The information in this prospectus supplement is not complete and may be amended. A registration statement relating to these securities has been declared effective with the Securities and Exchange Commission. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-73357
Subject to Completion
Preliminary Prospectus Supplement dated January 20, 2000

PROSPECTUS SUPPLEMENT

(To prospectus dated March 16, 1999)

$

AMERCO

[UHAUL LOGO]

       % Senior Notes due

        AMERCO will pay interest on the      % notes due                that we are offering under this prospectus supplement semi-annually on           and           of each year, starting on                , 2000. The notes will mature on                . We can redeem some or all of the notes at our option on at least 30 days notice at the redemption prices described herein.

      The notes rank equally with all other senior indebtedness of AMERCO and senior in right of payment to all future subordinated indebtedness of AMERCO. The notes will not be entitled to the benefit of any sinking fund. The notes will not be listed on any securities exchange or included in any automated quotation system.

      Investing in the notes involves certain risks which are described in the “Risk Factors” section beginning on page 7 of the accompanying prospectus.

	Per Note	Total

Public offering price (1)%		$

Underwriting discount	%	$

Proceeds, before expenses, to AMERCO	%	$

     (1)  Plus accrued interest from                , 2000 if settlement occurs after that date

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

      The notes will be ready for delivery, in book-entry form only through The Depository Trust Company, on or about                , 2000.

Merrill Lynch & Co.	Chase Securities Inc.

The date of this prospectus supplement is January   , 2000.

TABLE OF CONTENTS

Prospectus Supplement

      This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the notes we are offering and certain other matters relating to us and our business. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this series of notes we are offering. Generally, when we refer to the prospectus, we are referring to both parts combined. If the description of your notes varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY

      In this prospectus supplement, AMERCO and references to “we,” “our,” “ours” and “us” include all of our subsidiaries and predecessors, unless the context otherwise requires. The following summary contains basic information about this offering. It may not contain all the information that is important to you. The “Description of Notes” section of this prospectus supplement contains more detailed information regarding the terms and conditions of the notes.

Our Company

      AMERCO owns all of the stock of our principal subsidiary, U-Haul International, Inc. U-Haul operations represented over 80% of our total revenues for each of the past five fiscal years ended March 31, 1999. We also own all the stock of Republic Western Insurance Company, Oxford Life Insurance Company and Amerco Real Estate Company.

U-Haul Operations

•	U-Move Operations

      Founded in 1945, U-Haul is primarily engaged in the rental of trucks, automobile-type trailers, and support rental items to the do-it-yourself moving customer which includes the sale of moving items or moving materials, such as boxes, tape, and packaging materials. We believe that we are the only nationwide single-brand provider of one-stop-shopping for moving services and materials for the do-it-yourself mover. Our product offering is further enhanced by our ability to provide self-storage facilities (940 locations) at both ends of a move. A significant percentage of self-movers store at least a portion of their possessions at some point during their self-move. Our do-it-yourself moving business operates under the U-Haul name through an extensive and geographically diverse distribution network of approximately 1,100 company-owned U-Haul centers and approximately 15,000 independent dealers throughout the United States and Canada. We believe that we have more moving equipment rental locations than our two largest competitors combined. The U-Haul rental equipment fleet consists of 95,800 trucks, 80,800 trailers, and 18,700 tow dollies. The U-Haul rental fleet is managed with a point of sale system at each of our approximately 16,100 locations, which is tied into our national network of computers that allows U-Haul to control the flow of rental equipment across North America.

•	Self-Storage Rental Operations

      U-Haul entered the self-storage business in 1974 and offers for rent more than 28 million square feet of self-storage space through 940 company-owned or managed storage locations. We believe we are the second largest self-storage operator (in terms of number of facilities operated) in the industry. We believe our self-storage operations are complementary to the do-it-yourself moving business. All of our self-storage space is located at or near one or more U-Haul centers or independent U-Haul dealers.

Insurance Operations

•	Republic Western

      Republic Western originates and reinsures property and casualty type insurance products for independent third parties, U-Haul customers, and U-Haul. Republic Western’s principal strategy is to capitalize on its knowledge of insurance products aimed at the moving and rental markets. Approximately 29% of Republic Western’s written premiums relate to insurance underwriting activities involving affiliates of AMERCO. Approximately 11% of AMERCO’s total revenues for the fiscal year ended March 31, 1999 were from Republic Western.

•	Oxford

      Oxford primarily reinsures life, health, and annuity insurance products and administers our self-insured employee health plan. Approximately 1.5% of Oxford’s premium revenue is from business with affiliates of AMERCO. Approximately 7% of AMERCO’s total revenues for the fiscal year ended March 31, 1999 were from Oxford.

General

      Our principal executive office is located at 1325 Airmotive Way, Suite 100, Reno, Nevada 89502, and our telephone number is (775) 688-6300.

The Offering

Issuer	AMERCO.

Securities	$ million principal amount of % senior notes due .

Maturity	The notes will mature , .

Interest Rate	The notes will bear interest at the rate of % per annum.

Interest Payment Dates	We will pay interest on the notes semi-annually on and beginning , 2000.

Optional Redemption	We can redeem some or all of the notes at our option on at least 30 days notice at the redemption prices described herein, plus any accrued and unpaid interest to the date fixed for redemption.

Change in Control	If certain types of change in control were to occur, each holder of notes would have the option to require us to repurchase such notes, in whole or in part, at a price equal to 101% of the principal amount of those notes, plus any accrued and unpaid interest to the purchase date.

Ranking	The notes will be general unsecured obligations of AMERCO. The notes will rank equally in right of payment with all senior indebtedness of AMERCO, and senior in right of payment to all future subordinated indebtedness of AMERCO. The notes are not guaranteed by any AMERCO subsidiary. The notes will be effectively subordinated to (i) any secured indebtedness of AMERCO to the extent of the assets securing that indebtedness and (ii) all indebtedness for money borrowed and other liabilities of our subsidiaries.

As of September 30, 1999, after giving pro forma effect to this offering:

• we had approximately $1.087 billion of notes and loans payable ($0.3 million of which is secured debt) and

• our subsidiaries had approximately $0.3 million of debt.

Certain Covenants	The Second Supplemental Indenture governing the notes will contain covenants that will, among other things, limit our ability to incur certain liens securing indebtedness, engage in certain sale-leaseback transactions, and enter into certain consolidations, mergers, or transfers of substantially all of our assets.

Use of Proceeds	We estimate that the net proceeds from the offering will be approximately $ million. We intend to use these proceeds to repay indebtedness outstanding under our revolving credit agreement.

Risk Factors	See “Risk Factors” in the accompanying prospectus on page 7 for a discussion of certain factors you should consider carefully before deciding whether to invest in the notes.

Selected Financial Data

      We derived the selected financial data presented below for each of the three fiscal years ended March 31, 1999, 1998 and 1997 from our audited consolidated financial statements. We derived the selected financial data for the six month periods ended September 30, 1999 and 1998 from our unaudited consolidated financial statements, which in management’s opinion include all normal, recurring adjustments necessary for a fair statement of the information for the periods presented. Results of operations for a six month period are not necessarily indicative of results of operations for a full year.

      You should read the financial data presented below in conjunction with the consolidated financial statements, the related notes and other financial information contained herein and in our Annual Report on Form 10-K for the fiscal year ended March 31, 1999 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, which are incorporated in this prospectus supplement and the accompanying prospectus by reference. See “Where You Can Find More Information” in the accompanying prospectus.

				For the six months ended
	For the years ended March 31,			September 30,

	1999	1998	1997	1999	1998

	(in thousands, except number of shares)

Summary of Operations:

Rental and net sales	$1,255,493	$1,194,948	$1,146,751	$753,151	$706,468

Premiums, net investment and interest income	296,439	229,661	238,628	148,830	131,509

	1,551,932	1,424,609	1,385,379	901,981	837,977

Operating expenses and cost of sales(1)	992,081	919,637	882,472	528,177	511,483

Benefits, losses and amortization of deferred acquisition cost	196,775	189,770	190,623	100,473	88,790

Lease expense	118,742	89,879	85,973	64,212	56,532

Depreciation, net(2)	73,066	69,655	66,742	38,551	31,902

	1,380,664	1,268,941	1,225,810	731,413	688,707

Earnings from operations	171,268	155,668	159,569	170,568	149,270

Interest expense	73,658	79,369	76,041	39,815	36,635

Pretax earnings from operations	97,610	76,299	83,528	130,753	112,635

Income tax expense	(35,101)	(27,643)	(29,344)	(46,319)	(39,234)

Earnings from operations before extraordinary loss on early extinguishment of debt	62,509	48,656	54,184	84,434	73,401

Extraordinary loss on early extinguishment of debt, net	—	(13,672)	(2,319)	—	—

Net earnings	$62,509	$34,984	$51,865	$84,434	$73,401

Weighted average common shares outstanding, basic	21,937,686	21,896,101	25,479,651	21,958,826	21,930,301

Weighted average common shares outstanding, diluted	—	—	—	22,542,159	—

				For the six months ended
	For the years ended March 31,			September 30,

	1999	1998	1997	1999	1998

	(in thousands)

Balance Sheet Data:

Total property, plant and equipment, net	$1,294,824	$1,275,756	$1,247,066	$1,318,297	$1,304,072

Total assets	3,087,503	2,913,277	2,718,994	3,127,133	2,931,468

Notes and loans payable	1,114,748	1,025,323	983,550	1,087,377	997,982

Stockholders’ equity(3)	616,025	595,059	602,320	664,088	628,139

(1)	Reflects the adoption of Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” during the year ended March 31, 1998.

(2)	Reflects the change in estimated residual value during the year ended March 31, 1998.

(3)	Reflects the adoption of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” during the year ended March 31, 1999.

USE OF PROCEEDS

      Initially, AMERCO intends to use the net proceeds from the sale of the notes to repay floating rate indebtedness outstanding under our revolving credit agreement dated June 30, 1997 (which expires on June 30, 2002). The debt to be repaid with the proceeds of the notes bears interest at rates ranging from 6.0625% to 6.3125%. The debt incurred under the revolving credit agreement was used for working capital purposes and the satisfaction at maturity of $50,000,000 of Medium-Term notes (bearing interest at rates ranging from 7.05% to 7.10%) and $100,000,000 of Bond Backed Asset Trust Notes (bearing interest at 6.65%).

RATIO OF EARNINGS TO FIXED CHARGES

      The following table shows AMERCO’s ratio of earnings to fixed charges for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pretax earnings from operations plus total fixed charges excluding interest capitalized during the period, and “fixed charges” consists of interest expense, capitalized interest, amortization of debt expense and discounts, and one-third of our annual rental expense (which we believe is a reasonable approximation of the interest factor of these rentals). The ratio for the six months ended on September 30, 1999 may be different from the ratio for fiscal 2000 because, among other reasons, U-Haul rental operations are seasonal and proportionally more of our earnings are generated in the first and second quarters of each fiscal year.

Six Months
Ended	Fiscal Year Ended March 31,
September 30,
1999	1999	1998	1997	1996	1995

3.12	1.84	1.66	1.74	2.02	1.99

      For more information on AMERCO’s ratio of earnings to fixed charges, see “Where You Can Find More Information.”

CAPITALIZATION

      The following table sets forth the consolidated capitalization of AMERCO at September 30, 1999 on an actual basis, on a pro forma basis after giving effect to the satisfaction at maturity of $50,000,000 of medium-term notes and $100,000,000 of bond backed asset trust notes with a corresponding increase in the outstanding balance of the revolving credit facility, and on a pro forma basis as adjusted to give effect to the issuance of the notes offered hereby and the application of the proceeds therefrom before underwriters discount and expenses. For purposes of preparing this table, we have assumed the proceeds of the notes to be $200 million.

	September 30, 1999

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands)

Long-term debt:

5-year revolving credit facility	$175,000	$325,000	$125,000

Senior notes due 2002	150,000	150,000	150,000

Senior notes due 2003	175,000	175,000	175,000

Medium-Term notes and other	287,377	237,377	237,377

Notes Payable-Bond Backed Asset Trust	300,000	200,000	200,000

Securities offered hereunder	—	—	200,000

	$1,087,377	$1,087,377	$1,087,377

Stockholders’ equity:
Serial preferred stock, with or without par value, 50,000,000 shares authorized —

Series A preferred stock, with no par value, 6,100,000 shares authorized; 6,100,000 shares issued and outstanding	—	—	—

Series B preferred stock, with no par value, 100,000 shares authorized; none outstanding	—	—	—

Serial common stock, with or without par value, 150,000,000 shares authorized — Series A common stock of $0.25 par value, 10,000,000 shares authorized; 5,762,495 shares issued	1,441	1,441	1,441

Common stock of $0.25 par value, 150,000,000 shares authorized; 36,487,505 shares issued	9,122	9,122	9,122

Additional paid-in capital	274,905	274,905	274,905

Accumulated other comprehensive income	(22,159)	(22,159)	(22,159)

Retained earnings	780,596	780,596	780,596

	1,043,905	1,043,905	1,043,905

Less:
Cost of common shares in treasury, net (19,635,913 shares)	363,533	363,533	363,533

Unearned employee stock ownership plan shares	16,284	16,284	16,284

Total stockholders’ equity	$664,088	$664,088	$664,088

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

      This following discussion contains forward-looking statements. Additional written or oral forward-looking statements may be made by AMERCO from time to time in filings with the Securities and Exchange Commission or otherwise. Management believes such forward-looking statements are within the meaning of the safe-harbor provisions. Such statements may include, but not be limited to, projections of revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services and financing needs or plans, as well as assumptions relating to the foregoing. The words “believe”, “expect”, “anticipate”, “estimate”, “project” and similar expressions identify forward-looking statements, which speak only as of the date the statement was made. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The following disclosures, as well as other statements in AMERCO’s Annual Report on Form 10-K for the fiscal year ended March 31, 1999 and in the Notes to AMERCO’s consolidated financial statements, included herein and in such Annual Report, describe factors, among others, that could contribute to or cause such differences, or that could affect AMERCO’s stock price.

Results of Operations

  Six Months Ended September 30, 1999 and 1998

      The following table shows industry segment data from AMERCO’s four industry segments, moving and storage operations, real estate, property and casualty insurance, and life insurance, for the six months ended September 30, 1999 and 1998.

	Moving and		Property/		Adjustments
	Storage	Real	Casualty	Life	and
	Operations	Estate	Insurance	Insurance	Eliminations	Consolidated

	(in thousands)

Six months ended September 30, 1999

Revenues:

Outside	$761,710	$5,996	$77,552	$56,723	$—	$901,981

Intersegment	—	35,298	3,350	622	(39,270)	—

Total revenue	$761,710	$41,294	$80,902	$57,345	$(39,270)	$901,981

Depreciation/ amortization	$40,416	$5,041	$6,985	$11,357	$—	$63,799

Interest expense	$39,815	$20,273	—	—	(20,273)	$39,815

Pretax earnings	$105,395	$13,916	$4,976	$6,466	—	$130,753

Income tax expense	$37,710	$4,871	$1,566	$2,172	—	$46,319

Identifiable assets	$1,400,884	$708,010	$622,439	$738,479	$(342,679)	$3,127,133

Six months ended September 30, 1998

Revenues:

Outside	$711,593	$2,479	$78,752	$45,153	$—	$837,977

Intersegment	—	36,207	4,751	589	(41,547)	—

Total revenue	$711,593	$38,686	$83,503	$45,742	$(41,547)	$837,977

Depreciation/ amortization	$27,826	$5,750	$3,438	$10,662	$—	$47,676

Interest expense	$36,635	$20,132	—	—	(20,132)	$36,635

Pretax earnings	$89,508	$9,856	$6,518	$6,753	—	$112,635

Income tax expense	$31,736	$3,450	$1,960	$2,088	—	$39,234

Identifiable assets	$1,270,602	$651,747	$650,220	$689,553	$(330,654)	$2,931,468

  Quarters Ended September 30, 1999 and 1998

      The following table shows industry segment data from AMERCO’s four industry segments, moving and storage operations, real estate, property and casualty insurance, and life insurance, for the quarters ended September 30, 1999 and 1998.

	Moving and		Property/		Adjustments
	Storage	Real	Casualty	Life	and
	Operations	Estate	Insurance	Insurance	Eliminations	Consolidated

	(in thousands)

Quarter ended September 30, 1999

Revenues:

Outside	$394,999	$3,039	$38,130	$26,403	$—	$462,571

Intersegment	—	17,688	827	316	(18,831)	—

Total revenue	$394,999	$20,727	$38,957	$26,719	$(18,831)	$462,571

Depreciation/ amortization	$21,272	$2,566	$3,626	$6,788	$—	$34,252

Interest expense	$19,617	$10,035	—	—	(10,035)	$19,617

Pretax earnings	$53,480	$6,138	$2,985	$2,786	—	$65,389

Income tax expense	$19,263	$2,149	$939	$911	—	$23,262

Identifiable assets	$1,400,884	$708,010	$622,439	$738,479	$(342,679)	$3,127,133

Quarter ended September 30, 1998

Revenues:

Outside	$371,122	$1,032	$47,053	$25,026	$—	$444,233

Intersegment	—	18,149	4,722	303	(23,174)	—

Total revenue	$371,122	$19,181	$51,775	$25,329	$(23,174)	$444,233

Depreciation/ amortization	$13,305	$2,516	$1,414	$7,389	$—	$24,624

Interest expense	$17,984	$10,076	—	—	(10,076)	$17,984

Pretax earnings	$52,603	$5,393	$4,295	$2,972	—	$65,263

Income tax expense	$19,041	$1,890	$1,335	$826	—	$23,092

Identifiable assets	$1,270,602	$651,747	$650,220	$689,553	$(330,654)	$2,931,468

Results of Operations

  Fiscal Years Ended March 31, 1999, 1998, and 1997

      The following table shows industry segment data from AMERCO’S four industry segments, moving and storage operations, real estate, property and casualty insurance, and life insurance, for the fiscal years ended March 31, 1999, 1998, and 1997.

	Moving and		Property/		Adjustments
	Storage	Real	Casualty	Life	and
	Operations	Estate	Insurance	Insurance	Eliminations	Consolidated

	(in thousands)

1999

Revenues:

Outside	$1,266,372	$6,658	$166,475	$112,427	$—	$1,551,932

Intersegment	—	71,888	11,734	1,208	(84,830)	—

Total revenue	$1,266,372	$78,546	$178,209	$113,635	$(84,830)	$1,551,932

Depreciation/ amortization	$72,325	$10,990	$9,190	$21,597	—	$114,102

Interest expense	$73,658	$40,595	—	—	$(40,595)	$73,658

Pretax earnings	$46,679	$19,667	$19,106	$12,158	—	$97,610

Income tax expense	$18,819	$6,883	$5,976	$3,423	—	$35,101

Identifiable assets	$1,339,312	$708,756	$638,977	$737,423	$(336,965)	$3,087,503

1998

Revenues:

Outside	$1,205,985	$4,908	$167,398	$46,318	$—	$1,424,609

Intersegment	—	67,371	19,800	1,224	(88,395)	—

Total revenue	$1,205,985	$72,279	$187,198	$47,542	$(88,395)	$1,424,609

Depreciation/ amortization	$89,940	$7,824	$10,807	$5,251	—	$113,822

Interest expense	$37,146	$42,223	—	—	—	$79,369

Pretax earnings	$49,036	$15,887	$736	$10,640	—	$76,299

Income tax expense (benefit)	$19,166	$5,813	$(556)	$3,220	—	$27,643

Extraordinary loss on early extinguishment of debt, net	$13,672	—	—	—	—	$13,672

Identifiable assets	$1,221,579	$662,634	$654,449	$691,118	$(316,503)	$2,913,277

1997

Revenues:

Outside	$1,168,061	$4,350	$167,352	$45,616	$—	$1,385,379

Intersegment	—	65,624	19,725	1,009	(86,358)	—

Total revenue	$1,168,061	$69,974	$187,077	$46,625	$(86,358)	$1,385,379

Depreciation/ amortization	$61,822	$13,785	$12,040	$6,717	—	$94,364

Interest expense	$38,579	$37,462	—	—	—	$76,041

Pretax earnings	$34,501	$20,191	$18,262	$10,574	—	$83,528

Income tax expense	$14,078	$6,993	$5,502	$2,771	—	$29,344

Extraordinary loss on early extinguishment of debt, net	$2,319	—	—	—	—	$2,319

Identifiable assets	$1,158,932	$652,213	$609,687	$607,078	$(308,916)	$2,718,994

  Six Months Ended September 30, 1999 Versus Six Months Ended September 30, 1998

     Moving and Storage Operations

      Revenues consist of rental revenues and net sales. Total rental revenue increased by $44.1 million to $643.0 million for the six months ended September 30, 1999. Net revenues from the rental of moving related equipment increased by $41.6 million. This increase is primarily attributable to higher truck rental revenues. The growth in truck rental revenue primarily reflects improved utilization and an increase in the average revenue per transaction.

      Net sales revenues were $110.1 million and $107.6 million for the six months ended September 30, 1999 and 1998, respectively. Revenue growth from the sale of moving support items (i.e. boxes, etc.), which was up by 4.0% during the six months ended September 30, 1999, led to the improvement.

      Cost of sales was $62.7 million for the six months ended September 30, 1999, which represents a marginal decrease from $62.9 million for the same period of the prior year.

      Operating expenses before intercompany eliminations increased to $476.5 million for the six months ended September 30, 1999 from $459.9 million for the six months ended September 30, 1998. Increased expenditure levels for rental equipment maintenance and personnel due to an increase in fleet size and inventory levels were primarily responsible.

      Lease expense was $63.6 million and $56.4 million for the six months ended September 30, 1999 and 1998, respectively. This increase reflects additional leasing activity over the past twelve months.

      Net depreciation expense for the six months ended September 30, 1999 was $34.0 million, as compared to $26.3 million in the same period of the prior year. The increase reflects an increase in depreciation recognized on the rental truck fleet.

     Real Estate Operations

      Rental revenue before intercompany eliminations was $36.5 million for the six months ended September 30, 1999, compared to $37.3 million for the six months ended September 30, 1998. Intercompany revenue was $35.3 million and $36.2 million for the six months ended September 30, 1999 and 1998, respectively.

      Net investment and interest income was $4.7 million for the six months ended September 30, 1999 as compared to $1.4 million during the same period of the prior year. This increase correlates to a significant increase in average note and mortgage receivables outstanding.

      Operating expenses were $1.9 million for the six months ended September 30, 1999 versus $3.0 million for the six months ended September 30, 1998. Reduced building maintenance expense accounted for the majority of the decline from the prior year.

      Lease expense for the six months ended September 30, 1999 and 1998 was $0.6 million and $0.1 million, respectively. The increase reflects payments under a synthetic lease facility being utilized to develop storage properties.

      Net depreciation expense for the six months ended September 30, 1999 was $4.6 million, as compared to $5.6 million in the same period of the prior year. The decrease reflects higher gains from the disposition of property and lower levels of depreciable assets.

     Property and Casualty Insurance

      Republic’s premiums were $64.6 million and $65.3 million for the six months ended June 30, 1999 and 1998, respectively. The decrease in premium for 1999 as compared to 1998 resulted from the U-Haul Liability programs in the rental industry, which decreased to $23.9 million from $28.8 million, respectively. This decrease results from the restructuring of the U-Haul Business Auto General Liability policy. The deductible was changed on April 1, 1999 from a flat deductible to a 95% deductible. This reduced premiums by $3.5 million for the six months ended June 30, 1999 as compared to 1998. The impact of this change will result in an overall savings of $0.6 million in premium taxes for policy year 1999. Additionally, assumed treaty reinsurance decreased to $20.9 million for the six months ended June 30, 1999 as compared to $23.5 million for the six months ended June 30, 1998 due to the 1998 Crop Hail premium accrued at December 1998. Premiums for these programs are accrued during the fourth quarter and are settled in the first quarter of the following year. Direct multiple peril and general agency premium increased to $11.6 million and $8.2 million, respectively, for the six months ended June 30, 1999 compared to $9.8 million and $3.2 million, respectively, for the six months ended June 30, 1998.

      Net investment income was $16.3 million and $18.2 million for the six months ended June 30, 1999 and 1998, respectively. The decrease from 1998 to 1999 is attributable to a decrease in invested assets and a lower yield on reinvested funds.

      Benefits and losses were $53.7 million and $56.5 million for the six months ended June 30, 1999 and 1998, respectively. The decrease from 1998 to 1999 resulted from a decrease in the U-Haul Liability programs for unpaid reported claims corresponding to the decrease in premiums mentioned above.

      Deferred acquisition costs (DAC) consists of commissions and other costs, which vary with and are primarily related to the production of new business. The prior year end commissions, and other related expenses, are amortized over the following year. The amortization expenses for the six months ended June 30, 1999 and 1998 consisted of $6.8 million and $2.4 million, respectively. The increase from 1998 to 1999 is due mainly to Republic’s subsidiary company’s DAC expense, which increased to $1.9 million for the six months ended June 30, 1999 from a negligible amount for the six months ended June 30, 1998. Also contributing was a $1.5 million increase in the nonaffiliated agents’ expense. Field Underwriters increased due to 1998 written and unearned premiums and Republic Western Specialty Underwriters increased due to 1998 commission expenses relating to a settlement agreement with the previous general agent. Additionally, 1999 assumed treaty reinsurance increased $0.9 million due to increased 1998 premium writings.

      Operating expenses were $15.4 million and $18.0 million for the six months ended June 30, 1999 and 1998, respectively. Commissions decreased to $8.5 million for the six months ended June 30, 1999 compared to $11.5 million for the six months ended June 30, 1998. This is mainly attributable to Republic’s subsidiary’s DAC earned for the six months ended June 30, 1999. No DAC for this subsidiary was included for the six months ended June 30, 1998, as the subsidiary was purchased in December 1998. Additionally, there was an increase in the nonaffiliated agents’ DAC expense mentioned above. Slightly offsetting were increased lease expenses of $0.9 million for the six months ended June 30, 1999 from $0.4 million for the six months ended June 30, 1998. All other underwriting expenses consisted of $6.0 million and $6.1 million for the six months ended June 30, 1999 and 1998, respectively.

      Operating profit before tax and intercompany elimination was $5.0 million and $6.5 million for the six months ended June 30, 1999 and 1998, respectively. This decrease of $1.5 million in 1999 resulted mainly from decreased premium revenue and investment income and increased underwriting expenses. Republic’s operating profit remains on plan to meet year end expectations.

     Life Insurance

      Net premiums were $47.2 million for the six months ended June 30, 1999 and $36.3 million for 1998. Oxford realized premium increases in the areas of Medicare supplement, credit life and disability, and single premium whole life insurance products. Oxford increased the Medicare supplement premium through the reinsurance of a block of policies and by adding direct premium through new programs; these increased premiums by $12.4 million. Credit life and disability premiums grew $2.7 million from increased marketing efforts. Both Oxford’s recently acquired companies, North American Insurance Company (NAI) and Safe Mate Life Insurance Company (Safe Mate), heavily market credit life and disability insurance. Oxford began marketing a new single premium whole life policy in 1998; this product accounted for $2.4 million of new premiums. As expected, premiums decreased due to fewer annuitizations, the termination of non-essential NAI lines and the sale of North American Fire & Casualty Insurance

Company at the end of 1998 to Republic. These changes accounted for a $6.6 million decrease in premiums through the first six months of 1999.

      Net investment income before intercompany eliminations was $10.1 million for the six months ended June 30, 1999 and $9.4 million for 1998. This increase is due to the increase in the average invested assets for the year, which was the result of new premium in 1999 and the increased asset base from the acquisition of NAI and Safe Mate.

      Benefits incurred were $30.3 million and $23.5 million for the six months ended June 30, 1999 and 1998, respectively. This increase is primarily due to Medicare supplement benefits incurred. These benefits are related to the new business recorded in 1998. The new Medicare supplement reinsurance accounted for $8.9 million of benefit variance. Oxford has experienced improved loss ratios in its credit insurance products, partially offsetting the new Medicare supplement benefits.

      Amortization of DAC was $9.6 million and $6.4 million for the six months ended June 30, 1999 and 1998, respectively. Typically, Oxford defers commissions and other policy acquisition costs on single premium business. These costs are amortized as the premium is earned over the term of the policy. Oxford continues to increase its single premium credit business in force, thus increasing both the deferred costs on the balance sheet and the subsequent amortization.

      Operating expenses were $11.0 million and $9.1 million for the six months ended June 30, 1999 and 1998, respectively. A key component of operating expenses is the amortization of acquisition costs resulting from the purchase of NAI. This amounts to $1.7 million in 1999. Commissions have increased $2.0 million in 1999 in proportion to the increase in new premiums. Operating expenses, still within budgeted expectations, have increased in 1999 due to the expansion of business volume.

      Operating profit before tax and intercompany eliminations was $6.5 million and $6.8 million for the six months ended June 30, 1999 and 1998, respectively. The decrease over the prior year is primarily due to increased health loss ratios. This negative trend is being corrected through statutory premium rate filings.

     Interest Expense

      Interest expense was $39.8 million for the six months ended September 30, 1999, as compared to $36.6 million for the six months ended September 30, 1998. The increase can be attributed to an increase in average debt outstanding and a modest increase in the average cost of debt.

     Consolidated Group

      As a result of the foregoing, pretax earnings of $130.8 million were realized in the six months ended September 30, 1999, as compared to $112.6 million for the same period in 1998. After providing for income taxes, net earnings for the six months ended September 30, 1999 were $84.4 million, as compared to $73.4 million for the same period of the prior year.

  Quarter Ended September 30, 1999 Versus Quarter Ended September 30, 1998

     Moving and Storage Operations

      Revenues consist of rental revenues and net sales. Rental revenue increased by $20.0 million to $337.5 million in the quarter ended September 30, 1999. This increase reflects an $18.4 million increase in revenues from the rental of moving related equipment reflecting improved local truck utilization, higher average revenue per transaction and higher truck rental inventory.

      Net sales revenues were $52.5 million in the quarter ended September 30, 1999 as compared to net sales of $51.3 million in the quarter ended September 30, 1998. Revenue growth from the sale of moving support items (i.e. boxes, etc.) and hitches led to the majority of the increase during the quarter.

      Cost of sales was $31.4 million in the quarter ended September 30, 1999, which represents an increase from $30.2 million for the same period of the prior year. Rising material costs from the sale of propane accounted from almost half of the increase.

      Operating expenses before intercompany elimination increased to $250.9 million in the quarter ended September 30, 1999 from $242.0 million in the quarter ended September 30, 1998. The increase reflects higher personnel and rental equipment maintenance expenditures associated with an increase in truck rental transactions and inventory levels.

      Net depreciation expense for the quarter ended September 30, 1999 was $17.2 million, as compared to $12.2 million in the same period of the prior year. The increase reflects an increase in depreciation recognized on the rental truck fleet.

     Real Estate Operations

      Rental revenue before intercompany eliminations was $18.3 million in the quarter ended September 30, 1999, compared to $18.6 million in the quarter ended September 30, 1998. Intercompany revenue was $17.7 million as compared to $18.1 million in the prior year’s first quarter.

      Net investment and interest income was $2.4 million in the quarter ended September 30, 1999 as compared to $0.5 million in the quarter ended September 30, 1998. This increase correlates to a significant increase in average note and mortgage receivables outstanding.

      Operating expenses were $1.4 million in the quarter ended September 30, 1999 versus $1.5 million in the quarter ended September 30, 1998. Reduced building maintenance expense accounted for the majority of the decline from the prior year.

      Lease expense was $0.6 million during the quarter ended September 30, 1999 versus a negligible amount during the quarter ended September 30, 1998. The increase reflects payments under a synthetic lease facility being utilized to develop storage properties.

      Net depreciation expense for the quarter ended September 30, 1999 was $2.6 million, as compared to $2.1 million in the same period of the prior year. The increase reflects lower gains from the disposition of property.

     Property and Casualty Insurance

      Republic’s premiums for the quarters ended June 30, 1999 and 1998 were $30.8 million and $42.5 million, respectively. The premium decrease in 1999 compared to 1998 resulted from the U-Haul Liability programs in the rental industry, which decreased to $9.4 million from $23.0 million, respectively. This decrease results from the restructuring of the U-Haul Business Auto General Liability policy. The deductible was changed on April 1, 1999 from a flat deductible to a 95% deductible. This reduced premiums by $12.5 million for the quarter ended June 30, 1999 as compared to 1998. The result of this change will result in an overall savings of $0.6 million in premium taxes for policy year 1999. Additionally, assumed treaty reinsurance decreased to $11.0 million for the quarter ended June 30, 1999 as compared to $13.0 million for the quarter ended June 30, 1998 due to a decrease in writings as a result of canceled treaties not replaced in 1999. Direct multiple peril and general agency premiums increased to $6.1 million and $4.3 million, respectively for the quarter ended June 30, 1999 compared to $4.9 million and $1.6 million, respectively for the quarter ended June 30, 1998.

      Net investment income was $8.2 million and $9.2 million for the quarters ended June 30, 1999 and 1998, respectively. The decrease from 1998 to 1999 resulted from a decrease in invested assets and a lower yield on reinvested funds.

      Benefits and losses incurred were $25.4 million and $36.5 million for the quarters ended June 30, 1999 and 1998, respectively. The decrease from 1998 to 1999 is due to a decrease in the U-Haul Liability programs for unpaid unreported claims corresponding to the decrease in premiums mentioned above.

      DAC consists of commissions and other costs, which vary with and are primarily related to the production of new business. The prior year end commissions, and other related expenses, are amortized over the following year. The amortization expenses for the quarters ended June 30, 1999 and 1998 consisted of $3.6 million and $0.6 million, respectively. The increase from 1998 to 1999 is mainly due to Republic’s subsidiary company’s DAC expenses, which increased to $1.1 million for the quarter ended June 30, 1999 from a negligible amount for the quarter ended June 30, 1998. Also contributing was a $1.0 million increase in the nonaffiliated agents’ expense. Field Underwriting increased due to increased 1998 written and unearned premiums and Republic Western Specialty Underwriters increased due to 1998 commission expenses relating to a settlement agreement with the previous general agent. Additionally, 1999 assumed treaty reinsurance increased $0.7 million from 1998 due to increased 1998 premium writings.

      Operating expenses were $6.9 million and $10.4 million for the quarters ended June 30, 1999 and 1998, respectively. Commissions decreased to $4.4 million for the quarter ended June 30, 1999, compared to $7.1 million for the quarter ended June 30, 1998. This is mainly attributable to Republic’s subsidiary’s DAC earned for the quarter ended June 30, 1999. Since this subsidiary was purchased in December 1998, there was no DAC included for the quarter ended June 30, 1998. Additionally, there was an increase in the nonaffiliated agents’ and assumed treaty reinsurance DAC which relates to the increase in the expense mentioned above. Slightly offsetting were increased lease expenses of $0.5 million for the quarter ended June 30, 1999 as compared to $0.2 million for the quarter ended June 30, 1998. All other underwriting expenses consisted of $2.0 million and $3.1 million for the quarters ended June 30, 1999 and 1998, respectively.

      Operating profit before tax and intercompany elimination was $3.0 million and $4.3 million for the quarters ended June 30, 1999 and 1998, respectively. This represents a decrease in 1999 of $1.3 million over 1998 and resulted mainly from decreased premium revenue and investment income, offset slightly by decreased underwriting expenses.

     Life Insurance

      Net premiums were $22.1 million for the quarter ended June 30, 1999 and $20.3 million for 1998. Oxford realized premium increases in the areas of Medicare supplement, credit life and disability and single premium whole life insurance products. In 1999, Oxford increased premium over 1998 Medicare supplement premium through the reinsurance of a block of policies and by adding direct premium through new programs; these increased premiums by $2.2 million. Credit life and disability premiums remained constant with production gains being offset by new ceding activities. Production sales of Oxford’s new single premium whole life policy increased by $0.9 million in the second quarter compared to 1998. These increases were offset by fewer reinsurance annuitizations in 1999 than 1998, leading to $0.8 million less in annuity premium. In addition, there were $0.5 million in premium decreases for the second quarter resulting from the planned termination of NAI products not part of Oxford’s strategic focus.

      Net investment income before intercompany eliminations was $4.6 million for the quarter ended June 30, 1999 and $5.0 million for 1998. This decrease is due to lower rates on short-term invested assets for the quarter. Mortgage loan interest income dropped as the portfolio decreased.

      Benefits incurred were $14.9 million and $12.3 million for the quarters ended June 30, 1999 and 1998, respectively. This increase is primarily due to Medicare supplement benefits incurred. These benefits are related to the new business recorded during the last quarter of 1998. The new Medicare supplement reinsurance accounted for $4.3 million of the increase. Annuity benefits decreased $1.0 million in the period due to the decrease in annuitizations in 1999 over 1998.

      Amortization of DAC was $6.3 million and $3.6 million for the quarters ended June 30, 1999 and 1998, respectively. Typically, Oxford defers commissions and other policy acquisition costs on single premium business. These costs are amortized as the premium is earned over the term of the policy. Oxford continues to increase its single premium credit business in force, thus increasing both the deferred costs on the balance sheet and the subsequent amortization.

      Operating expenses were $2.9 million and $6.4 million for the quarters ended June 30, 1999 and 1998, respectively. From 1998, the dynamic amortization of the purchase value of the policies acquired in the Encore Financial, Inc. purchase has decreased in relation to the short-term nature of the business that was in force. Commissions have increased $1.1 million in 1999 in proportion to the increase in new premiums. Compared to the second quarter in 1998, operating expenses increased for the quarter by $1.1 million stemming from the administration costs associated with new reinsurance contracts.

      Operating profit before tax and intercompany eliminations was $2.6 million and $3.0 million for the quarters ended June 30, 1999 and 1998, respectively. The decrease over prior year is primarily due to higher loss ratios for the health products.

     Interest Expense

      Interest expense was $19.6 million for the quarter ended September 30, 1999, as compared to $18.0 million for the quarter ended September 30, 1998. The increase can be attributed to an increase in average debt outstanding and a modest increase in the average cost of debt.

     Consolidated Group

      As a result of the foregoing, pretax earnings were $65.4 million during the quarter ended September 30, 1999, as compared to $65.3 million for the same period in 1998. After providing for income taxes, net earnings for the quarter ended September 30, 1999 were $42.1 million, as compared to $42.2 million for the same period of the prior year.

  Fiscal Year Comparison on a Consolidated Basis

     Rental Revenue

      Rental revenue, net of commission expense was $1,074.2 million, $1,018.7 million and $973.8 million in fiscal years 1999, 1998 and 1997, respectively. Details by material segment follow:

•	Moving and Storage Operations

Rental revenue was $1,072.1 million, $1,016.2 million and $971.3 million in fiscal years 1999, 1998 and 1997, respectively. The increase from fiscal year 1998 to fiscal year 1999 was primarily due to the growth in truck rental revenues which benefited from transactional growth reflecting increased utilization. The increase from fiscal year 1997 to fiscal year 1998 also reflects a growth in truck rental revenues benefiting from transactional growth and reflects a higher average revenue per transaction.

•	Real Estate Operations

Rental revenue before intercompany eliminations were $74.0 million, $69.9 million and $68.1 million in fiscal years 1999, 1998 and 1997, respectively. Intercompany rental revenue was $71.9 million, $67.4 million and $65.6 million in fiscal years 1999, 1998 and 1997, respectively. The increase from fiscal year 1998 to fiscal year 1999 reflects the addition of new system operating companies.

     Net Sales

      Net sales revenues were $181.3 million, $176.2 million and $173.0 million in fiscal years 1999, 1998 and 1997, respectively. Revenue growth from the sale of moving support items ( i.e. boxes, etc.) and propane resulted in the increase during both years.

     Premiums

      Premium revenues, after intercompany eliminations, were $226.8 million in fiscal year 1999, $164.6 million in fiscal year 1998 and $163.6 million in fiscal year 1997. Details by material segment follow:

     •  Property and Casualty Insurance

Premium revenues, before intercompany eliminations, were $145.3 million, $155.9 million and $156.5 million for the years ended December 31, 1998, 1997 and 1996, respectively. The 1998 premium decrease resulted from U-Haul Liability programs in the rental industry, which decreased to $66.6 million during 1998 from $84.5 million during 1997 and $83.9 million during 1996. This decrease in premiums resulted from an increase in the deductible and correspondingly decreased 1998 premium taxes by $0.3 million from 1997. The change in premium did not result in a change in the coverage offered to U-Haul. General agency premium of $6.5 million for 1998 increased from the $5.8 million for 1997, but decreased from the $8.8 million for 1996. This was due to the cancellation of a general agency agreement, a portion of which is now being written through another agent. Direct multiple peril premium increased to $21.0 million at December 31, 1998 compared to $16.5 million and $15.9 million for 1997 and 1996, respectively. Assumed treaty reinsurance increased to $51.2 million for the year ended December 31, 1998 as compared to $49.1 million and $47.8 million at December 31, 1997 and 1996, respectively. The increase in assumed treaty reinsurance is primarily in short-tail property coverage.

     •  Life Insurance

Premium revenues, before intercompany eliminations, were $94.5 million, $29.7 million and $27.8 million for the years ended December 31, 1998, 1997 and 1996, respectively. During 1998, Oxford realized premium increases from 1997 and 1996 in the areas of Medicare supplement, credit life and disability, and single premium whole life insurance products. Oxford increased Medicare supplement premium through the reinsurance of a block of policies and by adding direct premium from the acquisition of NAI in 1997, increasing premiums by $31.7 million. Credit life and disability premiums grew $27.2 million from the acquisition of NAI and Safe Mate. Both of the acquired companies heavily market credit life and disability insurance. Oxford began marketing a new single premium whole life policy in 1998; this product accounted for $2.6 million of new premiums.

     Net Investment and Interest Income

      Net investment and interest income was $69.6 million, $65.0 million and $75.0 million in fiscal years 1999, 1998 and 1997, respectively. Details by material segment follow:

     •  Moving and Storage Operations

Interest income was $12.9 million, $13.1 million and $23.0 million in fiscal years 1999, 1998 and 1997, respectively. The decrease in interest reflects the sale of notes receivable during fiscal year 1997.

     •  Real Estate Operations

Net investment and interest income was $4.5 million, $0.6 million and $1.8 million in fiscal years 1999, 1998 and 1997, respectively. The increase in fiscal year 1999 was due to the realized gain on the sale of property acquired through foreclosure. Also contributing to the increase was interest income received on notes receivable. The decrease in fiscal year 1998 reflects a lower average notes receivable balance.

     •  Property and Casualty Insurance

Net investment income was $32.9 million for the year ended December 31, 1998, $31.3 million for 1997 and $30.6 million for 1996. The continued increases result from enhanced yield provided by an increased investment in preferred stock.

     •  Life Insurance

Net investment income was $19.1 million for the year ended December 31, 1998, $17.8 million for 1997 and $18.8 million for 1996. The increase is due to the increase in the average invested assets for the year, which was the result of new premium in 1998 and the increased asset base from the acquisition of NAI and Safe Mate.

Operating Expenses

      Operating expenses were $885.3 million, $817.9 million and $778.7 million in fiscal years 1999, 1998 and 1997, respectively. Details by material segment follow:

     •  Moving and Storage Operations

Operating expenses were $893.0 million, $857.9 million and $839.7 million in fiscal years 1999, 1998 and 1997, respectively. The increased expense is due to increased personnel cost and other administrative costs. Increased liability insurance, due to transactional growth, continued for fiscal year 1999 from fiscal years 1998 and 1997.

     •  Real Estate Operations

Operating expenses were $6.2 million in fiscal year 1999, $7.7 million in fiscal year 1998 and $8.3 million in fiscal year 1997. Real Estate benefited from a reduction in intercompany management fees charged by an affiliated segment company during fiscal year 1999 compared to the prior two years.

     •  Property and Casualty Insurance

Operating expenses were $32.8 million, $12.0 million and $27.5 million for the years ended December 31, 1998, 1997 and 1996, respectively. Commissions consisted of $18.8 million at December 31, 1998 compared to $4.1 million at December 31, 1997 and $19.9 million at December 31, 1996. The 1998 commission increase of $14.7 million from 1997 and the decrease of $15.8 million from 1996 is mainly due to the recognition of a large contingent commission in 1997 on an excess of loss reinsurance contract and assumed treaty reinsurance. Also contributing was an increase in sliding scale commissions on the assumed treaty reinsurance. Lease expenses increased to $1.3 million for 1998 as compared to $0.3 million and $0.1 million for 1997 and 1996, respectively.

All other underwriting expenses consisted of $15.5 million, $8.2 million and $8.4 million for 1998, 1997 and 1996, respectively. The increase results primarily from increased expenses in the claims organization. During 1998, 94 positions were added in home and field office locations and two offices were opened in Texas and Iowa. The positions added were staff, director and manager levels, bringing multiple years worth of claims, management and leadership experience to Republic’s operations. Benefits from these additions include a reduction in average file age from 600+ days to nearly 100 days for non-litigated files; a reduction in law suits by 35%, customer complaints are down by 70%; and a decrease in Department of Insurance complaints of 50%. In addition, loss and loss adjustment expenses are down 20% and 30%, respectively, since 1997.

     •  Life Insurance

Operating expenses were $31.0 million, $6.9 million and $2.4 million for the years ended December 31, 1998, 1997 and 1996, respectively. A key component of operating expenses is the amortization of acquisition costs resulting from the purchase of NAI. This amounts to $12.1 million in 1998. Commissions have increased $4.0 million in 1998 in proportion to the increase in new premiums. Operating expenses, still within budgeted expectations, have increased in 1998 due to the expansion of business volume.

     Cost of Sales

      Cost of sales was $106.8 million, $101.7 million and $103.8 million in fiscal years 1999, 1998 and 1997, respectively. Increased material costs and a higher sales volume related to moving support items contributed to the fiscal year 1999 increase over fiscal year 1998. Cost of sales was virtually unchanged from fiscal year 1997 to fiscal year 1998 as lower costs associated with the sale of propane offset increased costs in other areas.

     Benefits and Losses

      Benefits and losses were $176.6 million in fiscal year 1999, $175.6 million in fiscal year 1998 and $174.1 million in fiscal year 1997. Details by material segment follow:

     •  Property and Casualty Insurance

Benefits and losses incurred were $118.9 million, $165.9 million and $131.4 million for the years ended December 31, 1998, 1997 and 1996, respectively. The loss and loss adjustment expenses incurred during 1998 decreased from 1997 and 1996 due mainly to the reduction in insurance transactions with U-Haul and corresponds to the decrease in liabilities for unpaid claims due to estimated future losses for current and prior policies for those transactions. The 1997 loss and loss adjustment expenses incurred increased from 1996 due to an increase in liabilities for unpaid claims on general agency assumed reinsurance and rental industry reserves.

     •  Life Insurance

Benefits incurred were $57.7 million, $24.4 million and $27.0 million for the years ended December 31, 1998, 1997 and 1996, respectively. This increase is primarily due to credit life and credit disability, and Medicare supplement benefits incurred. These benefits are related to the new business placed on the books in 1998. The new Medicare supplement reinsurance accounted for $14.7 million of the increase. Credit life and disability benefits increased by $8.9 million from 1998.

     Amortization of Deferred Acquisition Costs

      Amortization of deferred acquisition costs was $20.2 million, $14.2 million and $16.5 million in fiscal years 1999, 1998 and 1997, respectively. Deferred acquisition costs consists of commissions and other policy acquisition costs, which vary with and are primarily related to the production of new business. The prior year end commissions and other related expenses are recognized ratably over the remainder of the policy year. Details by material segment follow:

     •  Property and Casualty Insurance

Amortization was $7.4 million, $8.6 million and $9.9 million for the years ended December 31, 1998, 1997 and 1996, respectively. The continuing decrease is due to reduced writings in the assumed reinsurance line.

     •  Life Insurance

Amortization was $12.8 million, $5.6 million and $6.6 million for the years ended December 31, 1998, 1997 and 1996, respectively. Deferred policy acquisition costs have increased $13.9 million and $11.0 million from 1998 and 1997 respectively. Oxford’s large increase in single premium credit writings is the cause of the increase in both the deferred costs and the subsequent amortization.

     Lease Expense

      Lease expense was $118.7 million, $89.9 million and $86.0 million in fiscal years 1999, 1998 and 1997, respectively. Details by material segment follow:

•	Moving and Storage Operations

Lease expense was $118.4 million, $89.9 million and $85.9 million in fiscal years 1999, 1998 and 1997, respectively. The continued increase reflects additional leasing activity due to favorable lease rates.

•	Real Estate Operations

Lease expense for real estate operations is minimal at $0.1 million, $0.2 million and $0.1 million for fiscal years 1999, 1998 and 1997, respectively.

     Depreciation Expense, net

      Depreciation expense, net was $73.1 million, $69.7 million and $66.7 million in fiscal years 1999, 1998 and 1997, respectively. Details by material segment follow:

•	Moving and Storage Operations

Depreciation expense, net was $61.0 million, $64.6 million and $62.3 million in fiscal years 1999, 1998 and 1997, respectively. The decrease in fiscal year 1999 reflects an increase in the gains from the disposition of property, plant and equipment. The change from fiscal year 1998 and 1997 reflects an increase in depreciation expense of non-rental equipment.

•	Real Estate Operations

Depreciation expense, net was $12.0 million, $6.4 million and $4.0 million in fiscal years 1999, 1998 and 1997, respectively. The increase in fiscal year 1999 reflects a decrease in the gains from the disposition of property, plant and equipment, offset by the increased depreciation expense relating to the addition of new facilities for operating system companies. The change from fiscal year 1998 and 1997 reflects a reduction in gains from the disposition of property, plant and equipment offset by an increase in depreciation expense of buildings and non-rental equipment.

     Earnings from Operations

      Earnings from operations were $171.3 million, $155.7 million and $159.6 million in fiscal years 1999, 1998 and 1997, respectively. Details by material segment follow:

•	Moving and Storage Operations

Earnings from operations were $87.0 million, $78.7 million and $75.7 million in fiscal years 1999, 1998 and 1997, respectively. Increased rental transactions offset by corresponding expenses contributed to the earnings gain for the past two years.

•	Real Estate Operations

Earnings from operations were $60.3 million, $58.1 million and $57.7 million in fiscal years 1999, 1998 and 1997, respectively. A decrease in intercompany management fees charged contributed to the earnings increase for fiscal year 1999 compared to the prior two years.

•	Property and Casualty Insurance

Earnings from operations were $19.1 million, $0.7 million and $18.3 million for the years ended December 31, 1998, 1997 and 1996, respectively. This represents an increase of $18.4 million and $0.8 million over 1997 and 1996, respectively. The 1998 increase resulted mainly from decreased underwriting expense, increased net investment income and net realized gains on investments, partially offset by a reduction in earned premiums.

•	Life Insurance

Earnings from operations were $12.2 million, $10.6 million and $10.6 million for the years ended December 31, 1998, 1997 and 1996, respectively. The increase over prior years is primarily due to improved insurance claim loss ratios and higher volume of revenue.

     Interest Expense

      Interest expense was $73.7 million in fiscal year 1999, $79.4 million in fiscal year 1998 and $76.0 million in fiscal year 1997. The decrease can be attributed to a reduction in the average cost of debt over the past two fiscal years. The average debt level outstanding decreased in fiscal year 1999 compared to fiscal year 1998, and increased in fiscal year 1998 compared to fiscal year 1997.

     Extraordinary Loss on the Extinguishment of Debt

      During fiscal year 1998, AMERCO extinguished $76.0 million of 10.27% interest-bearing notes originally due in fiscal 1999 through fiscal 2002. This resulted in an extraordinary loss of $4.0 million, net of tax of $2.4 million ($0.18 per share). AMERCO also extinguished $255.0 million of 6.43% to 8.13% interest-bearing notes originally due in fiscal year 1999 through fiscal year 2010. This resulted in an extraordinary loss of $9.7 million, net of tax of $5.6 million ($0.44 per share).

      During fiscal year 1997, AMERCO extinguished debt of approximately $76.3 million by irrevocably placing cash into a trust of U.S. Treasury securities to be used to satisfy scheduled payments of principal and interest. AMERCO also extinguished $86.2 million of its long-term notes originally due in fiscal year 1997 through fiscal year 1999. These transactions resulted in an extraordinary loss of $2.3 million, net of tax of $1.4 million ($0.09 per share).

     Earnings of the Consolidated Group

      As a result of the foregoing, pretax earnings of $97.6 million were realized in fiscal year 1999 compared to $76.3 million in fiscal year 1998 and $83.5 million in fiscal year 1997. After providing for income taxes, earnings from operations were $62.5 million in fiscal year 1999 compared to $48.7 million in fiscal year 1998 and $54.2 million in fiscal year 1997. Following deductions for an extraordinary loss from the early extinguishment of debt, net earnings for the current year were $62.5 million compared to $35.0 million in fiscal year 1998 and $51.9 million in fiscal year 1997.

     Quarterly Results

      The following table presents unaudited quarterly results for the ten quarters in the period beginning April 1, 1997 and ending September 30, 1999. AMERCO believes that all necessary adjustments have been included in the amounts stated below to present fairly, and in accordance with generally accepted accounting principles, the selected quarterly information when read in conjunction with the consolidated financial statements incorporated herein by reference. U-Haul moving and storage operations are seasonal and proportionally more of AMERCO’s revenues and net earnings from its U-Haul moving and storage operations are generated in the first and second quarters of each fiscal year (April through September). The operating results for the periods presented are not necessarily indicative of results for any future period.

	Quarter Ended

	June 30,	September 30,
	1999	1999

	(in thousands, except
	share and per share data)

Total revenues	$439,410	462,571

Net earnings	42,307	42,127
Weighted average common shares outstanding

Basic	21,953,199	21,964,452

Diluted	22,953,199	22,131,119
Net earnings per common share(1)(6)

Basic	1.77	1.77

Diluted	1.70	1.76

	Quarter Ended

	June 30,	September 30,	December 31,	March 31,
	1998	1998	1998	1999

	(in thousands, except share and per share data)

Total revenues	$393,744	444,233	373,119	343,683

Net earnings (loss)	31,230	42,171	2,478	(13,370)

Weighted average common shares outstanding (both basic and diluted)	21,924,749	21,935,854	21,942,190	21,947,951

Net earnings (loss) per common share (both basic and diluted)(1)(6)	1.21	1.71	(0.07)	(0.78)

	Quarter Ended

	June 30,	September 30,	December 31,	March 31,
	1997	1997	1997	1998

	(in thousands, except share and per share data)

Total revenues	$371,180	416,374	323,598	314,104

Earnings (loss) from operations before extraordinary loss on early extinguishment of debt(2)(3)(4)(5)	29,198	39,032	(5,390)	(14,184)

Net earnings (loss)(3)(4)(5)	29,198	34,894	(15,236)	(13,872)

Weighted average common shares outstanding (both basic and diluted)	21,879,156	21,890,072	21,901,521	21,913,654

Earnings (loss) from operations before extraordinary loss on early extinguishment of debt per common share(2)(3)(4)(5)(6)	l.09	1.54	(0.49)	(0.85)

Net earnings (loss) per common share (both basic and diluted)(1)(2)(3)(4)(5)(6)	1.09	1.35	(0.94)	(0.84)

(1)	Net earnings (loss) per common share amounts were computed after giving effect to the dividends on AMERCO’s Preferred Stock.

(2)	Reflects the adoption of Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” during the fourth quarter of fiscal year 1998.

(3)	Reflects the change in estimated residual values during the fourth quarter of fiscal year 1998.

(4)	During the second quarter of fiscal year 1998, AMERCO extinguished $76.0 million of 10.27% interest-bearing notes originally due in fiscal year 1999 through fiscal year 2002. This resulted in an extraordinary loss of $4.0 million, net of tax of $2.4 million ($0.18 per share).

(5)	During the third quarter of fiscal year 1998, AMERCO extinguished $255.0 million of 6.43% to 8.13% interest-bearing notes originally due in fiscal year 1999 through fiscal year 2010. This resulted in an extraordinary loss of $9.7 million, net of tax of $5.6 million ($0.44 per share).

(6)	Reflects the redemption of $25 million, $50 million and $25 million of Series B preferred stock in fiscal years 2000, 1999 and 1998, respectively.

Liquidity and Capital Resources

  Moving and Storage Operations

      To meet the needs of its customers, U-Haul must maintain a large inventory of fixed asset rental items. At September 30, 1999, net property, plant, and equipment represented approximately 62.6% of total assets from non-insurance operations and approximately 42.2% of consolidated assets. In the six months ended September 30, 1999, capital expenditures were $182.7 million, as compared to $190.0 million in the six months ended September 30, 1998. These expenditures primarily reflect the expansion of the rental truck fleet. The capital required to fund these acquisitions was obtained through internally generated funds from operations and through lease financings.

      Cash flow from operations was $149.2 million in the six months ended September 30, 1999, as compared to $100.1 million in the six months ended September 30, 1998. The increase results from a combination of earnings growth, higher levels of depreciation and amortization and changes in other operating assets and liabilities.

      At September 30, 1999, total outstanding notes and loans payable was $1,087.4 million as compared to $1,114.8 million at March 31, 1999.

  Real Estate Operations

      Cash provided by operating activities was $7.0 million for the six months ended September 30, 1999. Cash used by operating activities was $2.8 million for the six months ended September 30, 1998. The increase resulted from a combination of increased earnings and changes in other operating assets and liabilities.

  Property and Casualty Insurance

      Cash flows used by operating activities were $6.6 million and $8.8 million for the six months ended June 30, 1999 and 1998, respectively. The 1999 to 1998 change resulted from decreased paid losses recoverable and increased other liabilities offset by an increase in other assets and the change in both unearned premium and loss and loss expense reserves.

      Republic’s cash and cash equivalents and short-term investment portfolio were $10.5 million and $2.9 million at June 30, 1999 and 1998, respectively. The increase from 1998 to 1999 resulted from the timing difference of maturities/calls being reinvested. This level of liquid assets, combined with budgeted cash flow, is adequate to meet periodic needs. Capital and operating budgets allow Republic to schedule cash needs in accordance with investment and underwriting proceeds.

      Republic maintains a diversified securities investment portfolio, primarily in bonds, at varying maturity levels with 96.1% of the fixed-income securities consisting of investment grade securities. The maturity distribution is designed to provide sufficient liquidity to meet future cash needs. Current liquidity remains strong with current invested assets equal to 106.1% of total liabilities.

      The liability for reported and unreported losses are based upon company historical and industry averages. Unpaid loss adjustment expenses are based on historical ratios of loss adjustment expenses paid to losses paid. Unpaid loss and loss expenses are not discounted.

      Stockholder’s equity was $213.6 million and $199.6 million at June 30, 1999 and 1998, respectively. Republic considers current stockholder’s equity to be adequate to support future growth and absorb unforeseen risk events. Republic does not use debt or equity issues to increase capital and therefore has no exposure to capital market conditions.

  Life Insurance

      Oxford’s primary sources of cash are premiums, receipts from interest-sensitive products, and investment income. The primary uses of cash are operating costs and benefit payments to policyholders. Matching the investment portfolio to the cash flow demands of the types of insurance being written is an important consideration. Benefit and claim statistics are continually monitored to provide projections of future cash requirements.

      Cash flows provided by operating activities were $2.4 million for the six months ended June 30, 1999 and 1998. Cash flows provided by financing activities were approximately $0.3 million and $7.1 million for the six months ended June 30, 1999 and 1998, respectively. Cash flows from deferred annuity sales increase investment contract deposits, which are a component of financing activities, as well as the purchase of fixed maturities, which are a component of investing activities. The decrease in cash flows provided by financing activities for the first six months of 1999 compared to the first six months of 1998 is due to lower ratio of annuity deposits to withdrawals.

      In addition to cash flows from operating and financing activities, a substantial amount of liquid funds is available through Oxford’s short-term portfolio. At June 30, 1999 and 1998, short-term investments were $75.6 million and $22.0 million, respectively. Management believes that the overall sources of liquidity will continue to meet foreseeable cash needs.

      Stockholder’s equity of Oxford increased to $90.7 million in 1999 from $90.1 million in 1998. Oxford did not pay dividends to its parent in 1999 or 1998.

      Applicable laws and regulations of the State of Arizona require AMERCO’s insurance subsidiaries to maintain minimum capital and surplus determined in accordance with statutory accounting practices. With respect to Oxford, the amount is $0.45 million. In addition, the amount of dividends that can be paid to shareholders by insurance companies domiciled in the State of Arizona is limited. Any dividend in excess of the limit requires prior regulatory approval. Statutory surplus which can be distributed as dividends without regulatory approval is $0.7 million at June 30, 1999. These restrictions are not expected to have a material adverse effect on the ability of AMERCO to meet its cash obligation.

  Consolidated Group

      During each of the fiscal years ended March 31, 2000, 2001 and 2002, U-Haul estimates gross capital expenditures will average approximately $325 million primarily reflecting rental fleet rotation. This level of capital expenditures, combined with an average of approximately $30-$115 million in annual long-term debt maturities during this same period, are expected to create annual average funding needs of approximately $355-$440 million. Management estimates that U-Haul will fund 100% of these requirements with internally generated funds, including proceeds from the disposition of older trucks and other asset sales.

  Credit Agreements and Other Indebtedness

      AMERCO’s operations are funded by various credit and financing arrangements, including unsecured long-term borrowings, unsecured medium-term notes, and revolving lines of credit with domestic and foreign banks. Principally to finance its fleet of trucks and trailers, AMERCO routinely enters into sale and leaseback transactions. As of September 30, 1999, AMERCO had $1,087.4 million in total notes and loans payable outstanding and unutilized lines of credit of approximately $225.0 million.

      On October 1 and October 15, 1999, AMERCO satisfied at maturity $50,000,000 and $100,000,000 of its medium-term notes and bond backed asset trust notes, respectively. AMERCO borrowed an additional $150,000,000 under its revolving credit agreement dated June 30, 1997 in order to repay such indebtedness.

      Certain of AMERCO’s credit agreements contain restrictive financial and other covenants, including, among others, covenants with respect to incurring additional indebtedness, maintaining certain financial ratios, and placing certain additional liens on its properties and assets. At September 30, 1999, AMERCO was in compliance with these covenants.

      AMERCO is further restricted in the issuance of certain types of preferred stock. AMERCO is prohibited from issuing shares of preferred stock that provide for any mandatory redemption, sinking fund payment, or mandatory prepayment, or that allow the holders thereof to require AMERCO or any subsidiary of AMERCO to repurchase such preferred stock at the option of such holders or upon the occurrence of any event or events without the consent of its lenders.

Year 2000 Disclosure

      In preparation for any potential Year 2000 processing problems, AMERCO worked since 1997 to identify any changes necessary to its existing computerized business systems to make these systems compliant for Year 2000 processing. AMERCO has spent approximately $2.8 million to date in its Year 2000 compliance efforts. Since January 1, 2000, AMERCO has been assessing its information technology systems and has found no major Year 2000 processing problems.

Stockholder Litigation

      As disclosed in Note 15 of Notes to Consolidated Financial Statements (audited), on October 1, 1996, AMERCO paid the last portion of a total of approximately $448.1 million to the plaintiffs (non-management members of the Shoen family and their affiliates) in full settlement of a long-standing legal dispute involving the Shoen family and related to control of AMERCO. As a result, the plaintiffs that owned AMERCO stock were required to transfer all of their shares of Common Stock to AMERCO. The total number of shares transferred was 18,254,976.

      The last issue remaining with the plaintiffs, whether or not the plaintiffs are entitled to statutory post-judgment interest at the rate of ten percent (10%) per year from February 21, 1995 (the date the Director-Defendants filed for protection under Chapter 11) until the judgment was satisfied, was resolved on January 10, 2000 when the United States Supreme Court denied review of the Bankruptcy Court’s ruling that the plaintiffs are entitled to such interest. In 1996, AMERCO deposited approximately $48.2 million into an escrow account to secure payment of the disputed interest, pending final resolution of this issue. The escrow account is reflected as a component of “Other assets” in AMERCO’s consolidated financial statements. The amount deposited into the escrow account will be transferred to the plaintiffs in the near future. The release of the escrow will not have the effect of increasing or decreasing AMERCO’s net earnings, but will reduce stockholders’ equity.

      AMERCO has deducted for income tax purposes approximately $324.0 million of the payments made to the plaintiffs. While AMERCO believes that such income tax deductions are appropriate, there can be no assurance that such deductions ultimately will be allowed in full.

Other

      On October 1, 1998, AMERCO implemented Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement standardizes the accounting for derivative instruments by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. It also provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of (a) the changes in the fair value of hedged asset or liability attributable to the hedged risk or (b) the earnings effect of the hedged forecasted transaction. As of March 31, 1999, AMERCO recorded an after tax adjustment of $3.6 million to accumulated other comprehensive income recognizing the fair value of derivatives designated as cash flow hedges. AMERCO uses interest rate swap agreements to potentially mitigate the impact of changes in interest rates on its variable rate debt. For the year ended March 31, 1999, AMERCO recognized $89,000 as interest expense, representing the ineffectiveness of the cash flow hedging activity. At time of implementation, an entity may reclassify held-to-maturity securities as available-for-sale. Republic transferred $56.5 million (carrying value) to available-for-sale from held-to-maturity at time of implementation. The market value of these securities was $60.3 million at the date of transfer with a transition adjustment of $3.8 million.

      Other pronouncements issued by the Financial Accounting Standards Board adopted during the year are not material to the consolidated financial statements of AMERCO. Further, pronouncements with future effective dates are either not applicable or not material to the consolidated financial statements of AMERCO.

BUSINESS

Industry Segments

      AMERCO has four industry segments represented by Moving and Storage Operations (U-Haul), Real Estate, Property and Casualty Insurance (Republic) and Life Insurance (Oxford).

      Moving and Storage Operations. Moving and self-storage operations consist of the rental of trucks and trailers, sale of moving aids such as boxes and the rental of self-storage spaces to the do-it-yourself mover. Operations are under the registered tradename U-Haul throughout the United States and Canada.

      Real Estate Operations. Real Estate owns approximately 90% of U-Haul’s real estate assets, including U-Haul Center and Storage locations. The remainder of the real estate assets are owned by various U-Haul entities. Real Estate is responsible for managing all of the properties including the environmental risks of the properties. Real Estate is responsible for the purchase of all properties used by AMERCO or any of its subsidiaries. Real Estate also handles all the dispositions (sale or lease) of unused real estate.

      Property and Casualty Insurance. Republic originates and reinsures property and casualty-type insurance products for various market participants, including independent third parties, U-Haul’s customers, independent dealers and AMERCO.

      Life Insurance. Oxford originates and reinsures annuities, life, credit life and disability, health and Medicare supplement insurance. Oxford also administers the self-insured employee health and dental plans for AMERCO. On November 21, 1997, Oxford purchased all of the issued and outstanding shares of Encore Financial, Inc. (Encore) and its subsidiaries. Encore’s primary subsidiary is North American Insurance Company (NAI). NAI’s premium volume is primarily from the sale of credit life and disability products, and Medicare supplement insurance. NAI owned all of the issued and outstanding common shares of North American Fire & Casualty Insurance Company, a property and casualty company. In December 1998, North American Fire & Casualty Insurance Company was sold to Republic. On November 24, 1997, Oxford purchased all of the issued and outstanding shares of Safe Mate Life Insurance Company (Safe Mate). As of November 1, 1998, Safe Mate merged into Oxford. Safe Mate’s business was the sale of credit life and disability products.

History

      U-Haul was founded in 1945 under the name “U-Haul Trailer Rental Company”. From 1945 to 1974, U-Haul rented trailers and, starting in 1959, trucks on a one-way and In-Town basis through independent dealers. Since 1974, U-Haul has developed a network of owned rental centers (U-Haul Centers) through which U-Haul rents its trucks and trailers and provides related products and services (e.g., the sale and installation of hitches, as well as the sale of boxes and moving supplies). At December 31, 1999, U-Haul’s distribution network included 1,100 U-Haul Centers and 15,000 independent dealers.

Moving and Storage Operations

      Business Strategies. AMERCO’s present business strategy remains focused on do-it-yourself moving and self-storage customers. U-Haul believes that customer access, in terms of truck or trailer availability and proximity of rental locations, is critical to its success. Under the U-Haul name, this strategy is to offer, in an integrated manner over an extensive and geographically diverse network of 16,100 company-owned Centers and independent dealers, a wide range of products and services to do-it-yourself moving and self-storage customers.

      Moving Operations. U-Haul has a variety of product offerings. Rental trucks are designed with do-it-yourself customers in mind, and may include features such as Low Decks, air conditioning, power steering, automatic transmissions, Gentle-Ride Suspensions, AM/FM cassette stereo systems and over-the-cab storage. Aerodynamically designed U-Haul trailers are suited to the low profile of many newly manufactured automobiles. As of December 31, 1999, the U-Haul rental equipment fleet consisted of 95,800 trucks, 80,800 trailers and 18,700 tow dollies. Additionally, U-Haul provides support rental items such as furniture pads, hand trucks, Appliance Dollies, Utility Dollies, mirrors, tow bars, floor polishers, carpet cleaning equipment and bumper hitches.

      Approximately 90% of U-Haul’s rental revenue is from do-it-yourself movers. Moving rentals include:

(1) In-town rentals, where the equipment is returned to the originating U-Haul location and

(2) one-way rentals, where the equipment is returned to a U-Haul location in another city.

      U-Haul’s truck and trailer rental business tends to be seasonal, with proportionally more transactions and revenues generated in the spring and summer months than during the balance of the year. U-Haul also sells a wide selection of moving aids that include boxes, tape and packaging materials. U-Haul Centers also sell and install hitches and towing systems, and sell propane.

      U-Haul offers protection packages such as:

(1) Safemove which provides moving customers with a damage waiver, cargo protection and medical and life coverage and

(2) Safestor which provides self-storage rental customers with various types of protection for their goods in storage.

      Independent dealers receive U-Haul equipment on a consignment basis and are paid a commission on gross revenues generated from their rentals. U-Haul maintains contracts with its independent dealers that typically may be canceled upon 30 days written notice by either party.

      U-Haul designs and manufactures its truck van boxes, trailers and various other support rental equipment items. The rental equipment is designed to achieve high safety standards, simplicity of operation, reliability, convenience, durability and fuel economy. Truck chassis are manufactured by both foreign and domestic truck manufacturers. These chassis receive certain post-delivery modifications and are joined with van boxes at strategically located company owned manufacturing and assembly facilities in the United States.

      U-Haul services and maintains its trucks and trailers through an extensive preventive-maintenance program, generally performed at company owned facilities located at or near U-Haul Centers. Major repairs are performed either by the chassis manufacturers’ dealers or by company owned repair shops, and U-Haul takes advantage of manufacturers’ warranties.

      Competition. The moving truck and trailer rental market is highly competitive and dominated by national operators in both the In-Town and one-way markets. During the past two years, two major competitors combined. Budget Rent-A-Car acquired Ryder TRS (Ryder Truck Rentals) as a subsidiary. Management believes that there are two distinct users of rental trucks: commercial users and do-it-yourself users. As noted above, U-Haul focuses on the do-it-yourself mover. U-Haul believes that the principal competitive factors are convenience of rental locations, availability of quality rental equipment and price.

      Self-Storage Business. U-Haul entered the self-storage business in 1974 and since then has increased the rentable square footage of its storage locations through the acquisition of existing facilities and new construction. The remaining 10% of U-Haul’s rental revenue is generated from storage. In addition, U-Haul has entered into management agreements to manage self-storage properties owned by others. U-Haul has also entered into a strategic and financial partnership with Private Mini Storage Realty, L.P., a Texas-based operator of 47 self-storage properties. Through over 940 owned or managed storage locations in the United States and Canada, U-Haul offers for rent more than 28 million square feet of self-storage space. U-Haul’s self-storage facility locations range in sizes up to 152,000 square feet of storage space, with individual storage units in sizes from 15 square feet to 400 square feet. The primary market for storage rooms is the storage of household goods. With the addition of over 10,800 storage rooms during fiscal 1999, average occupancy rates were 81.7%, with modest seasonal variations. During fiscal 1999, delinquent rentals as a percentage of total storage rentals were approximately 6.2%. U-Haul considers this rate to be satisfactory.

      Competition. The primary competition for a U-Haul self-storage location is other storage facilities within a three mile radius offering a comparative convenience to the customer.

      Employees. As of December 31, 1999, U-Haul’s non-seasonal work force consisted of 15,000 full and part-time employees.

Real Estate Operations

      Real Estate Operations. Real Estate has responsibility for actively marketing properties available for sale or lease. Real Estate is also responsible for managing any environmental risks associated with AMERCO’s real estate.

      Environmental Matters. Compliance with environmental requirements of federal, state and local governments significantly affects Real Estate’s business operations. Among other things, these requirements regulate the discharge of materials into the water, air and land and govern the use and disposal of hazardous substances. Real Estate is aware of issues regarding hazardous substances on the properties. Real Estate regularly makes capital and operating expenditures to stay in compliance with environmental laws. Since 1988, Real Estate has managed a testing and removal program for underground storage tanks. Under this program, over 3,000 tanks have been removed at a cost of $40.0 million.

      Based upon the information currently available to Real Estate, compliance with the environmental laws and its share of investigation and cleanup costs of the hazardous waste sites, Real Estate is not expecting to incur losses with respect to the known sites that would have a material adverse effect on AMERCO’s financial position or operating results.

      Real Estate has been named as a “potentially responsible party” with respect to disposal of hazardous waste at 16 federal and four state superfund sites located in 15 states. Real Estate has entered into settlements for 18 of the sites for de minimus amounts. One of these sites has been disputed by Real Estate with no response for over six years and a second is in dispute over statute of limitations restrictions.

      A subsidiary of U-Haul, INW Company (INW), owns one property located within two different state hazardous substance sites in the State of Washington. INW has been named a “potentially liable party” (PLP), along with over 100 other PLPs with respect to this property. AMERCO believes that this designation poses no significant financial loss to the company and is non-material as it relates to our business operations. For more information regarding this site, please refer to the section entitled “Business — Real Estate Operations-Environmental Matters” in our Annual Report on Form 10-K for the fiscal year ended March 31, 1999.

Insurance Operations

      Business Strategies. Republic’s principal business strategy is to provide specialty insurance for personal, commercial and reinsurance markets. Republic focuses on selected regional and under-served customers through managing general agents, independent agents and brokers.

      Oxford’s business strategy is long-term capital growth through direct writing of annuity, credit life and disability, universal life and Medicare supplement insurance. Currently, Oxford is pursuing this growth strategy of increased direct writing via acquisitions of small insurance companies, expanded distribution channels and product enhancement and diversity. The acquisition of North American Insurance Company and Safe Mate Life Insurance Company in 1997 represent a significant movement toward this long-term goal. Oxford has significantly expanded its distribution channels and administrative capabilities through these acquisitions.

      Investments. Republic and Oxford investments must comply with the insurance laws of the State of domicile. These laws prescribe the type, quality and concentration of investments that may be made. Moreover, in order to be considered an acceptable reinsurer by cedents and intermediaries, a reinsurer must offer financial security. The quality and liquidity of invested assets are important considerations in determining such security. The investment philosophies of Republic and Oxford emphasize protection of principal through the purchase of investment grade fixed-income securities. Approximately 86.5% of Republic’s and 90.3% of Oxford’s fixed-income securities consist of investment grade securities (NAIC-2 or greater). Republic is rated “A"-VIII by A.M. Best and Oxford is rated “A-"-VII by A.M. Best. The maturity distributions are designed to provide sufficient liquidity to meet future cash needs.

      Reinsurance. Republic and Oxford assume and cede insurance from and to other insurers and members of various reinsurance pools and associations. Reinsurance arrangements are utilized to provide greater diversification of risk and to minimize exposure on large risks. However, the original insurer retains primary liability to the policyholder should the assuming insurer not be able to meet its obligations under the reinsurance agreements.

      Regulation. Republic and Oxford are subject to regulation throughout the United States. The regulation extends to such matters as licensing companies and agents, restricting the types, quality or quantity of investments, regulating capital and surplus and actuarial reserve maintenance, setting solvency standards, filing of annual and other reports on financial position, and regulating trade practices. State laws also regulate transactions and dividends between an insurance company and its parent or affiliates, and generally require prior approval or notification for any change in control of the insurance subsidiary. Republic’s unpaid loss and loss expenses are certified annually by an independent actuarial consulting firm as required by state regulation. In the past few years, the insurance and reinsurance regulatory framework has been subjected to increased scrutiny by the National Association of Insurance Commissioners (the NAIC), federal and state legislatures and insurance regulators. These regulators are considering increased regulations, with an emphasis on insurance company investment and solvency issues. It is not possible to predict the future impact of changing state and federal regulations on the operations of Republic and Oxford. Republic and Oxford are in compliance with NAIC minimum risk-based capitalization (RBC) requirements for insurance companies as of December 31, 1999.

      Competition. The highly competitive insurance industry includes a large number of property and casualty insurance companies and life insurance companies. Many competitors have been in business for a longer period of time or possess substantially greater financial resources. Competition in the insurance business is based upon price, product design and services rendered to producers and policyholders.

      Employees. Republic’s non-seasonal work force consists of 360 full and part-time employees. Oxford’s non-seasonal work force consists of 139 full and part-time employees.

      Life Insurance. Oxford offers annuities, life, credit life and disability, and Medicare supplement insurance products, both as a direct writer and as an assuming reinsurer. In addition, Oxford administers self-insured group health and dental plans for AMERCO. Reinsurance arrangements are entered into with unaffiliated reinsurers. Oxford’s subsidiary, North American Insurance Company underwrites credit life and disability, and Medicare Supplement insurance.

      Property and Casualty. Republic’s business activities consist of three basic areas: U-Haul, direct and assumed reinsurance underwriting. U-Haul underwritings include coverage for U-Haul customers, independent dealers and employees of AMERCO. For the year ended December 31, 1999, approximately 29.8% of Republic’s written premiums resulted from U-Haul underwriting activities. Republic’s direct underwriting is done through company-employed underwriters and selected general agents. The products provided include liability coverage for rental vehicle lessees, storage rental properties, coverage for commercial multiple peril, nonstandard auto, mobile homes and excess workers’ compensation. Republic’s assumed reinsurance underwriting is done via broker markets. In an effort to decrease risk and avoid situations, Republic has entered into various catastrophe cover policies to limit its exposure. Furthermore, Republic is not writing insurance coverage specifically for hurricanes or earthquakes.

      Republic’s liability for reported and unreported losses is based on company historical and industry averages. Unpaid loss adjustment expenses are based on historical ratios of loss adjustment expenses paid to losses paid. The liability for unpaid claims and unpaid claims expenses represents estimates of the amount necessary to settle all claims as of the statement date. Both reported and unreported losses are included in the liability. Republic updates the liability estimate as additional facts regarding claim costs become available. These estimates are subject to uncertainty and variation due to numerous factors. In estimating reserves, no attempt is made to isolate inflation from the combined effect of other factors including inflation. Unpaid losses and unpaid loss expenses are not discounted.

      Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

	1998	1997	1996

	(in thousands)

Balance at January 1	$384,816	$332,674	$341,981

Less reinsurance recoverable	75,286	60,319	73,873

Net balance at January 1	309,530	272,355	268,108

Incurred related to:

Current year	116,069	132,291	112,394

Prior years	(8,827)	23,192	11,527

Total incurred	107,242	155,483	123,921
Paid related to

Current year	36,407	28,972	30,633

Prior years	103,752	89,336	89,041

Total paid	140,159	118,308	119,674

Net balance at December 31	276,613	309,530	272,355

Plus reinsurance recoverable	68,135	75,286	60,319

Balance at December 31	$344,748	$384,816	$332,674

      As a result of changes in estimates of insured events in prior years, the provision for unpaid loss and loss adjustment expenses (net of reinsurance recoveries of $29.9 million) decreased by $8.8 million in 1998.

DESCRIPTION OF NOTES

      The following description of the particular terms of the notes offered hereby (referred to in the accompanying prospectus as “Offered Securities”) supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of Offered Securities set forth in the accompanying prospectus, to which description reference is hereby made. You can find the definitions of certain terms used in this description under “— Certain Definitions.” Capitalized terms not otherwise defined herein have the meanings given to them in the accompanying prospectus. For purposes of the following description, references to AMERCO do not include any of our subsidiaries.

      The notes will be issued under the Senior Indenture, dated as of April 1, 1999 (the “Senior Indenture”), as supplemented by a Second Supplemental Indenture, to be dated as of January   , 2000 (the “Second Supplemental Indenture”) between AMERCO and The Bank of New York, as trustee (the “trustee”) and will be limited to $          aggregate principal amount and will mature on                ,      ,     . Subject to the following paragraph, the notes will bear interest at the rate per annum shown on the cover of this prospectus supplement from and including                , 2000 or from the most recent interest payment date on which interest has been paid or provided for, payable semiannually on                and                of each year, commencing                , 2000, to the person in whose name a note (or any predecessor note) is registered at the close of business on the                or                , as the case may be, next preceding that interest payment date.

      The notes will be general unsecured obligations of AMERCO. The notes will rank pari passu in right of payment with all senior indebtedness of AMERCO, and senior in right of payment to all future subordinated indebtedness of AMERCO. The notes will not be guaranteed by any of our subsidiaries. The notes will be effectively subordinated to (i) any secured indebtedness of AMERCO to the extent of the assets securing that indebtedness and (ii) all indebtedness for money borrowed and other liabilities of our subsidiaries. As of September 30, 1999 after giving pro forma effect to this offering, AMERCO had approximately $1.087 billion of notes and loans payable ($0.3 million of which is secured debt) and our subsidiaries had approximately $0.3 million of debt.

      The notes are obligations exclusively of AMERCO. Since the operations of AMERCO are primarily conducted through subsidiaries, our cash flow and the consequent ability to service our debt, including the notes, is primarily dependent upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by our subsidiaries to, AMERCO. The payment of dividends and the making of loans and advances to AMERCO by our subsidiaries may be subject to statutory or insurance regulatory restrictions, are dependant upon the earnings of our subsidiaries and are subject to various business considerations. The description in this “Description of Notes” is a summary of the material provisions of the Second Supplemental Indenture. It does not restate that agreement in its entirety. We urge you to read the Second Supplemental Indenture and the Indenture because they, and not this description, define your rights as holders of the notes.

Book-Entry System

      The notes will be represented by one or more permanent global notes deposited with, or on behalf of, The Depository Trust Company, as Depository under the Senior Indenture and the Second Supplemental Indenture (the “Depository”), and registered in the name of the Depository’s nominee. Except as set forth in the accompanying prospectus, each permanent global note may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee. A further description of the Depository’s procedures with respect to permanent global notes representing the notes is set forth in the accompanying prospectus under “Description of Debt Securities — Book-Entry System.”

Same-Day Funds Settlement System and Payment

      Settlement for the notes will be made by the underwriters in immediately available funds. All payments of principal and interest will be made by AMERCO in immediately available funds or, at the option of AMERCO in the case of notes issued in definitive form, by check in the case of interest payments.

      Secondary trading in long-term notes of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the notes will trade in the Depository’s same-day funds settlement system until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Optional Redemption

      The notes will be redeemable, in whole or in part, at AMERCO’s option at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the notes, and (ii) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the notes (not including any portion of those payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis assuming a 360 day year consisting of twelve 30 day months at the Adjusted Treasury Rate plus      basis points plus, in each case, accrued and unpaid interest on the notes to the redemption date.

      In the case of a partial redemption, selection of the notes for redemption will be made pro rata, by lot or such other method as the trustee in its sole discretion deems appropriate and fair. No notes of a principal amount of $1,000 or less will be redeemed in part. Notice of any redemption, whether in part or in full, will be mailed by first class mail at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to the note will state the portion of the principal amount of the note to be redeemed. A new note in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon surrender for cancellation of the original note. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or the portions of the notes called for redemption.

Mandatory Redemption

      We will not be required to make any mandatory sinking fund payments with regard to the notes.

Purchase of the Notes Upon a Change of Control

      If any Change in Control Triggering Event regarding AMERCO occurs on or prior to maturity of the notes, each holder of notes will have the right, at the holder’s option, subject to the terms and conditions of the indenture, to require AMERCO to purchase (the “Change in Control Purchase”) all or any part of the holder’s notes (so long as the principal amount is $1,000 or an integral multiple of $1,000) on the date that is 60 business days after the occurrence of the Change in Control Triggering Event (the “Purchase Date”). If a holder exercises this option, AMERCO will purchase that holder’s notes for cash equal to 101% of the principal amount of the notes plus any interest accrued and unpaid on the notes through the Purchase Date (the “Purchase Price”).

      Within 30 business days after a Change in Control Triggering Event, AMERCO is obligated to mail to the trustee and to all holders of the notes at their addresses shown in the securities register (and to beneficial owners as required by applicable law) a notice (the “Change in Control Notice”) regarding the Change in Control Triggering Event. The Change in Control Notice shall state, among other things:

(1) the date by which the holder must give the Purchase Notice (as defined below);

(2) the Purchase Price;

(3) the Purchase Date;

(4) the name and address of the trustee and of any other office or agency maintained for the purpose of the surrender of the notes for purchase;

(5) the procedures for withdrawing a Purchase Notice; and

(6) the procedures that a holder must follow to exercise these rights.

AMERCO will have the Change in Control Notice published in a daily newspaper of national circulation.

      To exercise the right to have us purchase the notes, a holder must deliver written notice (a “Purchase Notice”) to the trustee or to any other office or agency maintained for that purpose of the holder’s exercise of that right before the close of business on the business day immediately prior to the Purchase Date. The Purchase Notice must state:

(1) the certificate number of the note to be delivered by the holder for purchase by AMERCO;

(2) the portion of the principal amount of the notes to be purchased (which must be $1,000 or an integral multiple of $1,000); and

(3) that the notes will be submitted to AMERCO for purchase on the Purchase Date pursuant to the applicable provisions of the notes.

      A holder may withdraw any Purchase Notice by written notice of withdrawal delivered to the trustee or to any other office or agency maintained for such purpose no later than the business day immediately prior to the Purchase Date. The notice of withdrawal must state the principal amount and the certificate numbers of the notes as to which the withdrawal notice relates and the principal amount, if any, of the holder’s notes which remains subject to the original Purchase Notice.

      Payment of the Purchase Price for a note for which a Purchase Notice has been delivered and not withdrawn is conditioned on delivery of the note (together with any endorsements) to the trustee or to any other office or agency maintained for that purpose, at any time (whether prior to, on or after the Purchase Date) after delivery of the Purchase Notice. Payment of the Purchase Price for the note will be made promptly following the later of the Purchase Date or the time of delivery of the note. If AMERCO has deposited with the trustee, in accordance with the Second Supplemental Indenture, money sufficient to pay the Purchase Price of the note on the Purchase Date, then, on and after the Purchase Date, the note will cease to be outstanding and interest on the note will cease to accrue, whether or not the note is delivered to the trustee or to any other office or agency maintained for that purpose, and all other rights of the holder will terminate (other than the right to receive the Purchase Price on delivery of the note). In accordance with the Second Supplemental Indenture, no notes may be purchased pursuant to a Change in Control Triggering Event if there has occurred and is continuing an event of default other than a default in the payment of the Purchase Price, relating to the notes.

      The occurrence of certain of the events that would constitute a Change in Control could trigger a prepayment obligation under certain of AMERCO’s credit agreements and debt obligations, and failure to effect such prepayment could constitute an event of default under such credit agreements and debt obligations. If AMERCO is not able to obtain requisite consents or waivers from the lenders under such credit agreements and the holders of such debt obligations, AMERCO may be unable to fulfill our repurchase obligations following a Change in Control Triggering Event, thereby resulting in a default under the Second Supplemental Indenture.

      AMERCO will comply with and make all filings required under all federal and state securities laws regulating the purchase of the notes at the option of holders upon a Change in Control Triggering Event, including, if applicable, Section 14(e) of the Securities and Exchange Act of 1934, as amended, (the “Exchange Act”) and Rule 14e-1 promulgated under the Exchange Act and any other applicable tender offer rules.

      The Change in Control Purchase feature of the notes may in certain circumstances make more difficult or discourage a takeover of AMERCO and, as a result, the removal of incumbent management. If a Change in Control Triggering Event were to occur, AMERCO cannot assure you that AMERCO would have sufficient funds to pay the Purchase Price for all notes tendered by the holders. A default by

AMERCO on our obligation to pay the Purchase Price could result in acceleration of the payment of other indebtedness of AMERCO’s that is outstanding at the time.

Certain Covenants

      The Second Supplemental Indenture related to the Senior Indenture contains certain restrictive covenants that are set forth below. Several additional restrictive covenants relating to the notes, including restrictions on our ability to enter into certain consolidations, mergers or transfers of substantially all of AMERCO’s assets, are contained in the Senior Indenture and are described in the accompanying prospectus under “Description of Debt Securities — Covenants.”

      Limitation on Liens Securing Indebtedness. AMERCO will not, and will not permit any of our consolidated subsidiaries to, create or incur, or suffer to be incurred or to exist, at any time, any Lien on our or their property, whether now owned or hereafter acquired, or upon any income or profits therefrom, to secure the payment of any indebtedness for money borrowed of AMERCO or of any of our consolidated subsidiaries or of any other person, unless all obligations of AMERCO on or in respect of the notes are equally and ratably and validly secured by such Lien by proceedings and documents reasonably satisfactory to the Trustee, except that the provisions of this paragraph shall not prohibit the following:

(1) Liens existing as of the issue date securing indebtedness for money borrowed of AMERCO and our consolidated subsidiaries outstanding on such date;

(2) Liens (a) incurred after the issue date given (on or within 120 days of the date of acquisition, construction or improvement) to secure the payment of the purchase price or construction costs incurred by AMERCO or our consolidated subsidiaries in connection with the acquisition, construction or improvement of real and personal property useful and intended to be used in carrying on the business of AMERCO or such consolidated subsidiary or (b) on fixed assets useful and intended to be used in carrying on the business of AMERCO or our consolidated subsidiaries existing at the time of acquisition or construction thereof by AMERCO or such consolidated subsidiary or at the time of acquisition by AMERCO or our consolidated subsidiaries of any business entity then owning such fixed assets, whether or not such existing Liens were given to secure the payment of the purchase price or construction costs of the fixed assets to which they attach, so long as Liens permitted by this subclause (b) were not incurred, extended or renewed in contemplation of such acquisition or construction, provided that any such Liens permitted by this clause (2) shall attach solely to the property acquired, constructed, improved or purchased;

(3) Liens for taxes, assessments or other governmental levies or charges not yet due or which are subject to a good faith contest;

(4) Liens incidental to the conduct of AMERCO’s and our subsidiaries’ businesses or their ownership of property and other assets not securing any indebtedness for money borrowed and not otherwise incurred in connection with the borrowing of money or obtaining of credit, and which do not in the aggregate materially diminish the value of AMERCO’s or our subsidiaries’ property or assets when taken as a whole, or materially impair the use thereof in the operation of their businesses;

(5) Liens in respect of any interest or title of a lessor in any property subject to a Capitalized Lease permitted under the covenant described under “— Limitation on Sale and Leaseback” below;

(6) Liens arising in respect of judgments against AMERCO, except for any judgment in an amount in excess of $1,000,000 which is not discharged or execution thereof stayed pending appeal within 45 days after entry thereof;

(7) Liens in favor of AMERCO or any of our consolidated subsidiaries;

(8) Liens consisting of minor survey exceptions or minor encumbrances, easements or reservations, or rights of others for rights-of-way, utilities and other similar purposes, or zoning or other restrictions as to use of real property, that are necessary for the conduct of the operations of AMERCO and our subsidiaries or that customarily exist on properties of corporations engaged in similar businesses and are similarly situated and that do not in any event materially impair their use in the operations of AMERCO and our subsidiaries; and

(9) Liens renewing, extending or refunding any Lien permitted by the preceding clauses of this paragraph; provided, however, that the principal amount of indebtedness for money borrowed secured by such Lien immediately prior thereto is not increased and such Lien is not extended to any other assets or property.

      Notwithstanding the foregoing, AMERCO or any of our consolidated subsidiaries may create or assume Liens, in addition to those otherwise permitted by the preceding clauses of this paragraph, securing indebtedness for money borrowed of AMERCO or any of our consolidated subsidiaries issued or incurred after the issue date, provided that at the time of such issuance or incurrence, the aggregate amount of all Secured Indebtedness and Attributable Debt would not exceed 15% of Consolidated Net Tangible Assets.

      In the event that any property of AMERCO or any of our consolidated subsidiaries is subjected to a Lien not otherwise permitted by this paragraph, AMERCO will make or cause to be made a provision whereby the notes will be secured (together with other indebtedness for money borrowed then entitled thereto and equal in rank to the notes), to the full extent permitted under applicable law, equally and ratably with all other obligations secured thereby, and in any case the notes shall (but only in such event) have the benefit, to the full extent that the holders of the notes may be entitled thereto under applicable law, of an equitable Lien on such property equally and ratably securing the notes and such other obligations.

      Limitation on Sale and Leaseback. AMERCO will not, and will not permit any of our consolidated subsidiaries to, enter into any arrangement, directly or indirectly, whereby AMERCO or such consolidated subsidiary shall, in one transaction or a series of related transactions, (1) sell, transfer or otherwise dispose of any property owned by AMERCO or any of our consolidated subsidiaries and (2) more than 120 days after the later of the date of initial acquisition of such property or completion or occupancy thereof, as the case may be, by AMERCO or such consolidated subsidiary, rent or lease, as lessee, such property or substantially identical property or any material part thereof (a “Sale and Leaseback Transaction”), provided that the foregoing restriction shall not apply to any Sale and Leaseback Transaction if (a) immediately after the consummation of such Sale and Leaseback Transaction and after giving effect thereto, no Default or Event of Default shall exist and (b) any one of the following conditions is satisfied:

(1) the lease concerned constitutes a Capitalized Lease and at the time of entering into such Sale and Leaseback Transaction and after giving effect thereto and to any Liens incurred pursuant to the covenant described under “—Limitation on Liens Securing Indebtedness” above, the aggregate amount of all Secured Indebtedness and Attributable Debt would not exceed 15% of Consolidated Net Tangible Assets;

(2) the lease has a term which in the aggregate would not exceed 36 months (including any extensions or renewals thereof at the option of the lessee); or

(3) the sale of such property is for cash consideration which equals or exceeds the fair market value thereof (as determined in good faith by AMERCO) and the net proceeds from such sale are applied, within 180 days of the date of the sale thereof, to either (a) redemption or retirement of the notes or (b) the payment (other than payments due at maturity or in satisfaction of, or applied to, any mandatory or scheduled payment or prepayment obligation) of indebtedness for money borrowed of AMERCO which ranks, in right of payment, on a parity with or senior to the notes.

      Restrictive Agreements. AMERCO will not and will not permit any of our consolidated subsidiaries to enter into any indenture, agreement, instrument or other arrangement which, directly or indirectly, prohibits or restrains, or has the effect of prohibiting or restraining, or imposes materially adverse conditions upon, the ability of any of our consolidated subsidiaries to make loans or advances to AMERCO or to declare and pay dividends or make distribution on shares of such consolidated subsidiary’s capital stock (whether now or hereafter outstanding); provided, however, that any agreement to subordinate indebtedness for money borrowed owing from any of our consolidated subsidiaries to

AMERCO or owing between our consolidated subsidiaries pursuant to any Priority Debt or to any guarantee of such indebtedness for money borrowed shall not be deemed to violate this paragraph so long as any such agreement to subordinate does not directly or indirectly prohibit or restrain the ability of any such consolidated subsidiary to make loans or advances to AMERCO or to declare and pay dividends or make distributions on shares of such consolidated subsidiary’s capital stock (whether now or hereafter outstanding).

Events of Default

      The notes are subject to the Events of Default described under “Description of Debt Securities — Events of Default” in the accompanying prospectus and as described in the following sentence. An event of default under the Second Supplemental Indenture will occur upon the failure to perform the covenant of AMERCO in the Second Supplemental Indenture described herein under “— Purchase of the Notes Upon a Change of Control” (including the failure to purchase the notes required to be purchased following a Change in Control Purchase in accordance with the terms of the Change in Control Notice and the Second Supplemental Indenture).

Application Of Defeasance Provisions

      The notes are subject to defeasance and covenant defeasance as described under “Description of Debt Securities — Defeasance” in the accompanying prospectus. The Second Supplemental Indenture will provide with respect to the notes that AMERCO may omit to comply with the covenants described under “—Purchase of the Notes Upon a Change of Control,” “— Certain Covenants — Limitation on Liens Securing Indebtedness,” “— Certain Covenants — Limitation on Sale and Leaseback,” and “— Certain Covenants — Restrictive Agreements” above, and that violations of such covenants will not be deemed to be an Event of Default under the Second Supplemental Indenture, the Senior Indenture and the notes to the extent that the conditions described under “Description of Debt Securities — Defeasance” in the accompanying prospectus are met.

Modification and Waiver

      The notes are subject to the provisions described under “Description of Debt Securities — Modification and Waiver” in the accompanying prospectus in addition to the following provision. A modification or amendment to the Second Supplemental Indenture may not waive AMERCO’s obligation to make a Change in Control Purchase without the written consent of the holders of at least two-thirds in aggregate principal amount of the then outstanding notes.

Certain Definitions

      Set forth below is a summary of certain of the defined terms used in the covenants contained in the Second Supplemental Indenture. Reference is made to the Senior Indenture and the Second Supplemental Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

      “Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

      “Attributable Debt” means indebtedness for money borrowed deemed to be incurred in respect of a Sale and Leaseback Transaction and shall be, at the date of determination, the present value (discounted at the actual rate of interest implicit in such transaction, compounded annually), of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction, after excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water and utility rates and similar charges.

      “Capital Stock” means, with respect to any person, any and all shares or other equivalents (however designated) of corporate stock, partnership interests, or any other participation, right, warrant, option, or other interest in the nature of an equity interest in such person, but excluding debt securities convertible or exchangeable into such equity interest.

      “Capitalized Lease” means any lease the obligation for Rentals with respect to which is required to be capitalized on a consolidated balance sheet of the lessee and its subsidiaries in accordance with United States generally accepted accounting principles.

      “Change in Control” means the occurrence of:

(1) any consolidation, share exchange or merger regarding AMERCO in which AMERCO is not the continuing or surviving corporation or where our Voting Stock would be converted into cash, securities or other property, other than a merger in which the holders of our Voting Stock immediately prior to the merger have the same or greater direct or indirect proportionate ownership of the surviving corporation’s Voting Stock immediately after the merger as they had of our Voting Stock immediately before the merger, or

(2) any person or group (as either such term is used in Section 13(d) and 14(d) of the Exchange Act), including affiliates of AMERCO (but not including AMERCO, our subsidiaries, employee stock ownership plans or employee benefit plans of AMERCO or our subsidiaries, or Permitted Persons), filing a Schedule 13D or 14D-1 (or any successor schedule, form or report under the Exchange Act) disclosing that such a person has become the beneficial owner (as defined in Rule 13d-2 and 13d-5 under the Exchange Act), directly or indirectly, of 50% or more of the Voting Stock.

      “Change in Control Triggering Event” means the occurrence of both a Change in Control and a Rating Decline with respect to the notes.

      “Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of a selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

      “Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotation, or (2) if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of the quotations.

      “Consolidated Net Tangible Assets” means, as of the date of any determination thereof, the total amount of all assets of AMERCO and our consolidated subsidiaries (less depreciation, depletion and other properly deductible valuation reserves) after deducting Intangibles.

      “consolidated subsidiary” means any subsidiary of a person or of any consolidated subsidiary which is consolidated with such person for financial reporting purposes in accordance with United States generally accepted accounting principles.

      “indebtedness for money borrowed,” when used with respect to AMERCO or any of our subsidiaries, means any obligation of, or any obligation guaranteed by, AMERCO or any of our subsidiaries for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligation of, or any such obligation guaranteed by, AMERCO for the payment of the purchase price of property or assets.

      “Intellectual Properties” means all material patents, patent applications, copyrights, copyright applications, trade secrets, trade names and trademarks, technologies, methods, processes or other proprietary properties or information which are used by AMERCO and our consolidated subsidiaries in the conduct of their business and are either owned by them or are used, employed or practiced by them under valid and existing licenses, grants, “shop rights,” or other rights.

      “Intangibles” means all Intellectual Properties and all goodwill, patents, trade names, trademarks, copyrights, franchises, experimental expense, organization expense, unamortized debt discount and expense, deferred assets (other than prepaid insurance, prepaid taxes, prepaid advertising, prepaid licensing and other similar expenses prepaid in the ordinary course of business), amounts invested in or advanced to or equity in AMERCO’s subsidiaries other than consolidated subsidiaries less any writedowns thereof, the excess of cost of shares acquired over book value of related assets, any increase in the value of a fixed asset arising from a reappraisal, revaluation or write-up thereof, and such other assets as are properly classified as “intangible assets” in accordance with United States generally accepted accounting principles.

      “Investment Grade Rating” means a rating equal to or higher than BBB- (or the equivalent) by Standard & Poor’s Rating Group (or any successor to the rating agency business thereof), BBB- (or the equivalent) by Fitch IBCA, Inc. (or any successor to the rating agency business thereof), and BBB- (or the equivalent) by Duff & Phelps Credit Rating Co. (or any successor to the rating agency business thereof).

      “issue date” means the date of issuance of the notes under the Second Supplemental Indenture and the Senior Indenture.

      “Lien” means any interest in property securing an obligation owed to, or a claim by, a person other than the owner of the property, whether such interest is based on the common law, statute or contract, and including but not limited to the security interest or lien arising from a mortgage, encumbrance, pledge, conditional sale or trust receipt or a lease, consignment or bailment for security purposes. The term “Lien” shall include reservations, exceptions, encroachments, easements, rights-of-way, covenants, conditions, restrictions, bankers’ liens, setoffs and similar arrangements, leases and other title exceptions and encumbrances (including, with respect to stock, stockholder agreements, voting trust agreements, buy-back agreements and all similar arrangements) affecting property. For the purposes hereunder, AMERCO or any of our consolidated subsidiaries shall be deemed to be the owner of any property which it has acquired or holds subject to a conditional sale agreement, Capitalized Lease or other arrangement pursuant to which title to the property has been retained by or vested in some other person for security purposes and such retention or vesting shall constitute a Lien.

      “Permitted Persons” means (1) Edward J. Shoen, Mark V. Shoen, James P. Shoen, Paul F. Shoen, Sophia M. Shoen and the spouse and lineal descendants of each such individual, the spouses of each such lineal descendants and the lineal descendants of such spouses, (2) any trusts for the primary benefit of, the executor or administrator of the estate of, or other legal representative of, any of the individuals referred to in the foregoing clause (1), and (3) any corporation with respect to which all the Voting Stock thereof is, directly or indirectly, owned by any of the individuals referred to in the preceding clause (1).

      “Priority Debt” means (1) indebtedness for money borrowed of any of AMERCO’s consolidated subsidiaries, except indebtedness for money borrowed issued to and held by AMERCO or any or our wholly-owned consolidated subsidiaries, and (but without duplication) (2) Secured Indebtedness.

      “Quotation Agent” means the Reference Treasury Dealer appointed by us.

      “Rating Agencies” means Standard & Poor’s Rating Group, Fitch IBCA, Inc., and Duff & Phelps Credit Rating Co. or any successor to the respective rating agency businesses thereof.

      “Rating Date” means the date which is 90 days prior to the earlier of (1) a Change in Control and (2) public notice of the occurrence of a Change in Control or of the intention of AMERCO to effect a Change in Control.

      “Rating Decline” means, with the respect to the notes, the occurrence of the following on, or within 90 days after, the date of public notice of the occurrence of a Change in Control or of the intention by AMERCO to effect a Change in Control (which period shall be extended so long as the rating of such notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies): (a) in the event the notes were assigned an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the notes by both Standard & Poor’s Rating Group and Fitch

IBCA, Inc. shall decrease below an Investment Grade Rating; or (b) in the event the notes were rated below an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the notes by either Standard & Poor’s Rating Group or Fitch IBCA, Inc. shall decrease by one or more gradations (including gradations within rating categories as well as between rating categories).

      “Reference Treasury Dealer” means (1) each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Chase Securities Inc. and their respective successors; however, if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute another Primary Treasury Dealer; and (2) any other Primary Treasury Dealer selected by us.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by AMERCO, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding the redemption date.

      “Rentals” means and includes, as of the date of any determination thereof, all fixed payments (including as such all payments which the lessee is obligated to make to the lessor on termination of the lease or surrender of the property) payable by AMERCO or any of our consolidated subsidiaries, as lessee or sublessee under a lease of real or personal property, but shall be exclusive of any amounts required to be paid by AMERCO or any of our consolidated subsidiaries (whether or not designated as rents or additional rents) on account of maintenance, repairs, insurance, taxes and similar charges. Fixed rents under any so-called “percentage leases” shall be computed solely on the basis of the minimum rents, if any, required to be paid by the lessee regardless of sales volume or gross revenues.

      “Secured Indebtedness” means any indebtedness for money borrowed, whether of AMERCO or any of our consolidated subsidiaries, secured by any Lien on any property of AMERCO or any of our consolidated subsidiaries.

      “subsidiary” means a person more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by such person or by one or more other subsidiaries, or by such person and one or more other subsidiaries of such person.

      “Voting Stock” of a person means all classes of Capital Stock of such person then outstanding and normally entitled to vote in the election of directors (or persons performing similar functions) or to direct the business and affairs of the issuer of such Capital Stock in the absence of contingencies.

      “wholly-owned consolidated subsidiary” means any consolidated subsidiary all of the outstanding Capital Stock of which (except for directors’ qualifying shares to the extent required by applicable law) is owned by a person and/or its wholly-owned consolidated subsidiaries.

UNDERWRITING

      We intend to offer the notes through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Chase Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters named below, we have agreed to sell to each of the underwriters and each of the underwriters has severally agreed to purchase from us the principal amount of the notes set forth opposite its name below.

Underwriter	Principal
Amount

Merrill Lynch Pierce, Fenner & Smith Incorporated	$

Chase Securities Inc.

Total	$

      The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions and that the underwriters will be obligated to purchase all of the notes if any are purchased.

      We have agreed to indemnify the underwriters against, or to contribute to payments that the underwriters may be required to make with respect to, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

      The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

      The underwriters propose to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession of no more than   .  % of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount of no more than   .  % of the principal amount of the notes to other dealers. The public offering price, concession and discount may be changed after the offering to the public of the notes.

      We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $       .

New Issue of Notes

      The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. The underwriters have advised us that they intend to make a market in the notes after the offering, although they are under no obligation to do so. The underwriters may discontinue any market-making activities at any time without any notice. We can give no assurance as to the liquidity of the trading market for the notes or that a public trading market for the notes will develop. If no active public trading market develops, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial offering price, depending on factors such as prevailing interest rates, the market for similar securities, the performance of our company as well as other factors not listed here.

Price Stabilization and Short Positions

      The underwriters, as well as dealers and agents, may purchase and sell notes in the open market. These transactions may include stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids and purchases made to prevent or slow a decline in the market price of the notes. Syndicate short positions arise when the underwriters or agents sell more notes than we are required to sell to them in the offering. The underwriters may also impose penalty bids whereby the underwriting syndicate may reclaim selling concessions allowed either syndicate members or broker dealers who sell notes in the offering for their own account if the syndicate repurchases the notes in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the notes, which may be higher as a result of these activities than it might otherwise be in the open market. These activities, if commenced, may be discontinued at any time without notice.

      We and the underwriters make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, we and the underwriters make no representation that the underwriters will engage in those types of transactions or that those transactions, once commenced, will not be discontinued without notice.

Other Relationships

      Certain of the underwriters and their affiliates have engaged in various general financing and banking transactions with us and our affiliates in the ordinary course of their business. In particular, an affiliate of Chase Securities Inc. is a lender under our revolving credit agreement and will receive a portion of the amounts repaid under that agreement with the net proceeds of the offering.

Delivery

      It is expected that delivery of the notes will be made against payment therefor on or about the date specified in the last paragraph on the cover page of this prospectus supplement, which is expected to be the                 business day following the date of pricing of the notes. Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next       business days will be required, by virtue of the fact that the notes initially will settle in T+     , to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next      business days should consult their own advisor.

LEGAL MATTERS

      Our counsel, Lionel, Sawyer & Collins, Las Vegas, Nevada, will pass upon the validity of the notes and will rely upon Milbank, Tweed, Hadley & McCloy LLP, New York, New York with respect to matters of the law of the State of New York. Milbank, Tweed, Hadley & McCloy LLP, New York, New York, will pass upon the validity of the notes for the underwriters and will rely upon Lionel, Sawyer & Collins, Las Vegas, Nevada with respect to matters of the law of the State of Nevada.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors

and Stockholders of AMERCO

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of changes in stockholders equity, of comprehensive income and of cash flows present fairly, in all material respects, the financial position of AMERCO and its subsidiaries at March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

      As discussed in Note 1 to the consolidated financial statements, the Company implemented Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” in fiscal 1999.

PricewaterhouseCoopers LLP

Phoenix, Arizona

June 24, 1999

AMERCO AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets

	March 31,

	1999	1998

	(in thousands, except
	share and per share data)

Assets

Cash and cash equivalents	$44,505	31,606

Trade receivables, net	173,050	210,785

Notes and mortgage receivables, net	217,910	106,835

Inventories, net	80,159	68,887

Prepaid expenses	16,363	21,154

Investments, fixed maturities	900,995	886,873

Investments, other	181,892	164,064

Deferred policy acquisition costs	63,283	44,255

Other assets	114,522	103,062

Property, plant and equipment, at cost:

Land	196,960	208,028

Buildings and improvements	806,421	838,419

Furniture and equipment	234,894	214,513

Rental trailers and other rental equipment	186,660	179,225

Rental trucks	992,418	939,561

	2,417,353	2,379,746

Less accumulated depreciation	1,122,529	1,103,990

Total property, plant and equipment	1,294,824	1,275,756

Total Assets	$3,087,503	2,913,277

Liabilities and Stockholders’ Equity

Liabilities:

Accounts payable and accrued expenses	$169,185	144,201

Notes and loans payable	1,114,748	1,025,323

Policy benefits and losses, claims and loss expenses payable	546,599	592,642

Liabilities from premium deposits	457,759	425,347

Cash overdraft	28,169	21,414

Other policyholders’ funds and liabilities	48,889	34,911

Deferred income	41,549	45,298

Deferred income taxes	64,580	29,082

Stockholders’ equity:
Serial preferred stock, with or without par value, 50,000,000 shares authorized —

Series A preferred stock, with no par value, 6,100,000 shares authorized; 6,100,000 shares issued and outstanding as of March 31, 1999 and 1998	—	—

Series B preferred stock, with no par value, 100,000 shares authorized; 25,000 and 75,000 shares issued and outstanding as of March 31, 1999 and 1998, respectively	—	—
Serial common stock, with or without par value, 150,000,000 shares authorized —

Series A common stock of $0.25 par value, 10,000,000 shares authorized; 5,762,495 shares issued as of March 31, 1999 and 1998	1,441	1,441

Common stock of $0.25 par value, 150,000,000 shares authorized; 36,487,505 issued as of March 31, 1999 and 1998	9,122	9,122

Additional paid-in capital	299,905	313,444

Accumulated other comprehensive income	(17,740)	(9,384)

Retained earnings	703,322	658,227

	996,050	972,850

Less:

Cost of common shares in treasury, net (19,635,913 shares as of March 31, 1999 and 1998)	363,533	359,723

Unearned employee stock ownership plan shares	16,492	18,068

Total stockholders’ equity	616,025	595,059
Contingent liabilities and commitments

Total Liabilities and Stockholders’ Equity	$3,087,503	2,913,277

The accompanying notes are an integral part of these consolidated financial statements.

AMERCO AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Earnings

	Years ended March 31,

	1999	1998	1997

	(in thousands, except share and per share data)
Revenues

Rental revenue	$1,074,220	1,018,699	973,783

Net sales	181,273	176,249	172,968

Premiums	226,847	164,613	163,603

Net investment and interest income	69,592	65,048	75,025

Total revenues	1,551,932	1,424,609	1,385,379
Costs and expenses

Operating expenses	885,292	817,938	778,655

Cost of sales	106,789	101,699	103,817

Benefits and losses	176,560	175,576	174,130

Amortization of deferred acquisition costs	20,215	14,194	16,493

Lease expense	118,742	89,879	85,973

Depreciation, net	73,066	69,655	66,742

Total costs and expenses	1,380,664	1,268,941	1,225,810

Earnings from operations	171,268	155,668	159,569

Interest expense	73,658	79,369	76,041

Pretax earnings	97,610	76,299	83,528

Income tax expense	(35,101)	(27,643)	(29,344)

Earnings from operations before extraordinary loss on early extinguishment of debt	62,509	48,656	54,184

Extraordinary loss on early extinguishment of debt, net	—	(13,672)	(2,319)

Net earnings	$62,509	34,984	51,865

Earnings per common share (both basic and diluted):

Earnings from operations before extraordinary loss on early extinguishment of debt	$2.07	1.28	1.44

Extraordinary loss on early extinguishment of debt, net	—	(0.62)	(0.09)

Net earnings	$2.07	0.66	1.35

Weighted average common shares outstanding	21,937,686	21,896,101	25,479,651

The accompanying notes are an integral part of these consolidated financial statements.

AMERCO AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

	Years ended March 31,

	1999	1998	1997

	(in thousands, except
	share and per share data)
Series A common stock of $0.25 par value: 10,000,000 shares authorized, 5,762,495 shares issued in 1999, 1998 and 1997

Beginning and end of year	$1,441	1,441	1,441

Common stock of $0.25 par value: 150,000,000 shares authorized in 1999, 1998 and 1997,

Beginning of year	9,122	9,122	8,559

Issuance of common stock	—	—	563

End of year	9,122	9,122	9,122

Additional paid-in capital:

Beginning of year	313,444	337,933	165,756

Issuance of preferred stock	—	—	98,546

Repurchase of preferred stock	(50,000)	(25,000)	—

Issuance of common stock	—	—	73,146

Gain on sale of property to related party, net	35,996	—	—

Issuance of common shares under leveraged employee stock ownership plan	465	511	485

End of year	299,905	313,444	337,933

Accumulated other comprehensive income:

Beginning of year	(9,384)	(9,722)	(780)

Foreign currency translation	(6,736)	(4,542)	(2,256)

Fair market value of cash flow hedge	(3,631)	—	—

Unrealized gain (loss) on investments	2,011	4,880	(6,686)

End of year	(17,740)	(9,384)	(9,722)

Retained earnings:

Beginning of year	658,227	644,009	609,019

Net earnings	62,509	34,984	51,865

Preferred stock dividends paid:

Series A ($2.13 per share for 1999, 1998 and 1997)	(12,964)	(12,964)	(12,964)

Series B ($97.44, $81.04 and $39.11 per share for 1999, 1998 and 1997, respectively)	(4,450)	(7,802)	(3,911)

End of year	703,322	658,227	644,009

Less Treasury stock:

Beginning of year	359,723	359,723	111,118

Net increase	3,810	—	248,605

End of year	363,533	359,723	359,723

Less Unearned employee stock ownership plan shares:

Beginning of year	18,068	20,740	23,329

Purchase of shares	401	5	2

Repayments from loan	(1,977)	(2,677)	(2,591)

End of year	16,492	18,068	20,740

Total stockholders’ equity	$616,025	595,059	602,320

The accompanying notes are an integral part of these consolidated financial statements.

AMERCO AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended March 31,

	1999	1998	1997

	(in thousands)

Comprehensive Income:

Net earnings	$62,509	34,984	51,865
Other comprehensive income

Foreign currency translation	(6,736)	(4,542)	(2,256)

Fair market value of cash flow hedge	(3,631)	—	—

Unrealized gain (loss) on investments	2,011	4,880	(6,686)

Total Comprehensive Income	$54,153	35,322	42,923

The accompanying notes are an integral part of these consolidated financial statements.

AMERCO AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years ended March 31,

	1999	1998	1997

	(in thousands)

Cash flows from operating activities:

Net earnings	$62,509	34,984	51,865

Depreciation and amortization	114,102	113,822	94,364

Provision for losses on accounts receivable	4,648	4,108	3,465

Net gain on sale of real and personal property	(524)	(1,776)	(7,979)

Gain on sale of investments	(3,372)	(944)	(728)

Changes in policy liabilities and accruals	(23,448)	37,021	(403)

Additions to deferred policy acquisition costs	(40,859)	(10,010)	(13,065)

Net change in other operating assets and liabilities	46,493	3,410	26,704

Net cash provided by operating activities	159,549	180,615	154,223

Cash flows from investing activities:

Purchases of investments:

Property, plant and equipment	(298,495)	(392,298)	(203,943)

Fixed maturities	(213,107)	(123,832)	(189,763)

Common stock	(2,553)	(8,573)	—

Preferred stock	(21,700)	(4,054)	(10,875)

Other asset investment	—	(24,500)	—

Real estate	(334)	—	—

Mortgage loans	(93,243)	(42,125)	(81,464)

Proceeds from sales of investments:

Property, plant and equipment	205,211	291,321	240,787

Fixed maturities	223,114	131,334	206,995

Common stock	2,571	—	—

Preferred stock	3,538	1,015	59

Real estate	5,622	1,331	934

Mortgage loans	21,826	25,576	115,989

Changes in other investments	(37,232)	(16,699)	5,402

Net cash provided (used) by investing activities	(204,782)	(161,504)	84,121

Cash flows from financing activities:

Net change in short-term borrowings	135,836	122,500	(347,000)

Proceeds from notes	—	300,000	562,300

Debt issuance costs	(415)	(2,956)	(6,240)

Leveraged Employee Stock Ownership Plan:

Purchase of shares	(401)	(5)	(2)

Repayments from loan	1,977	2,677	2,591

Principal payments on notes	(46,411)	(380,727)	(229,970)

Issuance of preferred stock	—	—	98,546

Repurchase of preferred stock	(50,000)	(25,000)	—

Issuance of common stock	—	—	73,709

Extraordinary loss on early extinguishment of debt, net	—	(13,672)	(2,319)

Net change in cash overdraft	6,755	(2,192)	(8,553)

Preferred stock dividends paid	(17,414)	(20,766)	(16,875)

Treasury stock acquisitions, net	(3,810)	—	(248,605)

Deferred tax-treasury stock	—	—	(80,997)

Investment contract deposits	93,688	51,943	81,678

Investment contract withdrawals	(61,673)	(61,059)	(57,789)

Escrow deposit	—	—	(48,234)

Net cash provided (used) by financing activities	58,132	(29,257)	(227,760)

Increase (decrease) in cash and cash equivalents	12,899	(10,146)	10,584

Cash and cash equivalents at beginning of year	31,606	41,752	31,168

Cash and cash equivalents at end of year	$44,505	31,606	41,752

The accompanying notes are an integral part of these consolidated financial statements.

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

  Organization

      AMERCO, a Nevada corporation (AMERCO), is the holding company for U-Haul International, Inc. (U-Haul), Amerco Real Estate Company (Real Estate), Republic Western Insurance Company (Republic) and Oxford Life Insurance Company (Oxford). All references to a fiscal year refer to AMERCO’s fiscal year ended March 31 of that year.

  Principles of Consolidation

      The consolidated financial statements include the accounts of the parent corporation, AMERCO, and its wholly-owned subsidiaries. All material intercompany accounts and transactions of AMERCO and its subsidiaries have been eliminated.

      Republic and Oxford have been consolidated on the basis of calendar years ended December 31. Accordingly, all references to the years 1998, 1997 and 1996 correspond to AMERCO’s fiscal years 1999, 1998 and 1997, respectively.

      The operating results and financial position of AMERCO’s consolidated insurance operations are determined as of December 31 of each year. There were no effects related to intervening events between January 1 and March 31 of 1999, 1998 or 1997 that would materially affect the consolidated financial position or results of operations for the financial statements presented herein. See Note 20 of Notes to Consolidated Financial Statements for additional information regarding the insurance subsidiaries.

  Description of Business

      Moving and self-storage operations consist of the rental of trucks and trailers, sale of moving aids such as boxes and the rental of self-storage spaces to the do-it-yourself mover. Operations are under the registered tradename U-Haul® throughout the United States and Canada.

      Real Estate owns approximately 90% of AMERCO’s real estate assets, including U-Haul’s Center and Storage locations. The remainder of the properties are owned by various U-Haul entities. Real Estate is responsible for managing all of the properties including the environmental risks of the properties. Real Estate is responsible for the purchase of all properties used by AMERCO or any of its subsidiaries. Real Estate also handles all of the dispositions (sale and lease) of unused real estate.

      Republic originates and reinsures property and casualty type insurance products for various market participants, including independent third parties, U-Haul’s customers, independent dealers and AMERCO.

      Oxford originates and reinsures annuities, life, credit life and disability, health and Medicare supplement insurance. Oxford also administers the self-insured employee health and dental plans for the employees of AMERCO.

  Foreign Currency

      The consolidated financial statements include the accounts of U-Haul Co. (Canada) Ltd., a subsidiary of U-Haul. The assets and liabilities, denominated in foreign currency, are translated into U.S. dollars at the exchange rate as of the balance sheet date. Revenue and expense amounts are translated at average monthly exchange rates. The related translation gains or losses are included in the Consolidated Statements of Changes in Stockholders’ Equity and Consolidated Statements of Comprehensive Income.

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Accounting Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Cash and Cash Equivalents

      AMERCO considers liquid investments with an original maturity of three months or less to be cash equivalents ($1,000,000 and $6,568,000 as of March 31, 1999 and 1998, respectively).

  Receivables

      Accounts receivable include trade accounts from customers and dealers. Republic and Oxford receivables include premiums and agents’ balances due, net of commissions payable and amounts due from ceding reinsurers. Accounts receivable are reduced by amounts considered by management to be uncollectible based on historical collection loss experience and a review of the current status of existing receivables.

      Notes and mortgage receivables include accrued interest and are reduced by discounts and amounts considered by management to be uncollectible.

  Inventories

      Inventories are valued at the lower of cost or market. Cost is primarily determined using the LIFO (last-in, first-out) method.

  Investments

      Fixed maturities consist of bonds and redeemable preferred stocks. Fair values for investments are based on quoted market prices, dealer quotes or discounted cash flows. Fixed maturities are classified as follows:

Held-to-maturity — recorded at cost adjusted for the amortization of premiums or accretion of discounts.

Available-for-sale — recorded at fair value with unrealized gains or losses reported on a net basis in the Consolidated Statements of Changes in Stockholders’ Equity. Gains and losses on the sale of these securities are reported as a component of revenues using the specific identification method.

Trading portfolio — AMERCO does not currently maintain a trading portfolio.

Mortgage loans & notes on real estate held by AMERCO’s subsidiaries — at unpaid balances, net of allowance for possible losses and any unamortized premium or discount.

Real estate — at cost less accumulated depreciation.

Policy loans — at their unpaid balance.

Investment income is recognized as such:

Interest on bonds and mortgage loans & notes — recognized when earned.
Dividends on common and redeemable preferred stocks — recognized on ex-dividend dates.
Realized gains and losses on the sale of investments — recognized at the trade date and included in revenues using the specific identification method.

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Short-term investments consist of other securities scheduled to mature within one year of their acquisition date. See Note 4 of Notes to Consolidated Financial Statements.

  Deferred Policy Acquisition Costs

      Commissions and other costs which vary with and are primarily related to the production of new business, have been deferred.

      Oxford — costs are amortized in relation to revenue such that profits are realized as a level percentage of revenue.

      Republic — costs are amortized over the related contract period which generally do not exceed one year.

  Property, Plant and Equipment

      Property, plant and equipment are carried at cost and are depreciated on the straight-line and accelerated methods over the estimated useful lives of the assets. Building and non-rental equipment have estimated lives ranging from three to fifty-five years, while rental equipment have estimated lives ranging from one to twenty years. Maintenance is charged to operating expenses as incurred, while renewals and betterments are capitalized. Major overhaul costs are amortized over the estimated period benefited. Gains and losses on dispositions are netted against depreciation expense when realized. Interest costs incurred as part of the initial construction of assets are capitalized. Interest expense of $909,000, $2,210,000 and $3,430,000 was capitalized during fiscal years 1999, 1998 and 1997, respectively. During fiscal year 1998, U-Haul increased the estimated salvage value and useful lives of certain rental equipment. The effect of the change increased net earnings for fiscal year 1998 by $9,268,000 ($0.42 per share).

      Certain recoverable environmental costs related to the removal of underground storage tanks or related contamination are capitalized and depreciated over the estimated useful lives of the properties. The capitalized costs improve the safety or efficiency of the property as compared to when the property was originally acquired or are incurred in preparing the property for sale.

      At March 31, 1999, the carrying value of AMERCO’s real estate that is no longer necessary for use in its current operations, and available for sale/ lease, was approximately $22,467,000. Such properties available for sale are carried at cost, less accumulated depreciation; which in the aggregate, is less than fair market value.

  Financial Instruments

      AMERCO enters into interest rate swap agreements to reduce its floating interest rate exposure; AMERCO does not use the agreements for trading purposes. Amounts to be paid or received under the agreements are accrued. Although AMERCO is exposed to credit loss for the interest rate differential in the event of nonperformance by the counterparties to the agreements, it does not anticipate nonperformance by the counterparties.

      AMERCO has mortgage receivables which potentially expose AMERCO to credit risk. The portfolio of notes is principally collateralized by mini-warehouse storage facilities and other residential and commercial properties. AMERCO has not experienced losses related to the notes from individual notes or groups of notes in any particular industry or geographic area. The estimated fair values were determined using the discounted cash flow method, using interest rates currently offered for similar loans to borrowers with similar credit ratings.

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Fair value summary of note and mortgage receivables:

March 31, 1999		March 31, 1998

Carrying	Estimated	Carrying	Estimated
value	fair value	value	fair value

(in thousands)		(in thousands)
$214,521	216,389	$105,720	107,921

      Other financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value, unless elsewhere disclosed. See below, as well as Notes 4 and 5 of Notes to Consolidated Financial Statements.

      AMERCO’s financial instruments that are exposed to concentrations of credit risk consist primarily of temporary cash investments, trade receivables and notes receivable. AMERCO places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many different industries and geographic areas. As discussed in Note 2 of Notes to Consolidated Financial Statements at March 31, 1999 and 1998 notes receivable are primarily due from one related party.

  Policy Benefits and Losses, Claims and Loss Expenses Payable

      Liabilities for policy benefits payable on traditional life and certain annuity policies are established in amounts adequate to meet estimated future obligations on policies in force. These liabilities are computed using mortality and withdrawal assumptions which are based upon recognized actuarial tables and contain margins for adverse deviation. At December 31, 1998, interest assumptions used to compute policy benefits payable range from 2.5% to 11.25%.

      The liability for annuity policies, which are accounted for as investment contract deposits, consists of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. Fair value of investment contract deposits were $457,757,000 and $391,732,000 at December 31, 1998 and 1997, respectively.

      Liabilities for health and disability and other policy claims and benefits payable represent estimates of payments to be made on insurance claims for reported losses and estimates of losses incurred but not yet reported. These estimates are based on past claims experience and consider current claim trends as well as social and economic conditions.

      Republic’s liability for reported and unreported losses are based on Republic’s historical and industry averages. The liability for unpaid loss adjustment expenses is based on historical ratios of loss adjustment expenses paid to losses paid. Amounts recoverable from reinsurers on unpaid losses are estimated in a manner consistent with the claim liability associated with the reinsured policy. Adjustments to the liability for unpaid losses and loss expenses as well as amounts recoverable from reinsurers on unpaid losses are charged or credited to expense in periods in which they are made.

  Rental Revenue

      U-Haul recognizes its share of rental revenue less commission on the accrual basis pursuant to contractual arrangements between AMERCO and its fleet owners, rental dealers and customers. See Note 10 of Notes to Consolidated Financial Statements for further discussion.

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

  Premium Revenue

      Credit life and disability, Medicare supplement and property-casualty gross premiums are earned on a pro rata basis over the term of the related contracts. The portion of premiums not earned at the end of the period is recorded as unearned premiums. Traditional life and annuity premiums are recognized as revenue when due from policyholders. Revenue for annuity policies which are accounted for as investment contracts are included in net investment income as investment margins until the policyholder annuitizes, at which time the policyholders fund balance is recognized as premium.

  Reinsurance

      Reinsurance premiums, commissions and expense reimbursements, related to ceded business, are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies have been reported as a reduction of premium income. Assets and liabilities relating to ceded contracts are reported gross of the effects of reinsurance. See also “Policy Benefits And Losses, Claims And Loss Expenses Payable” above.

  Income Taxes

      AMERCO files a consolidated federal income tax return with its subsidiaries. In addition to charging income for taxes paid or payable, the provision for income taxes reflects deferred income taxes resulting from changes in temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

  New Accounting Standards

      On October 1, 1998, AMERCO implemented Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement standardizes the accounting for derivative instruments by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. It also provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of (a) the changes in the fair value of hedged asset or liability attributable to the hedged risk or (b) the earnings effect of the hedged forecasted transaction. As of March 31, 1999, AMERCO recorded an after tax adjustment of $3,631,000 to accumulated other comprehensive income recognizing the fair value of derivatives designated as cash flow hedges. AMERCO uses interest rate swap agreements to potentially mitigate the impact of changes in interest rates on its variable rate debt. For the year ended March 31, 1999, AMERCO recognized $89,000 as interest expense, representing the ineffectiveness of the cash flow hedging activity. At time of implementation, an entity may reclassify held-to-maturity securities as available-for-sale. Republic transferred $56,485,000 (carrying value) to available-for-sale from held-to-maturity at time of implementation. The market value of these securities was $60,314,000 at the date of transfer with a transition adjustment of $3,829,000.

      Other pronouncements issued by the Financial Accounting Standards Board adopted during the year are not material to the consolidated financial statements of AMERCO. Further, pronouncements with future effective dates are either not applicable or not material to the consolidated financial statements of AMERCO.

  Earnings Per Share

      Basic earnings per common share are computed based on the weighted average number of shares outstanding for the year and quarterly periods, excluding shares of the employee stock ownership plan that

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

have not been committed to be released. Preferred dividends include undeclared or unpaid dividends of AMERCO. Net income is reduced for preferred dividends for the purpose of the calculation. The calculation of diluted earnings per share in fiscal year 1999 included assumed conversions of the Series B preferred stock into common stock. This change has no effect on the calculated earnings per share amount. In fiscal years 1998 and 1997, the assumed conversion of the Series B preferred stock was not included in the calculation of diluted earnings per share because it was antidilutive. Accordingly, basic and diluted earnings per share are equal. See Notes 6 and 8 of Notes to Consolidated Financial Statements for further discussion.

  Comprehensive Income

      Comprehensive income consists of net income, foreign currency translation adjustment, unrealized gains and losses on investments and fair market value of cash flow hedges.

  Financial Statement Presentation

      Certain reclassifications have been made to the financial statements for the fiscal years ended 1998 and 1997 to conform with the current year’s presentation.

2.  Receivables, Net

      A summary of trade receivables follows:

	March 31,

	1999	1998

	(in thousands)

Trade accounts receivable	$12,008	15,994

Premiums and agents’ balances in course of collection	34,896	40,464

Reinsurance recoverable	100,662	120,262

Accrued investment income	14,032	14,853

Independent dealer receivable	4,076	5,131

Other receivables	9,382	15,792

	175,056	212,496

Less allowance for doubtful accounts	2,006	1,711

	$173,050	210,785

      A summary of notes and mortgage receivables follows:

	March 31,

	1999	1998

	(in thousands)

Notes receivable, including accrued interest from SAC Holding Corporation and its subsidiaries	$186,332	67,547

Notes and mortgage receivables, net of discount	31,648	39,508

	217,980	107,055

Less allowance for doubtful accounts	70	220

	$217,910	106,835

      During fiscal 1999, a subsidiary of U-Haul held various senior and junior notes with SAC Holding Corporation and its subsidiaries (SAC Holdings). The voting common stock of SAC Holdings is held by

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Mark V. Shoen, a major stockholder of AMERCO. U-Haul’s subsidiary received interest income of $8,022,000, $6,847,000 and $6,281,000 from SAC Holdings during fiscal years 1999, 1998 and 1997, respectively. No principal payments were received during fiscal year 1999. Principal payments of $1,047,000 and $436,000 were received during fiscal year 1998 and 1997, respectively. The note receivable balance outstanding was, in the aggregate, $179,819,000 and $66,111,000 at March 31, 1999 and 1998, respectively, bearing interest rates ranging from 8.37% to 13.0%. Notes receivable from SAC Holdings includes $526,000 at March 31, 1999 which is secured by land and buildings at various locations.

      During fiscal years 1999, 1998 and 1997, a subsidiary of U-Haul funded the purchase of properties and construction costs for SAC Holdings of $26,116,000, $24,574,000 and $43,125,000, respectively.

      In December 1998, U-Haul and Real Estate completed the sale of twenty-six storage properties to Six SAC Self-Storage Corporation, a subsidiary of SAC Holdings, for $99,685,000. Real Estate received cash and notes from the sale. The gain is reflected in the Consolidated Statements of Changes in Stockholders’ Equity.

      U-Haul currently manages the properties owned by SAC Holdings under a management agreement, whereby U-Haul receives a management fee equal to 6% of the gross receipts from the properties. Management fees of $2,483,000, $1,860,000 and $1,632,000 were received during fiscal years 1999, 1998 and 1997, respectively. The 6% fee is consistent with the fees received by U-Haul for other properties managed by U-Haul.

      Management believes that the foregoing transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions.

3.  Inventories, Net

      A summary of inventory components follows:

	March 31,

	1999	1998

	(in thousands)

Truck and trailer parts and accessories	$54,407	41,880

Hitches and towing components	15,738	16,418

Moving aids and promotional items	10,014	10,589

	$80,159	68,887

      Inventories are stated net of reserve for obsolescence of $3,321,000 and $4,217,000 at March 31, 1999 and 1998, respectively. Certain general and administrative expenses are allocated to ending inventories. Such costs remaining in inventory are estimated at $12,082,000 at fiscal years 1999 and 1998. For fiscal years 1999, 1998 and 1997, aggregate general and administrative costs were $566,592,000, $526,431,000 and $511,473,000, respectively.

      LIFO inventories, which represent approximately 98% of total inventories at March 31, 1999 and 1998, would have been $4,835,000 and $4,716,000 greater at March 31, 1999 and 1998, respectively, if the consolidated group had used the FIFO (first-in, first-out) method.

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.  Investments

      A comparison of amortized cost to estimated market value for fixed maturities is as follows:

	Par Value		Gross	Gross	Estimated
	or number	Amortized	unrealized	unrealized	market
	of shares	cost	gains	losses	value

	(in thousands)

December 31, 1998 Consolidated Held-to-Maturity

U.S. treasury securities and government obligations	$23,248	$22,518	449	(131)	22,836

U.S. government agency mortgage-backed securities	$29,722	29,647	405	(166)	29,886

Obligations of states and political subdivisions	$1,500	1,520	163	—	1,683

Corporate securities	$99,068	100,254	3,100	(259)	103,095

Mortgage-backed securities	$52,082	51,314	1,150	(52)	52,412

Redeemable preferred stocks	4,634	117,703	1,927	(1,589)	118,041

		322,956	7,194	(2,197)	327,953

	Par Value		Gross	Gross	Estimated
	or number	Amortized	unrealized	unrealized	market
	of shares	cost	gains	losses	value

	(in thousands)

December 31, 1998 Consolidated Available-for-Sale

U.S. treasury securities and government obligations	$32,660	$37,381	2,572	—	39,953

U.S. government agency mortgage-backed securities	$41,128	40,757	1,263	(1)	42,019

Obligations of states and political subdivisions	$16,710	16,874	816	(17)	17,673

Corporate securities	$396,024	398,829	15,402	(2,851)	411,380

Mortgage-backed securities	$35,419	35,235	1,177	(12)	36,400

Redeemable preferred stocks	1,321	33,266	1,327	(104)	34,489

		562,342	22,557	(2,985)	581,914

Total		$885,298	29,751	(5,182)	909,867

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Par Value		Gross	Gross
	or number	Amortized	unrealized	unrealized	Estimated
	of shares	cost	gains	losses	market value

	(in thousands)

December 31, 1997 Consolidated Held-to-Maturity

U.S. treasury securities and government obligations	$10,415	$10,285	1,283	—	11,568

U.S. government agency mortgage-backed securities	$40,988	40,772	512	(884)	40,400

Obligations of states and political subdivisions	$27,395	27,231	1,430	—	28,661

Corporate securities	$154,893	158,243	4,516	(453)	162,306

Mortgage-backed securities	$105,915	104,535	1,870	(482)	105,923

Redeemable preferred stocks	2,168	59,685	1,006	(216)	60,475

		400,751	10,617	(2,035)	409,333

	Par Value		Gross	Gross
	or number	Amortized	unrealized	unrealized	Estimated
	of shares	cost	gains	losses	market value

	(in thousands)

December 31, 1997 Consolidated Available-for-Sale

U.S. treasury securities and government obligations	$18,205	$18,329	1,011	(7)	19,333

U.S. government agency mortgage-backed securities	$36,128	35,570	1,334	(17)	36,887

Obligations of states and political subdivisions	$11,225	11,624	413	(31)	12,006

Corporate securities	$305,595	308,408	11,792	(1,136)	319,064

Mortgage-backed securities	$82,480	81,831	2,520	(65)	84,286

Redeemable preferred stocks	531	13,869	677	—	14,546

		469,631	17,747	(1,256)	486,122

Total		$870,382	28,364	(3,291)	895,455

      Fixed maturities estimated market values are based on publicly quoted market prices at the close of trading on December 31, 1998 or December 31, 1997, as appropriate.

      The amortized cost and estimated market value of debt securities by contractual maturity are shown on the following table. Expected maturities will differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 1998		December 31, 1997

	Amortized	Estimated	Amortized	Estimated
	cost	market value	cost	market value

	(in thousands)		(in thousands)
Consolidated Held-to-Maturity

Due in one year or less	$12,455	12,479	14,357	14,457

Due after one year through five years	72,459	75,316	103,547	107,376

Due after five years through ten years	17,527	17,739	72,123	74,198

After ten years	2,850	3,007	5,732	6,504

	105,291	108,541	195,759	202,535

Mortgage-backed securities	99,962	101,371	145,307	146,323

Redeemable preferred stock	117,703	118,041	59,685	60,475

	322,956	327,953	400,751	409,333

	December 31, 1998		December 31, 1997

	Amortized	Estimated	Amortized	Estimated
	cost	market value	cost	market value

	(in thousands)		(in thousands)
Consolidated Available-for-Sale

Due in one year or less	21,437	21,579	20,100	20,231

Due after one year through five years	176,265	181,853	120,446	124,020

Due after five years through ten years	170,249	175,717	140,911	145,618

After ten years	85,133	89,856	56,904	60,534

	453,084	469,005	338,361	350,403

Mortgage-backed securities	75,992	78,420	117,401	121,173

Redeemable preferred stock	33,266	34,489	13,869	14,546

	562,342	581,914	469,631	486,122

Total	$885,298	909,867	870,382	895,455

      Proceeds from sales of investments in debt securities for the years ended December 31, 1998, 1997 and 1996 were $53,948,000, $69,252,000 and $115,886,000, respectively. Gross gains of $1,472,000, $1,132,000 and $1,518,000 and gross losses of $164,000, $515,000 and $654,000 were realized on those sales for the years ended December 31, 1998, 1997 and 1996, respectively.

      At December 31, 1998 and 1997 fixed maturities include bonds with an amortized cost of $15,434,000 and $15,443,000, respectively, on deposit with insurance regulatory authorities to meet statutory requirements.

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Investments, other consists of the following:

	March 31,

	1999	1998

	(in thousands)

Short-term investments	$67,021	27,267

Mortgage loans	56,898	73,979

Equity investment	24,500	24,500

Real estate, foreclosed properties	19,069	22,497

U.S. government securities mutual fund	5,805	5,883

Policy loans	7,217	8,536

Other	1,382	1,402

	$181,892	164,064

      A summary of net investment and interest income follows:

	Year ended December 31,

	1998	1997	1996

	(in thousands)

Fixed maturities	$64,965	63,467	65,680

Real estate	15	223	279

Policy loans	354	605	519

Mortgage loans	6,279	7,187	7,193

Short-term, amounts held by ceding reinsurers, net and other investments	5,965	2,797	1,499

Investment income	77,578	74,279	75,170

Less investment expenses	23,733	24,584	25,749

Net investment income	53,845	49,695	49,421

Interest income	15,747	15,353	25,604

Net investment and interest income	$69,592	65,048	75,025

      Short-term investments consist primarily of fixed maturities with a maturity of three months to one year from acquisition date. Mortgage loans, representing first lien mortgages held by the insurance subsidiaries, are carried at unpaid balances, less allowance for possible losses and any unamortized premium or discount. Equity investments and real estate obtained through foreclosures and held for sale are carried at the lower of cost or fair value. U.S. government securities mutual fund is carried at cost which approximates market value. Policy loans are carried at their unpaid balance.

      At December 31, 1998 and 1997, mortgage loans held as investments with a carrying value of $56,898,000 and $73,979,000, respectively, were outstanding. The estimated fair value of the mortgage loans at December 31, 1998 and 1997 aggregated $60,893,000 and $74,240,000, respectively. The estimated fair values were determined using the discounted cash flow method, using interest rates currently offered for similar loans to borrowers with similar credit ratings. Investments in mortgage loans, included as a component of investments, are reported net of allowance for possible losses of $81,000 and $507,000 in 1998 and 1997, respectively.

      In February 1997, AMERCO, through its insurance subsidiaries, invested in the equity of a limited partnership in a Texas-based self-storage corporation. Republic invested $13,500,000 in exchange for a 38% limited partnership and Oxford invested $11,000,000 in exchange for a 31% limited partnership. U-Haul is

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a 50% owner of a corporation which is a general partner in the Texas-based self-storage corporation. AMERCO has a $10,000,000 note receivable from the corporation.

5. Notes and Loans Payable

      Notes and loans payable consist of the following:

	March 31,

	1999	1998

	(in thousands)

Short-term borrowings, 6.19% interest rate	$25,337	6,500

Notes payable to banks under revolving lines of credit, unsecured, 5.25% to 7.75% interest rates	297,000	180,000

Medium-term notes payable, unsecured, 6.71% to 8.08% interest rates, due through 2027	317,000	362,000

Notes payable under Bond Backed Asset Trust, unsecured, 6.65% to 7.14% interest rates, due through 2033	300,000	300,000

Notes payable to public, unsecured, 7.85% interest rate, due through 2004	175,000	175,000

Other notes payable, secured and unsecured, 7.00% to 10.00% interest rate, due through 2005	411	1,823

	$1,114,748	1,025,323

      Other notes payable are secured by land and buildings at various locations with a net carrying value of $7,056,509 at March 31, 1999.

      AMERCO has a revolving credit loan (long-term) available from participating banks under an agreement which provides for a credit line of $400,000,000 through June 30, 2002. Depending on the form of borrowing elected, interest will be based on the London Interbank Offering Rate (LIBOR), prime rate, the federal funds effective rate, or rates determined by a competitive bid. LIBOR loans include a spread based upon the senior debt rates of AMERCO. Facility fees paid are based upon the amount of credit line.

      At March 31, 1999, AMERCO had borrowed $25,337,000, representing short-term borrowings, from its total uncommitted lines of credit of $42,320,000.

      As of March 31, 1999, loans outstanding under the revolving credit line totaled $297,000,000. Management intends to refinance the borrowings on a long-term basis by either replacing them with long-term obligations, renewing or extending them.

	Revolving credit activity			Short-term borrowing
	Year ended			Year ended

	1999	1998	1997	1999	1998	1997

	(in thousands, except interest rates)

Weighted average interest rate during the year	5.73%	5.95%	5.76%	5.63%	6.05%	5.87%

Interest rate at year end	5.33%	5.90%	5.78%	6.19%	6.31%	7.63%

Maximum amount outstanding during the year	$297,000	285,000	338,000	39,000	57,000	195,000

Average amount outstanding during the year	$220,083	203,250	128,000	21,208	25,208	56,417

Facility fees	$507	564	781	N/A	58	240

      AMERCO has entered into interest rate swap agreements (SWAPS) to potentially mitigate the impact of changes in interest rates on its floating rate debt. These agreements effectively change AMERCO’s interest rate exposure on $85,000,000 of floating rate notes to a weighted average fixed rate of

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.88%. The SWAPS mature at the time the related notes mature. Incremental interest expense associated with SWAP activity was $2,593,000, $2,687,000 and $3,481,000 during 1999, 1998 and 1997, respectively.

      At March 31, 1999, interest rate swap agreements with an aggregate notional amount of $85,000,000 were outstanding. Management estimates that at March 31, 1999 and 1998, AMERCO would be required to pay $5,674,000 and $7,000,000, respectively, to terminate the agreements. Such amounts were determined from current treasury rates combined with swap spreads on agreements outstanding.

      During fiscal 1998, AMERCO extinguished $76,000,000 of 10.27% interest-bearing notes originally due in fiscal 1999 through fiscal 2002. This resulted in an extraordinary loss of $4,044,000, net of tax of $2,371,000 ($0.18 per share).

      In October 1997, AMERCO issued $300,000,000 of Bond Backed Asset Trust Certificates (BATs). The net proceeds were used to initially prepay floating rate indebtedness of AMERCO under revolving credit agreements. Subsequent to the funding of the BATs, AMERCO extinguished $255,071,000 of 6.43% to 8.13% interest-bearing notes originally due in fiscal 1999 through fiscal 2010. This resulted in an extraordinary loss of $9,628,000, net of tax of $5,645,000 ($0.44 per share).

      On July 18, 1996, AMERCO extinguished debt of approximately $76,250,000 by irrevocably placing cash into a trust of U.S. Treasury securities to be used to satisfy scheduled payments of principal and interest. As of March 31, 1999 the remaining amount of debt that is considered extinguished as a result of the defeasance amounted to $3,000,000.

      Certain of AMERCO’s credit agreements contain restrictive financial and other covenants, including, among others, covenants with respect to incurring additional indebtedness, maintaining certain financial ratios and placing certain additional liens on its properties and assets. At March 31, 1999, AMERCO was in compliance with these covenants.

      The annual maturities of long-term debt for the next five years adjusted for subsequent activity (if the revolving credit lines are outstanding to maturity), are presented in the table below:

	Year Ended

	2000	2001	2002	2003	2004

	(in thousands)

Mortgages	$51	45	37	30	31

Medium-Term and Other Notes	30,010	11	77,512	14	175,016

Revolving Credit	—	—	—	297,000	—

	$30,061	56	77,549	297,044	175,047

      Interest paid in cash amounted to $74,026,000, $76,035,000 and $69,972,000 for 1999, 1998 and 1997, respectively.

      During April 1999, AMERCO issued $150,000,000 of 7.20% Senior Notes due 2002.

6.  Stockholders’ Equity

      AMERCO has authorized capital stock consisting of 150,000,000 shares of Common Stock, 150,000,000 shares of Serial Common Stock and 50,000,000 shares of Serial Preferred Stock. The Board of Directors (the Board) may authorize the Serial Common Stock to be issued in such series and on such terms as the Board shall determine. Serial Preferred Stock issuance may be with or without par value.

      AMERCO has issued 6,100,000 shares of 8.5% cumulative, no par, non-voting Series A (Series A) preferred stock. The Series A is not convertible into, or exchangeable for, shares of any other class or classes of stock of AMERCO. Dividends are payable quarterly in arrears and have priority as to dividends

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

over AMERCO’s common stock. The Series A is not redeemable prior to December 1, 2000. On or after December 1, 2000, AMERCO, at its option, may redeem all or part of the Series A, for cash at $25.00 per share plus accrued and unpaid dividends to the redemption date.

      On August 30, 1996, AMERCO issued 100,000 shares of its Series B Preferred Stock with no par value for gross proceeds of $100,000,000. Dividends are cumulative with the rate being reset quarterly and have priority as to dividends over AMERCO’s Common Stock. The Series B Preferred Stock, as amended, is convertible under certain circumstances into 4,000,000 shares, subject to AMERCO’s prior right to redeem the Series B Preferred Stock, of AMERCO’s Common Stock, $0.25 par value. As of March 31, 1999, AMERCO has redeemed 75,000 shares.

      On October 14, 1996, AMERCO paid an additional $15,000,000 to L.S. Shoen in settlement of all outstanding disputes pursuant to a Settlement, Mutual Release of All Claims and Confidentiality Agreement (Settlement Agreement), dated October 15, 1996 with AMERCO resolving the lawsuit in the District Court of Clark County, Nevada. The settlement resolves a long-standing dispute between AMERCO and L.S. Shoen regarding L.S. Shoen’s entitlement to compensation pursuant to an alleged lifetime employment contract.

      On December 18, 1996, AMERCO sold 2,250,000 shares of Common Stock, $0.25 par value, to the public for $35.00 per share, receiving net proceeds of $74,228,000.

      During the year ended March 31, 1997, pursuant to a judgment in the Shoen Litigation, AMERCO repurchased 12,426,836 shares of Common Stock in exchange for $84,502,000, funded damages of $228,373,000 and paid statutory post-judgment interest of $689,000 and placed funds of $48,234,000 into an escrow account pending the outcome of a dispute involving the entitlement of the plaintiffs to post-bankruptcy petition date interest. The treasury share transaction was recorded net of tax of $80,997,000 for fiscal 1997.

      The plaintiffs included the father, brothers and sisters of Edward J., Mark V., Paul F. and James P. Shoen who are major stockholders of AMERCO, and Edward J., and James P. Shoen who are directors of AMERCO.

      On December 31, 1998, in connection with the resolution of one of the remaining items associated with the treasury stock acquisitions, AMERCO remitted $6,000,000 plus interest to the plaintiffs in the Shoen litigation. The payment is reflected, net of taxes, in the Consolidated Statements of Changes in Stockholders’ Equity.

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.  Accumulated Other Comprehensive Income

      A summary of accumulated comprehensive income components follows:

			Fair market	Accumulated
	Foreign	Unrealized	value of	other
	currency	gain on	cash flow	comprehensive
	translation	investments	hedge	income

	(in thousands)

Balance at March 31, 1998	$(18,675)	9,291	—	(9,384)

Foreign currency translation	(6,736)	—	—	(6,736)

Fair market value of cash flow hedge, net of taxes of $1,955	—	—	(3,631)	(3,631)

Unrealized gain on investments, net of taxes of $1,167	—	2,011	—	2,011

Balance at March 31, 1999	$(25,411)	11,302	(3,631)	(17,740)

Balance at March 31, 1997	$(14,133)	4,411	—	(9,722)

Foreign currency translation	(4,542)	—	—	(4,542)

Unrealized gain on investments, net of taxes of $2,410	—	4,880	—	4,880

Balance at March 31, 1998	$(18,675)	9,291	—	(9,384)

8.  Earnings Per Share

      The following table reflects the calculation of earnings per share:

	Year ended

	1999	1998	1997

	(in thousands, except share and per share data)

Earnings from operations before extraordinary loss on early extinguishment of debt	$62,509	48,656	54,184

Less dividends on preferred shares	17,077	20,664	17,456

	45,432	27,992	36,728

Extraordinary loss on early extinguishment of debt, net	—	(13,672)	(2,319)

Net earnings for per share calculation	$45,432	14,320	34,409

Earnings per common share (both basic and diluted):

Earnings from operations before extraordinary loss on early extinguishment of debt	$2.07	1.28	1.44

Extraordinary loss on early extinguishment of debt, net	—	(0.62)	(0.09)

Net earnings	$2.07	0.66	1.35

Weighted average common shares outstanding	21,937,686	21,896,101	25,479,651

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.  Income Taxes

      The components of the consolidated expense for income taxes applicable to operations are as follows:

	Year ended

	1999	1998	1997

	(in thousands)

Current:

Federal	$2,490	2,098	3,404

State	406	406	169

Deferred:

Federal	29,963	23,772	24,218

State	2,242	1,367	1,553

	$35,101	27,643	29,344

      Income taxes paid in cash amounted to $1,656,000, $2,758,000 and $4,949,000 for 1999, 1998 and 1997, respectively.

      Actual tax expense reported on earnings from operations differs from the “expected” tax expense amount (computed by applying the United States federal corporate tax rate of 35% in 1999, 1998 and 1997) as follows:

	Year ended

	1999	1998	1997

	(in thousands)

Computed “expected” tax expense	$34,163	26,705	29,232

Increases (reductions) in taxes resulting from:

Tax-exempt interest income	(474)	(676)	(693)

Dividends received deduction	(52)	(153)	(239)

Canadian subsidiary (income)loss	444	(524)	(645)

True-up of prior year	—	950	—

Federal tax benefit of state and local taxes	(927)	(620)	(602)

Other	(701)	188	569

Actual federal tax expense	32,453	25,870	27,622

State and local income tax expense	2,648	1,773	1,722

Actual tax expense of operations	$35,101	27,643	29,344

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Deferred tax assets and liabilities are comprised as follows:

	March 31,

	1999	1998

	(in thousands)
Deferred tax assets

Benefit of tax net operating loss and credit carryforwards	$98,543	139,458

Accrued expenses	24,110	7,663

Deferred revenue from sale/leaseback	7,945	9,794

Policy benefits and losses, claims and loss expenses payable, net	18,780	17,064

Other	709	714

Total deferred tax assets	150,087	174,693

Deferred tax liabilities

Property, plant and equipment	196,478	188,952

Deferred policy acquisition costs	18,189	14,823

Total deferred tax liabilities	214,667	203,775

Net deferred tax liability	$64,580	29,082

      In light of AMERCO’s history of profitable operations, management has concluded that it is more likely than not that AMERCO will ultimately realize the full benefit of its deferred tax assets. Accordingly, AMERCO believes that a valuation allowance is not required at March 31, 1999 and 1998. See also Note 15 of Notes to Consolidated Financial Statements.

      Under the provisions of the Tax Reform Act of 1984 (the Act), the balance in Oxford’s account designated “Policyholders’ Surplus Account” is frozen at its December 31, 1983 balance of $19,251,000. Federal income taxes (Phase III) will be payable thereon at applicable current rates if amounts in this account are distributed to the stockholder or to the extent the account exceeds a prescribed maximum. Oxford did not incur a Phase III liability for the years ended December 31, 1998, 1997 and 1996.

      The Internal Revenue Service has examined AMERCO’s income tax returns for the years ended 1994 and 1995. All agreed issues have been provided for in the financial statements.

      At March 31, 1999, AMERCO and Republic have non-life net operating loss carryforwards available to offset taxable income in future years of $236,592,000 for tax purposes. These carryforwards expire in 2005 through 2012. AMERCO has alternative minimum tax credit carryforwards of $15,679,000 which do not have an expiration date, but may only be utilized in years in which regular tax exceeds alternative minimum tax. The use of certain carryforwards may be limited or prohibited if a reorganization or other change in corporate ownership were to occur.

      During 1994, Oxford dividended its investment in Republic common stock to its parent at its book value. As a result of such dividend, a deferred intercompany gain arose due to the difference between the book value and fair value of such common stock. However, such gain can only be triggered if certain events occur. To date, no events have occurred which would trigger such gain recognition. No deferred taxes have been provided in the accompanying consolidated financial statements as management believes that no events have occurred to trigger such gain.

10.  Transactions With Fleet Owners and Other Rental Equipment Owners

      Independent rental equipment owners (fleet owners) own approximately 8% of all U-Haul rental trailers and 0.02% of certain other rental equipment. There are approximately 2,900 fleet owners, including

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

certain officers, directors, employees and stockholders of AMERCO. All rental equipment is operated under contract with U-Haul whereby U-Haul administers the operations and marketing of such equipment and in return receives a percentage of rental fees paid by customers. Based on the terms of various contracts, rental fees are distributed to U-Haul (for services as operators), to the fleet owners (including certain subsidiaries and related parties of U-Haul) and to Rental Dealers (including Company-operated U-Haul Centers).

      Republic insures and reinsures certain risks of U-Haul customers and independent fleet owners. Premiums earned on these policies were $41,000,000, $49,400,000 and $40,800,000 during the years ended December 31, 1998, 1997 and 1996, respectively.

11.  Employee Benefit Plans

      AMERCO participates in the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Plan (the Plan) which is designed to provide all eligible employees with savings for their retirement and to acquire a proprietary interest in AMERCO.

      The Plan has three separate features: a profit sharing feature (the Profit Sharing Plan) under which the Employer may make contributions on behalf of participants; a savings feature (the Savings Plan) which allows participants to defer income under Section 401(k) of the Internal Revenue Code of 1986; and an employee stock ownership feature (the ESOP) under which AMERCO may make contributions of AMERCO Common Stock or cash to acquire such stock on behalf of participants. Generally, employees of AMERCO are eligible to participate in the Plan upon completion of a one year service requirement.

      AMERCO has arranged financing to fund the ESOP trust (ESOT) and to enable the ESOT to purchase shares. Below is a summary of the financing arrangements:

	Amount outstanding	Interest Payments
Financing	as of
Date	March 31, 1999	1999	1998	1997

	(in thousands)

December 1989	$—	34	126	162

May 1990	234	24	35	45

June 1991	16,257	1,364	1,466	1,472

      Shares are released from collateral and allocated to active employees based on the proportion of debt service paid in the plan year. Contributions to the ESOT charged to expense were $2,804,000, $3,588,000 and $3,570,000 for the years ended 1999, 1998 and 1997, respectively.

      The shares held by ESOP as of March 31 were as follows:

	Shares issued		Shares issued
	prior to		subsequent to
	December 31, 1992		December 31, 1992

	1999	1998	1999	1998

	(in thousands)

Allocated shares	1,620	1,587	156	118

Shares committed to be released	—	—	11	11

Unreleased shares	379	523	668	697

Fair value of unreleased shares	$4,485	5,688	14,370	21,425

      For purposes of the schedule, fair value of unreleased shares issued prior to December 31, 1992 is defined as the historical cost of such shares. Fair value of unreleased shares issued subsequent to December 31, 1992 is defined as the March 31 trading value of such shares for 1999 and 1998.

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Oxford insures various group life and group disability insurance plans covering employees of the consolidated group. Premiums earned were $1,208,000, $2,785,000 and $2,370,000 during the years ended December 31, 1998, 1997 and 1996, respectively, and were eliminated in consolidation.

12.  Postretirement and Postemployment Benefits

      AMERCO provides medical and life insurance benefits to retired employees and eligible dependents over age 65 if the employee meets specified age and service requirements.

      AMERCO uses the accrual method of accounting for postretirement benefits. AMERCO continues to fund medical and life insurance benefit costs as claims are incurred.

      The components of net periodic postretirement benefit cost for 1999, 1998 and 1997 are as follows:

	1999	1998	1997

	(in thousands)

Service cost for benefits earned during the period	$296	260	381

Interest cost on accumulated postretirement benefit	327	301	407

Other components	(224)	(239)	(58)

Net periodic postretirement benefit cost	$399	322	730

      The 1999 and 1998 postretirement benefit liability included the following components:

	1999	1998

	(in thousands)

Beginning of year	$(4,739)	(4,113)

Service cost	(296)	(260)

Interest cost	(327)	(301)

Benefit payments and expense	88	74

Actuarial loss (gain)	388	(139)

Accumulated postretirement benefit obligation	(4,886)	(4,739)

Unrecognized net gain	(3,624)	(3,460)

	$(8,510)	(8,199)

      The discount rate assumptions in computing the information above were as follows:

	1999	1998	1997

Accumulated postretirement benefit obligation	7.00%	7.00%	7.50%

      The year-to-year fluctuations in the discount rate assumptions primarily reflect changes in U.S. interest rates. The discount rate represents the expected yield on a portfolio of high-grade (AA-AAA rated or equivalent) fixed-income investments with cash flow streams sufficient to satisfy benefit obligations under the plans when due.

      The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 6.25% in 1999, declining annually to an ultimate rate of 4.20% in 2013.

      If the health care cost trend rate assumptions were increased by 1.0%, the accumulated postretirement benefit obligation as of March 31, 1999 would be increased by approximately $789,000 and a decrease of 1.0% would reduce the accumulated postretirement benefit obligation by $640,000.

      Postemployment benefits provided by AMERCO are not material.

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.  Reinsurance

      In the normal course of business, Republic and Oxford assume and cede reinsurance on both a coinsurance and risk premium basis. Republic and Oxford obtain reinsurance for that portion of risks exceeding retention limits. The maximum amount of life insurance retained on any one life is $150,000.

      A summary of reinsurance transactions by business segment follows:

					Percentage
		Ceded	Assumed		of amount
	Direct	to other	from other	Net	assumed
	amount	companies	companies	amount	to net

	(in thousands)

Year ended December 31, 1998

Life insurance in force	$1,254,084	809,267	2,218,772	2,663,589	83%

Premiums earned:

Life	$20,554	6,403	11,480	25,631	45%

Accident and health	32,668	10,875	29,973	51,766	58%

Annuity	556	—	9,944	10,500	95%

Property-casualty	110,080	32,047	60,917	138,950	44%

Total	$163,858	49,325	112,314	226,847

					Percentage
		Ceded	Assumed		of amount
	Direct	to other	from other	Net	assumed
	amount	companies	companies	amount	to net

	(in thousands)

Year ended December 31, 1997

Life insurance in force	$1,601,840	224,893	2,219,393	3,596,340	62%

Premiums earned:

Life	$3,527	160	7,034	10,401	68%

Accident and health	7,916	1,217	1,930	8,629	22%

Annuity	106	—	8,868	8,974	99%

Property-casualty	103,488	22,387	55,508	136,609	41%

Total	$115,037	23,764	73,340	164,613

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

					Percentage
		Ceded	Assumed		of amount
	Direct	to other	from other	Net	assumed
	amount	companies	companies	amount	to net

	(in thousands)

Year ended December 31, 1996

Life insurance in force	$35,298	463	2,392,339	2,427,174	99%

Premiums earned:

Life	$1,869	18	8,016	9,867	81%

Accident and health	4,740	171	1,469	6,038	24%

Annuity	82	—	10,836	10,918	99%

Property — casualty	108,440	26,148	54,488	136,780	40%

Total	$115,131	26,337	74,809	163,603

      In connection with Oxford’s acquisitions during 1997 as disclosed in Note 20 of Notes to Consolidated Financial Statements, the level of life reinsurance transactions increased as of December 31, 1998.

      Republic is a reinsurer of municipal bond insurance through an agreement with MBIA, Inc. Premiums generated through this agreement are recognized on a pro rata basis over the contract coverage period. Unearned premiums on this coverage were $5,300,000 and $5,200,000 as of December 31, 1998 and 1997, respectively. Republic’s share of case loss reserves related to this coverage was insignificant at December 31, 1998. Republic’s aggregate exposure for Class 1 municipal bond insurance was $1,000,000,000 as of December 31, 1998.

      To the extent that a reinsurer is unable to meet its obligation under the related reinsurance agreements, Republic would remain liable for the unpaid losses and loss expenses. Pursuant to certain of these agreements, Republic holds letters of credit of $8,502,000 from reinsurers. Republic has issued letters of credit of approximately $2,500,000 in favor of certain ceding companies.

      Republic insures and reinsures general liability, auto liability and workers’ compensation coverage for member companies of the consolidated group. Premiums earned by Republic on these policies were $11,734,000, $19,800,000 and $19,700,000 during the years ended December 31, 1998, 1997 and 1996, respectively, and were eliminated in consolidation.

14.  Contingent Liabilities and Commitments

      AMERCO uses certain equipment and occupies certain facilities under operating lease commitments with terms expiring through 2079. Lease expense was $118,742,000, $89,879,000 and $85,973,000 for the years ended 1999, 1998 and 1997, respectively. During the year ended March 31, 1999, a subsidiary of U-Haul entered into fifteen transactions and has subsequently entered into three additional transactions, whereby AMERCO sold rental trucks and subsequently leased back. AMERCO has guaranteed $115,843,000 of residual values at March 31, 1999 and an additional $3,801,000 subsequent to March 31, 1999 for these assets at the end of the respective lease terms. Certain leases contain renewal and fair market value purchase options as well as mileage and other restrictions similar to covenants disclosed in Note 5 of Notes to Consolidated Financial Statements (Note 5) for notes payable and loan agreements.

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Following are the lease commitments for leases having terms of more than one year:

	March 31, 1999
			Net activity
	Property, plant	Rental	subsequent to
Year ended	and other equipment	fleet	year end	Total

	(in thousands)

2000	$5,735	114,483	2,149	122,367

2001	4,083	108,577	2,713	115,373

2002	1,773	92,930	2,713	97,416

2003	1,498	79,273	2,713	83,484

2004	1,414	53,728	2,713	57,855

Thereafter	10,507	81,966	5,993	98,466

	$25,010	530,957	18,994	574,961

      In December 1996, AMERCO executed a $100,000,000 Operating Lease Facility (the Facility) with a number of financial institutions. Under the Facility, the lessor acquires land to be developed for storage locations by AMERCO, as Construction Agent, or acquires existing storage locations with advances of funds (the Advances) made by certain parties to the Facility. AMERCO will separately lease land and improvements, including completed locations capitalized by the lessor, under the Facility and the respective lease supplements. Funding under the Facility totaled $84,270,000 at March 31, 1999.

      The Facility contains certain restrictions similar to those contained in Note 5. Upon occurrence of any event of default, the lessor may rescind or terminate any or all leases and, among other things, require AMERCO to repurchase any or all of the properties. The Facility has a three year term, subject to AMERCO’s option, with the consent of other parties, to renew for successive one year terms.

      Upon the expiration of the Facility, AMERCO may either purchase all of the properties based on a purchase price equal to all amounts outstanding under the Advances, including the interest and yield thereon, or remarket all of the properties to a third party purchaser who may become a subsequent lessor to AMERCO.

      In the normal course of business, AMERCO is a defendant in a number of suits and claims. AMERCO is also a party to several administrative proceedings arising from state and local provisions that regulate the removal and/or cleanup of underground fuel storage tanks. It is the opinion of management that none of such suits, claims or proceedings involving AMERCO, individually or in the aggregate, are expected to result in a material loss. Also see Notes 13 and 15 of Notes to Consolidated Financial Statements.

15.  Legal Proceedings

      A judgment was entered on February 21, 1995, in the Shoen Litigation against Edward J. Shoen, James P. Shoen, Paul F. Shoen, Aubrey K. Johnson, John M. Dodds and William E. Carty, who were members of the Board of Directors of AMERCO in 1998. AMERCO was also a defendant in the action as originally filed, but was dismissed from the action on August 15, 1994. The plaintiffs alleged, among other things, that certain of the individual plaintiffs were wrongfully excluded from sitting on AMERCO’s Board of Directors in 1988 through the sale of Common Stock to certain key employees. That sale allegedly prevented the plaintiffs from gaining a majority position in AMERCO’s Common Stock and control of AMERCO’s Board of Directors. The plaintiffs alleged various breaches of fiduciary duty and other unlawful conduct by the individual defendants and sought equitable relief, compensatory damages, punitive damages and statutory post-judgment interest.

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Based on the plaintiffs’ theory of damages, the court ruled that the plaintiffs elected as their remedy in this lawsuit to transfer their shares of stock in AMERCO to the defendants upon the satisfaction of the judgment. The judgment was entered against the defendants in the amount of approximately $461,800,000 plus interest and taxable costs. In addition, on February 21, 1995, judgment was entered against Edward J. Shoen in the amount of $7,000,000 representing punitive damages. On March 23, 1995, Edward J. Shoen filed a notice of appeal with respect to the award of punitive damages and the plaintiffs subsequently cross appealed the judge’s remittitur of the punitive damages from $70,000,000 to $7,000,000. Both appeals were denied by the Court of Appeals of the State of Arizona on July 24, 1997 and the Supreme Court of the State of Arizona denied review of the case on March 17, 1998. On July 15, 1998, Edward J. Shoen filed an appeal with the United States Supreme Court with respect to the award of punitive damages. On October 5, 1998, the punitive damages award in the Shoen Litigation (which was subsequently reduced by partial settlement to $6,000,000) became final when the United States Supreme Court denied certiorari. On December 31, 1998, in connection with the resolution of one of the remaining items associated with the treasury stock acquisitions, AMERCO remitted $6,000,000 plus interest to the plaintiffs in the Shoen Litigation. The payment is reflected, net of taxes, in the Consolidated Statements of Changes in Stockholders’ Equity.

      On February 21, 1995, Edward J. Shoen, James P. Shoen, Aubrey K. Johnson, John M. Dodds and William E. Carty, who were directors of the Company at that time, (the Director-Defendants), filed for protection under Chapter 11 of the federal bankruptcy laws, resulting in the issuance of an order automatically staying the execution of the judgment against those defendants. In late April 1995, the Director-Defendants, in cooperation with AMERCO, filed plans of reorganization in the United States Bankruptcy Court for the District of Arizona, all of which proposed the same funding and treatment of the plaintiffs’ claims resulting from the judgment in the Shoen Litigation. The plans of reorganization, as amended and restated on February 29, 1996, were confirmed by the bankruptcy court on March 15, 1996. The plans, as confirmed, shall collectively be referred to as the “Plan”.

      On October 17, 1995 AMERCO entered into an agreement (the Agreement) with the Director-Defendants whereby AMERCO agreed, among other things, to fund the Plan and to release the Director-Defendants from all claims AMERCO may have against them arising from the Shoen Litigation. In addition, the Director-Defendants agreed, among other things, (i) to release, subject to certain exceptions, AMERCO from any claim they may have against it pursuant to any indemnification agreements and (ii) to assign all rights they have under the Shoen Litigation to AMERCO.

      Pursuant to the Plan, AMERCO repurchased 18,254,976 shares of the plaintiffs’ Common Stock. As a result, the judgment in the Shoen Litigation was satisfied in full. On October 1, 1996, the Director-Defendants emerged from bankruptcy upon the filing of notice with the bankruptcy court that the effective date of the Plan had occurred and that the Plan had been performed and was substantially consummated.

      As of the date hereof, an issue remains regarding whether or not the plaintiffs are entitled to statutory post-judgment interest at the rate of ten percent (10%) per year from February 21, 1995 (the date the Director-Defendants filed for protection under Chapter 11) until the judgment was satisfied. On July 19, 1996, the bankruptcy court ruled the plaintiffs are entitled to such interest. The Director-Defendants and AMERCO have appealed the court’s decision. AMERCO has deposited $48,234,000 into an escrow account to secure payment of the disputed interest, pending final resolution of this issue (including all appeals by either side) which has been recorded as an “other asset” in the Company’s consolidated financial statements. If the interest issue is decided adversely to AMERCO and the Director-Defendants, the amount deposited into the escrow account will be transferred to the plaintiffs. The ultimate outcome of this issue will not have the effect of increasing or decreasing AMERCO’s net earnings, but could reduce stockholders’ equity.

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      AMERCO has deducted for income tax purposes approximately $324,000,000 of the payments made to the plaintiffs. While AMERCO believes that such income tax deductions are appropriate, there can be no assurance that such deductions ultimately will be allowed in full.

16.  Preferred Stock Purchase Rights

      AMERCO’s Board of Directors adopted a stockholder-rights plan in July 1998. The rights were declared as a dividend of one preferred share purchase right for each outstanding share of AMERCO’s common stock. The dividend distribution was payable on August 17, 1998 to the stockholders of record on that date. When exercisable, each right will entitle its holder to purchase from AMERCO one one-hundredth of a share of Series C Junior Participating Preferred Stock (Series C), no par value per share of AMERCO, at a price of $132.00 per one one-hundredth of a share of Series C, subject to adjustment. AMERCO has created a series of 3,000,000 shares of authorized but unissued preferred stock for the Series C stock authorized in this stockholder-rights plan.

      The rights will become exercisable if a person or group of affiliated or associated persons acquire or obtain the right to acquire beneficial ownership of 10% or more of the common stock without approval of a majority of the Board of Directors of AMERCO. The rights will expire on August 7, 2008 unless earlier redeemed or exchanged by AMERCO.

      In the event AMERCO is acquired in a merger or other business combination transaction after the rights become exercisable, each holder of a right would be entitled to receive that number of shares of the acquiring company’s common stock equal to the result obtained by multiplying the then current Purchase Price by the number one one-hundredths of a share of Series C for which a right is then exercisable and dividing that product by 50% of the then current market price per share of the acquiring company.

17.  Stock Option Plan

      AMERCO’s stockholders approved a ten year incentive plan entitled the AMERCO Stock Option and Incentive Plan (the Plan) for officers and key employees in October 1992. No stock options or awards have been granted under this plan to date.

      The aggregate numbers of shares of stock subject to award under the Plan may not exceed 3,000,000. The stock subject to the Plan is AMERCO Common Stock unless prior to the date the first award is made under the Plan, a Committee of at least two Board members determines, in its discretion, to utilize another class of AMERCO stock. The features of the Plan are:

Incentive Stock Options (ISO’s) — as defined under the Internal Revenue Code and Non-qualified Stock Options under such terms and conditions as the Committee determines in its discretion. The ISO’s may be granted at prices not less than one-hundred percent of the fair market value at the date of grant with a term not exceeding ten years.

Stock Appreciation Right (SAR’s) — subject to certain conditions and limitations to holders of options under the Plan. SAR’s permit the optionee to surrender an exercisable option for an amount equal to the excess of the market price of the common stock over the option price when the right is exercised.

Restricted Stock Award — a specified number of common shares may be granted subject to certain restrictions. Restriction violations during a specified period result in forfeiture of the stock. The Committee may, at its discretion, impose any restrictions on a Restricted Stock award.

Dividend Equivalents — in connection with options. Dividend Equivalents are rights to receive additional shares of stock at the time of exercise of the option to which such Dividend Equivalents apply.

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Performance Share — deemed to be the equivalent of one share of stock and credited to a Performance Share account to be maintained for each Holder. The value of the shares at time of award or payment is the fair market value of an equivalent number of shares of stock. At the end of the award period, payment may be made subject to certain predetermined criteria and restrictions.

18. Related Party Transactions

      AMERCO has related party transactions with certain major stockholders, directors and officers of the consolidated group as disclosed in Notes 2, 6, 10 and 16 of Notes to Consolidated Financial Statements.

      During the years ended 1999, 1998 and 1997, AMERCO purchased $3,070,000, $2,816,000 and $3,281,000, respectively, of printing from a company wherein an officer is a major stockholder, director and officer of AMERCO.

      During the year ended 1997, AMERCO purchased $11,164,000 of computer components from a company wherein a major stockholder was the family trust of a major stockholder, director and officer of AMERCO, until June 1, 1996.

      On July 7, 1997, AMERCO executed an agreement with Sophia Shoen whereby AMERCO paid $1,250,000 to Sophia Shoen to settle an arbitration proceeding entitled JAMS-ENDISPUTE Link No. 940517195 and to terminate a Share Repurchase and Registration Right Agreement. Sophia Shoen is a major stockholder of AMERCO.

      Management believes that these transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions.

19. Supplemental Cash Flow Information

      The (increase) decrease in receivables, inventories and accounts payable and accrued expenses net of other operating and investing activities follows:

	Year ended

	1999	1998	1997

	(in thousands)

Receivables	$676	(14,646)	41,192

Inventories	$(11,272)	(3,093)	(19,903)

Accounts payable and accrued expenses	$12,668	11,123	(20,819)

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.  Summarized Consolidated Financial Information of Insurance Subsidiaries

      A summarized consolidated balance sheet for Republic is presented below:

	December 31,

	1998	1997

	(in thousands)

Investments, fixed maturities	$421,346	427,304

Investments, other	23,812	34,918

Receivables	130,304	140,568

Deferred policy acquisition costs	12,299	7,203

Due from affiliate	18,259	18,377

Deferred federal income taxes	13,497	17,169

Other assets	19,460	8,910

Total assets	$638,977	654,449

Policy liabilities and accruals	$349,550	389,574

Unearned premiums	55,076	45,753

Other policyholders’ funds and liabilities	22,905	23,723

Total liabilities	427,531	459,050

Stockholder’s equity	211,446	195,399

Total liabilities and stockholder’s equity	$638,977	654,449

      A summarized consolidated income statement for Republic is presented below:

	Year ended December 31,

	1998	1997	1996

	(in thousands)

Premiums	$145,301	155,906	156,505

Net investment income	32,908	31,292	30,572

Total revenue	178,209	187,198	187,077

Benefits and losses	118,870	165,890	131,407

Amortization of deferred policy acquisition costs	7,443	8,622	9,858

Operating expenses	32,790	11,950	27,550

Total expenses	159,103	186,462	168,815

Income from operations	19,106	736	18,262

Federal income tax benefit (expense)	(5,976)	556	(5,502)

Net income	$13,130	1,292	12,760

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summarized consolidated balance sheet for Oxford is presented below:

	December 31,

	1998	1997

	(in thousands)

Investments, fixed maturities	$479,649	459,569

Investments, other	139,011	106,649

Receivables	28,138	50,696

Deferred policy acquisition costs	50,984	37,052

Due (to) from affiliate	(9,862)	(238)

Other assets	49,503	37,390

Total assets	$737,423	691,118

Policy liabilities and accruals	$136,299	157,315

Premium deposits	457,759	425,347

Other policyholders’ funds and liabilities	27,351	11,598

Deferred federal income taxes	22,389	11,062

Total liabilities	643,798	605,322

Stockholder’s equity	93,625	85,796

Total liabilities and stockholder’s equity	$737,423	691,118

      A summarized consolidated income statement for Oxford is presented below:

	Year ended December 31,

	1998	1997	1996

	(in thousands)

Premiums	$94,488	29,731	27,832

Net investment income	19,147	17,811	18,793

Total revenue	113,635	47,542	46,625

Benefits and losses	57,690	24,377	27,017

Amortization of deferred policy acquisition costs	12,772	5,572	6,635

Operating expenses	31,015	6,953	2,399

Total expenses	101,477	36,902	36,051

Income from operations	12,158	10,640	10,574

Federal income tax expense	(3,423)	(3,220)	(2,771)

Net income	$8,735	7,420	7,803

      Applicable laws and regulations of the State of Arizona require maintenance of minimum capital determined in accordance with statutory accounting practices in the amount of $400,000 for Oxford and $1,000,000 for Republic. In addition, the amount of dividends which can be paid to stockholders by insurance companies domiciled in the State of Arizona is limited. Any dividend in excess of the limit requires prior regulatory approval. Statutory surplus which can be distributed as dividends is $5,058,000 at December 31, 1998.

      Audited statutory net income for Republic for the years ended December 31, 1998, 1997 and 1996 was $12,382,000, $2,124,000 and $16,807,000, respectively; audited statutory capital and surplus was $166,000,000 and $157,027,000 at December 31, 1998 and 1997, respectively.

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Audited statutory net income for Oxford for the years ended December 31, 1998, 1997 and 1996 was $814,000, $8,278,000 and $12,815,000, respectively; audited statutory capital and surplus was $64,084,000 and $57,102,000 at December 31, 1998 and 1997, respectively.

      On November 21, 1997, Oxford purchased all of the issued and outstanding shares of Encore Financial, Inc. and its subsidiaries (Encore) for $11,569,000. Encore’s primary subsidiary is North American Insurance Company (NAI). NAI’s premium volume is primarily from the sale of credit life and disability products. NAI owns all of the issued and outstanding common shares of North American Fire & Casualty Insurance Company, a property and casualty insurance company. In December 1998, North American Fire & Casualty Insurance Company was sold to Republic.

      On November 24, 1997, Oxford purchased all of the issued and outstanding shares of Safe Mate Life Insurance Company, for $2,243,000. As of November 1, 1998, Safe Mate merged into Oxford. Safe Mate’s business was the sale of credit life and disability products. These purchases greatly increase Oxford’s distribution channels and enhance administrative capabilities in these markets.

21.  Industry Segment and Geographic Area Data

      Industry Segment Data — AMERCO has four industry segments represented by Moving and Storage Operations (U-Haul), Real Estate, Property and Casualty Insurance (Republic) and Life Insurance (Oxford). See Note 1 of Notes to Consolidated Financial Statements for a description of the industry segments.

      Information concerning operations by industry segment follows:

	Moving		Property/		Adjustments
	and Storage	Real	Casualty	Life	and
	Operations	Estate	Insurance	Insurance	Eliminations	Consolidated

	(in thousands)

Fiscal year 1999

Revenues:

Outside	$1,266,372	6,658	166,475	112,427	—	1,551,932

Intersegment	—	71,888	11,734	1,208	(84,830)	—

Total revenue	$1,266,372	78,546	178,209	113,635	(84,830)	1,551,932

Depreciation/amortization	$72,325	10,990	9,190	21,597	—	114,102

Interest expense	$73,658	40,595	—	—	(40,595)	73,658

Pretax earnings	$46,679	19,667	19,106	12,158	—	97,610

Income tax expense	$18,819	6,883	5,976	3,423	—	35,101

Identifiable assets at March 31, 1999	$1,339,312	708,756	638,977	737,423	(336,965)	3,087,503

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Moving		Property/		Adjustments
	and Storage	Real	Casualty	Life	and
	Operations	Estate	Insurance	Insurance	Eliminations	Consolidated

	(in thousands)

Fiscal year 1998

Revenues:

Outside	$1,205,985	4,908	167,398	46,318	—	1,424,609

Intersegment	—	67,371	19,800	1,224	(88,395)	—

Total revenue	$1,205,985	72,279	187,198	47,542	(88,395)	1,424,609

Depreciation/amortization	$89,940	7,824	10,807	5,251	—	113,822

Interest expense	$37,146	42,223	—	—	—	79,369

Pretax earnings	$49,036	15,887	736	10,640	—	76,299

Income tax expense (benefit)	$19,166	5,813	(556)	3,220	—	27,643

Extraordinary loss on early extinguishment of debt, net	$13,672	—	—	—	—	13,672

Identifiable assets at March 31, 1998	$1,221,579	662,634	654,449	691,118	(316,503)	2,913,277

Fiscal year 1997

Revenues:

Outside	$1,168,061	4,350	167,352	45,616	—	1,385,379

Intersegment	—	65,624	19,725	1,009	(86,358)	—

Total revenue	$1,168,061	69,974	187,077	46,625	(86,358)	1,385,379

Depreciation/amortization	$61,822	13,785	12,040	6,717	—	94,364

Interest expense	$38,579	37,462	—	—	—	76,041

Pretax earnings	$34,501	20,191	18,262	10,574	—	83,528

Income tax expense	$14,078	6,993	5,502	2,771	—	29,344

Extraordinary loss on early extinguishment of debt, net	$2,319	—	—	—	—	2,319

Identifiable assets at March 31, 1997	$1,158,932	652,213	609,687	607,078	(308,916)	2,718,994

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	United States	Canada	Consolidated
Geographic Area Data -
(All amounts are in U.S. $’s)
	(in thousands)
Fiscal year 1999

Total revenues	$1,522,159	29,773	1,551,932

Depreciation/ amortization	$110,817	3,285	114,102

Interest expense	$73,641	17	73,658

Income tax expense	$35,101	—	35,101

Identifiable assets at March 31, 1999	$3,046,247	41,256	3,087,503

Fiscal year 1998

Total revenues	$1,393,542	31,067	1,424,609

Depreciation/ amortization	$111,072	2,750	113,822

Interest expense	$79,340	29	79,369

Income tax expense	$27,643	—	27,643

Extraordinary loss	$13,672	—	13,672

Identifiable assets at March 31, 1998	$2,863,416	49,861	2,913,277

Fiscal year 1997

Total revenues	$1,356,424	28,955	1,385,379

Depreciation/ amortization	$91,920	2,444	94,364

Interest expense	$76,016	25	76,041

Income tax expense	$29,344	—	29,344

Extraordinary loss	$2,319	—	2,319

Identifiable assets at March 31, 1997	$2,674,603	44,391	2,718,994

22.  Subsequent Events

      On May 4, 1999, AMERCO declared a cash dividend of $3,241,000 ($0.53125 per preferred share) to the Series A preferred stockholders of record as of May 14, 1999.

      In June 1999, AMERCO paid a cash dividend of $465,000 ($18.60 per preferred share) to the Series B preferred stockholder.

      See Notes 5 and 14 of Notes to Consolidated Financial Statements for other subsequent event disclosures.

AMERCO AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets

	September 30,	March 31,
	1999	1999

	(unaudited)

	(in thousands, except
	share and per share data)

Assets

Cash and cash equivalents	$49,635	44,505

Trade receivables, net	168,156	173,050

Notes and mortgage receivables, net	234,892	217,910

Inventories, net	76,328	80,159

Prepaid expenses	9,213	16,363

Investments, fixed maturities	881,394	900,995

Investments, other	199,007	181,892

Deferred policy acquisition costs	71,781	63,283

Other assets	118,430	114,522

Property, plant and equipment, at cost:

Land	197,002	196,960

Buildings and improvements	821,578	806,421

Furniture and equipment	241,468	234,894

Rental trailers and other rental equipment	203,718	186,660

Rental trucks	1,004,197	992,418

	2,467,963	2,417,353

Less accumulated depreciation	1,149,666	1,122,529

Total property, plant and equipment	1,318,297	1,294,824

Total Assets	$3,127,133	3,087,503

Liabilities and Stockholders’ Equity

Liabilities:
Accounts payable and accrued expenses	$164,556	169,185
Notes and loans payable	1,087,377	1,114,748
Policy benefits and losses, claims and loss expenses payable	529,131	546,599

Liabilities from premium deposits	457,612	457,759
Cash overdraft	23,963	28,169
Other policyholders’ funds and liabilities	50,343	48,889
Deferred income	43,165	41,549
Deferred income taxes	106,898	64,580

Stockholders’ equity:
Serial preferred stock, with or without par value, 50,000,000 shares authorized —
Series A preferred stock, with no par value, 6,100,000 shares authorized; 6,100,000 issued and outstanding as of September 30, 1999 and March 31, 1999	—	—
Series B preferred stock, with no par value, 100,000 shares authorized; none and 25,000 shares issued and outstanding as of September 30, 1999 and March 31, 1999, respectively	—	—
Serial common stock, with or without par value, 150,000,000 shares authorized —
Series A common stock of $0.25 par value, 10,000,000 shares authorized; 5,762,495 shares issued as of September 30, 1999 and March 31, 1999	1,441	1,441
Common stock of $0.25 par value, 150,000,000 shares authorized; 36,487,505 shares issued as of September 30, 1999 and March 31, 1999	9,122	9,122
Additional paid-in capital	274,905	299,905
Accumulated other comprehensive income	(22,159)	(17,740)
Retained earnings	780,596	703,322

	1,043,905	996,050

Less:
Cost of common shares in treasury, net (19,635,913 shares as of September 30, 1999 and March 31, 1999)	363,533	363,533
Unearned employee stock ownership plan shares	16,284	16,492

Total stockholders’ equity	664,088	616,025

Contingent liabilities and commitments

Total Liabilities and Stockholders’ Equity	$3,127,133	3,087,503

The accompanying notes are an integral part of these consolidated financial statements.

AMERCO AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Earnings

	Six months ended
	September 30,

	1999	1998

	(unaudited)

	(in thousands, except
	share and per share data)
Revenues

Rental revenue	$643,030	598,901

Net sales	110,121	107,567

Premiums	107,803	96,223

Net investment and interest income	41,027	35,286

Total revenues	901,981	837,977
Costs and expenses

Operating expense	465,443	448,574

Cost of sales	62,734	62,909

Benefits and losses	84,015	79,991

Amortization of deferred acquisition costs	16,458	8,799

Lease expense	64,212	56,532

Depreciation, net	38,551	31,902

Total costs and expenses	731,413	688,707

Earnings from operations	170,568	149,270

Interest expense	39,815	36,635

Pretax earnings	130,753	112,635

Income tax expense	(46,319)	(39,234)

Net earnings	$84,434	73,401

Earnings per common share:

Basic	$3.53	2.93

Diluted	$3.46	—

Weighted average common shares outstanding:

Basic	21,958,826	21,930,301

Diluted	22,542,159	—

The accompanying notes are an integral part of these consolidated financial statements.

AMERCO AND CONSOLIDATED SUBSIDIARIES

Consolidated Statement of Changes in Stockholders’ Equity

Six months ended
September 30,
1999

(unaudited)

(in thousands,
except share and
per share data)

Series A common stock of $0.25 par value:
10,000,000 shares authorized, 5,762,495 shares issued as of September 30, 1999

Beginning and end of period	$1,441

Common stock of $0.25 par value:
150,000,000 shares authorized, 36,487,505 shares issued as of September 30, 1999

Beginning and end of period	9,122

Additional paid-in capital:

Beginning of period	299,905

Preferred stock repurchase	25,000

End of period	274,905

Accumulated other comprehensive income:

Beginning of period	(17,740)

Foreign currency translation	2,605

Fair market value of cash flow hedge	1,497

Unrealized loss on investments	(8,521)

End of period	(22,159)

Retained earnings:

Beginning of period	703,322

Net earnings	84,434

Preferred stock dividends paid:

Series A ($1.06 per share)	(6,481)

Series B ($27.14 per share)	(679)

End of period	780,596

Less Treasury stock:

Beginning and end of period	363,533

Less Unearned employee stock ownership plan shares:

Beginning of period	16,492

Purchase of shares	2

Repayments from loan	(210)

End of year	16,284

Total stockholders’ equity	$664,088

The accompanying notes are an integral part of these consolidated financial statements.

AMERCO AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Six months ended September 30,

(Unaudited)

	1999	1998

	(in thousands)

Comprehensive Income:

Net earnings	$84,434	$73,401

Changes in other comprehensive income:

Foreign currency translation	2,605	(5,496)

Fair market value of cash flow hedge	1,497	—

Unrealized loss on investments	(8,521)	(762)

Total Comprehensive Income	$80,015	$67,143

The accompanying notes are an integral part of these consolidated financial statements.

AMERCO AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Earnings

	Quarters ended
	September 30,

	1999	1998

	(unaudited)

	(in thousands, except
	share and per share data)
Revenues

Rental revenue	$337,464	317,488

Net sales	52,481	51,254

Premiums	51,727	57,793

Net investment and interest income	20,899	17,698

Total revenues	462,571	444,233
Costs and expenses

Operating expense	243,403	238,274

Cost of sales	31,360	30,214

Benefits and losses	40,306	44,411

Amortization of deferred acquisition costs	9,908	4,188

Lease expense	32,816	29,570

Depreciation, net	19,772	14,329

Total costs and expenses	377,565	360,986

Earnings from operations	85,006	83,247

Interest expense	19,617	17,984

Pretax earnings	65,389	65,263

Income tax expense	(23,262)	(23,092)

Net earnings	$42,127	42,171

Earnings per common share:

Basic	$1.77	1.71

Diluted	$1.76	—

Weighted average common shares outstanding:

Basic	21,964,452	21,935,854

Diluted	22,131,119	—

The accompanying notes are an integral part of these consolidated financial statements.

AMERCO AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows

	Six months ended
	September 30,

	1999	1998

	(unaudited)

	(in thousands)

Cash flows from operating activities:

Net earnings	$84,434	73,401

Depreciation and amortization	63,799	47,676

Provision for losses on accounts receivable	2,285	2,272

Net gain on sale of real and personal property	(6,058)	(1,677)

Gain on sale of investments	(378)	(1,979)

Changes in policy liabilities and accruals	(8,376)	(210)

Additions to deferred policy acquisition costs	(21,769)	(17,654)

Net change in other operating assets and liabilities	31,112	(8,148)

Net cash provided by operating activities	145,049	93,681

Cash flows from investing activities:

Purchases of investments:

Property, plant and equipment	(182,680)	(190,031)

Fixed maturities	(62,530)	(113,073)

Preferred stock	(369)	(15,500)

Mortgage loans	(8,395)	(1,246)

Proceeds from sale of investments:

Property, plant and equipment	120,403	129,258

Fixed maturities	66,219	110,366

Preferred stock	903	658

Real estate	733	4,749

Mortgage loans	6,194	9,710

Changes in other investments	(15,978)	5,063

Net cash used by investing activities	(75,500)	(60,046)

Cash flows from financing activities:

Net change in short-term borrowings	(147,335)	19,000

Proceeds from notes	150,000	—

Debt issuance costs	(1,228)	(378)

Leveraged Employee Stock Ownership Plan:

Purchase of shares	(2)	(2)

Repayments from loan	210	186

Principal payments on notes	(30,036)	(46,341)

Repurchase of preferred stock	(25,000)	(25,000)

Net change in cash overdraft	(4,205)	3,610

Preferred stock dividends paid	(7,160)	(9,247)

Investment contract deposits	31,856	39,257

Investment contract withdrawals	(31,519)	(32,176)

Net cash used by financing activities	(64,419)	(51,091)

Increase (decrease) in cash and cash equivalents	5,130	(17,456)

Cash and cash equivalents at beginning of period	44,505	31,606

Cash and cash equivalents at end of period	$49,635	14,150

The accompanying notes are an integral part of these consolidated financial statements.

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 1999, March 31, 1999 and September 30, 1998
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization

      AMERCO, a Nevada corporation (AMERCO), is the holding company for U-Haul International, Inc. (U-Haul), Amerco Real Estate Company (Real Estate), Republic Western Insurance Company (Republic) and Oxford Life Insurance Company (Oxford).

Principles of Consolidation

      The consolidated financial statements include the accounts of the parent corporation, AMERCO, and its wholly-owned subsidiaries. All material intercompany accounts and transactions of AMERCO and its subsidiaries have been eliminated. The financial statements and notes are presented as permitted by Form 10-Q and do not contain certain information included in AMERCO’s annual financial statements and notes.

      The consolidated balance sheet as of September 30, 1999 and the related consolidated statements of earnings for the three and six months ended September 30, 1999 and 1998, and the related consolidated statements of changes in stockholders’ equity for the six months ended September 30, 1999 and the consolidated statements of comprehensive income and cash flows for the six months ended September 30, 1999 and 1998 are unaudited; in the opinion of management, all adjustments necessary for a fair presentation of such financial statements have been included. Such adjustments consisted only of normal recurring items. Interim results are not necessarily indicative of results for a full year.

      The operating results and financial position of AMERCO’s consolidated insurance operations are determined on a one quarter lag. There were no effects related to intervening events which would materially affect the consolidated financial position or results of operations for the financial statements presented herein.

      Certain reclassifications have been made to the financial statements for the six months ended September 30, 1998 to conform with the current year’s presentation.

2.  Investments

      A comparison of amortized cost to market for fixed maturities is as follows:

	Par Value		Gross	Gross	Estimated
	or number	Amortized	unrealized	unrealized	market
	of shares	cost	gains	losses	value

	(in thousands)

June 30, 1999
Consolidated Held-to-Maturity

U.S. treasury securities and government obligations	$20,434	$19,752	178	(221)	19,709

U.S. government agency mortgage-backed securities	$21,581	21,491	189	(176)	21,504

Obligations of states and political subdivisions	$1,500	1,517	96	—	1,613

Corporate securities	$105,957	106,888	1,782	(695)	107,975

Mortgage-backed securities	$39,508	38,245	653	(223)	38,675

Redeemable preferred stocks	4,811	116,253	305	(4,244)	112,314

		304,146	3,203	(5,559)	301,790

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

	Par Value		Gross	Gross	Estimated
	or number	Amortized	unrealized	unrealized	market
	of shares	cost	gains	losses	value

	(in thousands)

June 30, 1999
Consolidated Available-for-Sale

U.S. treasury securities and government obligations	$34,685	35,511	1,425	(633)	36,303

U.S. government agency mortgage-backed securities	$38,325	38,026	522	(189)	38,359

Obligations of states and political subdivisions	$12,485	12,598	572	(80)	13,090

Corporate securities	$420,862	423,282	5,932	(8,621)	420,593

Mortgage-backed securities	$35,162	34,911	1,194	(70)	36,035

Redeemable preferred stocks	1,313	32,734	921	(787)	32,868

		577,062	10,566	(10,380)	577,248

Total		$881,208	13,769	(15,939)	879,038

3.  Summarized Consolidated Financial Information of Insurance Subsidiaries

      A summarized consolidated balance sheet for Republic is presented below:

	June 30,

	1999	1998

	(in thousands)

Investments, fixed maturities	$408,273	431,983

Investments, other	27,761	22,829

Receivables	111,227	139,927

Deferred policy acquisition costs	11,710	6,116

Due from affiliate	26,247	23,533

Deferred federal income taxes	11,477	17,244

Other assets	25,744	8,588

Total assets	$622,439	650,220

Policy liabilities and accruals	$328,114	380,188

Unearned premiums	46,260	47,562

Other policyholders’ funds and liabilities	34,515	22,891

Total liabilities	408,889	450,641

Stockholder’s equity	213,550	199,579

Total liabilities and stockholder’s equity	$622,439	650,220

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

      A summarized consolidated income statement for Republic is presented below:

	Quarter ended		Six months ended
	June 30,		June 30,

	1999	1998	1999	1998

	(in thousands)

Premiums	$30,775	42,534	64,568	65,261

Net investment income	8,182	9,241	16,334	18,242

Total revenue	38,957	51,775	80,902	83,503

Benefits and losses	25,428	36,497	53,713	56,540

Amortization of deferred policy acquisition costs	3,622	600	6,832	2,401

Operating expenses	6,922	10,383	15,381	18,044

Total expenses	35,972	47,480	75,926	76,985

Income from operations	2,985	4,295	4,976	6,518

Federal income tax expense	(939)	(1,335)	(1,566)	(1,960)

Net income	$2,046	2,960	3,410	4,558

      A summarized consolidated balance sheet for Oxford is presented below:

	June 30,

	1999	1998

	(in thousands)

Investments, fixed maturities	$473,121	470,371

Investments, other	152,577	109,225

Receivables	35,375	33,543

Deferred policy acquisition costs	60,071	47,132

Other assets	26,659	29,589

Total assets	$747,803	689,860

Policy liabilities and accruals	$151,401	139,224

Premium deposits	457,612	429,730

Other policyholders’ funds and liabilities	19,351	19,475

Deferred federal income taxes	19,413	11,047

Due to affiliate	9,324	307

Total liabilities	657,101	599,783

Stockholder’s equity	90,702	90,077

Total liabilities and stockholder’s equity	$747,803	689,860

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

      A summarized consolidated income statement for Oxford is presented below:

	Quarter ended		Six months ended
	June 30,		June 30,

	1999	1998	1999	1998

	(in thousands)

Premiums	$22,095	20,284	47,207	36,302

Net investment income	4,624	5,045	10,138	9,440

Total revenue	26,719	25,329	57,345	45,742

Benefits and losses	14,878	12,327	30,302	23,451

Amortization of deferred policy acquisition costs	6,286	3,588	9,626	6,398

Operating expenses	2,949	6,442	10,951	9,140

Total expenses	24,113	22,357	50,879	38,989

Income from operations	2,606	2,972	6,466	6,753

Federal income tax expense	(911)	(826)	(2,172)	(2,088)

Net income	$1,695	2,146	4,294	4,665

      In December 1998, North American Fire & Casualty Insurance Company was sold to Republic.

4.  Accumulated Other Comprehensive Income

      A summary of accumulated comprehensive income components follows:

		Unrealized	Fair market	Accumulated
	Foreign	gain (loss)	value of	other
	currency	on	cash flow	comprehensive
	translation	investments	hedge	income

	(in thousands)

Balance at March 31, 1999	$(25,411)	11,302	(3,631)	(17,740)

Foreign currency translation	2,605	—	—	2,605

Fair market value of cash flow hedge, net of taxes of $806	—	—	1,497	1,497

Unrealized gain (loss) on investments, net of taxes of $4,048	—	(8,521)	—	(8,521)

Balance at September 30, 1999	$(22,806)	2,781	(2,134)	(22,159)

Balance at March 31, 1998	$(18,675)	9,291	—	(9,384)

Foreign currency translation	(5,496)	—	—	(5,496)

Unrealized gain (loss) on investments, net of taxes of $404	—	(762)	—	(762)

Balance at September 30, 1998	$(24,171)	8,529	—	(15,642)

5.  Contingent Liabilities and Commitments

      During the six months ended September 30, 1999, a subsidiary of U-Haul entered into ten transactions and has subsequently entered into one transaction, whereby AMERCO sold rental trucks and subsequently leased back. AMERCO has guaranteed $15,379,000 of residual values at September 30, 1999 and an additional $2,157,000 subsequent to September 30, 1999 for these assets at the end of the

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

respective lease terms. Following are the lease commitments for the leases executed during the six months ended September 30, 1999, and subsequently which have a term of more than one year (in thousands):

		Net activity
Year ended	Lease	subsequent to
March 31,	Commitments	period end	Total

2000	$7,741	650	8,391

2001	11,199	1,417	12,616

2002	11,199	1,417	12,616

2003	11,199	1,417	12,616

2004	11,199	1,417	12,616

Thereafter	25,856	3,604	29,460

	$78,393	9,922	88,315

      In the normal course of business, AMERCO is a defendant in a number of suits and claims. AMERCO is also a party to several administrative proceedings arising from state and local provisions that regulate the removal and/or clean-up of underground fuel storage tanks. It is the opinion of management that none of such suits, claims or proceedings involving AMERCO, individually or in the aggregate are expected to result in a material loss.

6.  Supplemental Cash Flows Information

      The (increase) decrease in receivables, inventories and accounts payable and accrued liabilities net of other operating and investing activities follows:

	Six months ended
	September 30,

	1999	1998

	(in thousands)

Receivables	$(2,917)	(25,092)

Inventories	$3,831	(6,349)

Accounts payable and accrued liabilities	$(8,595)	(12,195)

      Income taxes paid in cash amounted to $505,000 and $820,000 for the six months ended September 30, 1999 and 1998, respectively.

      Interest paid in cash amounted to $34,321,000 and $36,921,000 for the six months ended September 30, 1999 and 1998, respectively.

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

7.  Earnings per Share

      The following table reflects the calculation of the earnings per share:

		Weighted Average
		Common Shares
	Income	Outstanding	Per Share
	(Numerator)	(Denominator)	Amount

	(in thousands, except share and per share data)

Quarter ended September 30, 1999:

Earnings from operations	$42,127

Less dividends on preferred shares	3,313

Basic earnings per common share	38,814	21,964,452	$1.77
Effect of dilutive securities —

Series B preferred shares	72	166,667

Diluted earnings per common share	38,886	22,131,119	$1.76

Quarter ended September 30, 1998:

Earnings from operations	$42,171

Less dividends preferred shares	4,586

Basic and diluted earnings per common share	37,585	21,935,854	$1.71

Six months ended September 30, 1999:

Earnings from operations	$84,434

Less dividends on preferred shares	7,018

Basic earnings per common share	77,416	21,958,826	$3.53
Effect of dilutive securities —

Series B preferred shares	537	583,333

Diluted earnings per common share	77,953	22,542,159	$3.46

Six months ended September 30, 1998:

Earnings from operations	$73,401

Less dividends on preferred shares	9,073

Basic and diluted earnings per common share	64,328	21,930,301	$2.93

8.  Related Parties

      During the six months ended September 30, 1999, a subsidiary of U-Haul held various senior and junior notes with SAC Holding Corporation and its subsidiaries (SAC Holdings). The voting common stock of SAC Holdings is held by Mark V. Shoen, a major stockholder of AMERCO.

      U-Haul’s subsidiary received interest payments of $8,610,000 from SAC Holdings during the six months ended September 30, 1999. The terms of the notes receivable with SAC Holdings are consistent with the terms of notes receivable held by U-Haul for other properties owned by unrelated parties and managed by U-Haul.

      U-Haul currently manages the properties owned by SAC Holdings pursuant to a management agreement, under which U-Haul receives a management fee equal to 6% of the gross receipts from the properties. Management fees of $2,269,000 and $1,074,000 were received during the six months ended

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

September 30, 1999 and 1998, respectively. The management fee percentage is consistent with the fees received by U-Haul for other properties owned by unrelated parties and managed by U-Haul.

      During the six months ended September 30, 1999, a subsidiary of AMERCO funded through a note receivable the purchase of properties and construction costs for SAC Holdings of approximately $21,580,000.

      Management believes that the foregoing transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions.

9.  New Accounting Standards

      During fiscal 1999, AMERCO adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”. As of September 30, 1999, AMERCO recorded an after tax adjustment of $1,497,000 to accumulated other comprehensive income recognizing the fair value of derivatives designated as cash flow hedges. AMERCO uses interest rate swap agreements to potentially mitigate the impact of changes in interest rates on its variable rate debt. For the six months ended September 30, 1999, AMERCO recognized $15,000 as interest income, representing the ineffectiveness of the cash flow hedging activity.

      Other pronouncements issued by the Financial Standards Board with future effective dates are either not applicable or not material to the consolidated financial statements of AMERCO.

10.  Industry Segment and Geographic Area Data

      Industry Segment Data — AMERCO has four industry segments represented by Moving and Storage Operations (U-Haul), Real Estate, Property and Casualty Insurance (Republic) and Life Insurance (Oxford).

      Information concerning operations by industry segment follows:

	Moving		Property/		Adjustments
	and Storage	Real	Casualty	Life	and
	Operations	Estate	Insurance	Insurance	Eliminations	Consolidated

	(in thousands)

Six months ended September 30, 1999

Revenues:

Outside	$761,710	5,996	77,552	56,723	—	901,981

Intersegment	—	35,298	3,350	622	(39,270)	—

Total revenue	$761,710	41,294	80,902	57,345	(39,270)	901,981

Depreciation/ amortization	$40,416	5,041	6,985	11,357	—	63,799

Interest expense	$39,815	20,273	—	—	(20,273)	39,815

Pretax earnings	$105,395	13,916	4,976	6,466	—	130,753

Income tax	$37,710	4,871	1,566	2,172	—	46,319

Identifiable assets	$1,400,884	708,010	622,439	738,479	(342,679)	3,127,133

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

	Moving		Property/		Adjustments
	and Storage	Real	Casualty	Life	and
	Operations	Estate	Insurance	Insurance	Eliminations	Consolidated

	(in thousands)

Six months ended September 30, 1998

Revenues:

Outside	$711,593	2,479	78,752	45,153	—	837,977

Intersegment	—	36,207	4,751	589	(41,547)	—

Total revenue	$711,593	38,686	83,503	45,742	(41,547)	837,977

Depreciation/ amortization	$27,826	5,750	3,438	10,662	—	47,676

Interest expense	$36,635	20,132	—	—	(20,132)	36,635

Pretax earnings	$89,508	9,856	6,518	6,753	—	112,635

Income tax	$31,736	3,450	1,960	2,088	—	39,234

Identifiable assets	$1,270,602	651,747	650,220	689,553	(330,654)	2,931,468

Quarter ended September 30, 1999

Revenues:

Outside	$394,999	3,039	38,130	26,403	—	462,571

Intersegment	—	17,688	827	316	(18,831)	—

Total revenue	$394,999	20,727	38,957	26,719	(18,831)	462,571

Depreciation/ amortization	$21,272	2,566	3,626	6,788	—	34,252

Interest expense	$19,617	10,035	—	—	(10,035)	19,617

Pretax earnings	$53,480	6,138	2,985	2,786	—	65,389

Income tax	$19,263	2,149	939	911	—	23,262

Identifiable assets	$1,400,884	708,010	622,439	738,479	(342,679)	3,127,133

Quarter ended September 30, 1998

Revenues:

Outside	$371,122	1,032	47,053	25,026	—	444,233

Intersegment	—	18,149	4,722	303	(23,174)	—

Total revenue	$371,122	19,181	51,775	25,329	(23,174)	444,233

Depreciation/ amortization	$13,305	2,516	1,414	7,389	—	24,624

Interest expense	$17,984	10,076	—	—	(10,076)	17,984

Pretax earnings	$52,603	5,393	4,295	2,972	—	65,263

Income tax	$19,041	1,890	1,335	826	—	23,092

Identifiable assets	$1,270,602	651,747	650,220	689,553	(330,654)	2,931,468

AMERCO AND CONSOLIDATED SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

	Six months ended			Quarter ended

Geographic Area Data -	United			United
(All amounts are in U.S. $’s)	States	Canada	Consolidated	States	Canada	Consolidated

	(in thousands)

September 30, 1999

Total revenues	$881,127	20,854	901,981	451,002	11,569	462,571

Depreciation/ amortization	$62,099	1,700	63,799	33,347	905	34,252

Interest expense	$39,804	11	39,815	19,614	3	19,617

Income tax	$46,319	—	46,319	23,262	—	23,262

Identifiable assets	$3,082,969	44,164	3,127,133	n/a	n/a	n/a

September 30, 1998

Total revenues	$819,566	18,411	837,977	434,519	9,714	444,233

Depreciation/ amortization	$46,038	1,638	47,676	23,926	698	24,624

Interest expense	$36,628	7	36,635	17,983	1	17,984

Income tax	$39,234	—	39,234	23,092	—	23,092

Identifiable assets	$2,892,406	39,062	2,931,468	n/a	n/a	n/a

11.  Subsequent Events

      On November 1, 1999, AMERCO declared a cash dividend of $3,241,000 ($0.53125 per preferred share) to preferred stockholders of record as of November 11, 1999.

Prospectus

[UHAUL LOGO]

AMERCO

$500,000,000

Debt Securities

AMERCO

1325 Airmotive Way, Suite 100
Reno, Nevada 89502-3239
(775) 688-6300

We are a holding company for U-Haul International, Inc., Republic Western Insurance Company, Oxford Life Insurance Company, and Amerco Real Estate Company. U-Haul comprises greater than 80% of our total revenue and is our most notable business. The trading symbol for our common stock on the NASDAQ is “UHAL.” We do not expect any of these debt securities to officially trade in any public market.

*	We may use this prospectus from time to time to offer senior and subordinated unsecured debt securities in one or more series.

*	The debt securities will be issued under the terms of two indentures and applicable supplemental indentures, which are described in this prospectus.

*	Specific terms of these debt securities will be set forth in a supplement to this prospectus.

*	The total of all debt securities offered will not exceed $500,000,000.

*	We may sell debt securities directly to purchasers, through underwriters, dealers or agents or through any combination of these methods.

*	A supplement to this prospectus will name any underwriters, dealers or agents involved in the sale of our debt securities and describe their compensation.

This investment involves a high degree of risk. Before making an investment in our debt securities, you should carefully consider certain risks described in “Risk Factors” beginning on page 7.

This prospectus may not be used to consummate a sale of debt securities unless accompanied by a prospectus supplement applicable to such debt securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

March 16, 1999

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we may, over the next two years, use the registration statement and the shelf process to sell any combination of the debt securities described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. It is important for you to carefully read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” in making your investment decision.

For more detail, you should read the exhibits filed with our registration statement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we or the underwriters sell all of the securities that we have registered.

*	Annual Report on Form 10-K for the fiscal year ended March 31, 1998; and

*	Quarterly Reports on Form 10-Q for the quarters ended June 30, 1998, September 30, 1998, and December 31, 1998.

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

AMERCO — Investor Relations

1325 Airmotive Way, Suite 100
Reno, Nevada 89502-3239
telephone: (775) 688-6300

Additionally, our summary quarterly financial reports can be found on our home page on the Internet at: http://www.uhaul.com. Such information, however, will not be deemed to be incorporated by reference in this prospectus.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

SPECIAL NOTE OF CAUTION REGARDING

FORWARD-LOOKING STATEMENTS

Certain statements in (a) this prospectus under the caption “Risk Factors,” (b) any applicable prospectus supplement and (c) the documents incorporated by reference into this prospectus may constitute “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements are based on our management’s beliefs, assumptions, and expectations of our future economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from our expectations are:

*	Fluctuations in our costs to maintain and update our fleet and facilities;

*	Changes in government regulations, particularly environmental regulations;

*	Changes in demand for our products;

*	Changes in the general domestic economy;

*	Degree and nature of our competition; and

*	Other factors described in this prospectus, any prospectus supplement or the documents we file with the SEC and incorporate by reference into this prospectus.

When used in our documents or oral presentations, the words “anticipate,” “estimate,” “expect,” “objective,” “projection,” “forecast,” “goal” or similar words are intended to identify forward-looking statements. We qualify any such forward-looking statements entirely by these cautionary factors.

ABOUT AMERCO

General Information

AMERCO owns all of the stock of our principal subsidiary, U-Haul International, Inc. U-Haul rental operations represented over 80% of our total revenue for each of the past five (5) fiscal years ended March 31, 1998. We also own all the stock of Republic Western Insurance Company, Oxford Life Insurance Company, and Amerco Real Estate Company. Throughout this prospectus, unless otherwise indicated, AMERCO and references to “we,” “our,” “ours” and “us” includes all of our subsidiaries. Our principal executive offices are located at 1325 Airmotive Way, Suite 100, Reno, Nevada 89502, and our telephone number is (775) 688-6300.

U-HAUL OPERATIONS

*          U-Move Operations

Founded in 1945, U-Haul is primarily engaged, through its subsidiaries, in the rental of trucks, automobile-type trailers, and support rental items to the do-it-yourself moving customer which include the sale of moving items or moving materials (such as boxes, tape, and packaging materials). Our do-it-yourself moving business operates under the U-Haul name through an extensive and geographically diverse distribution network of approximately 1,100 company-owned U-Haul centers and approximately 15,000 independent dealers throughout the United States and Canada. We believe that we have more moving equipment rental locations than our two largest competitors combined. The U-Haul rental equipment fleet consists of 92,900 trucks, 79,600 trailers, and 18,300 tow dollies. Additionally, U-Haul sells related products (such as boxes, tape, and packaging materials).

*          Self-Storage Rental Operations

U-Haul entered the self-storage business in 1974 and offers for rent more than 27.2 million square feet of self-storage space through over 800 company-owned or managed storage locations. We believe we are the second largest self-storage operator (in terms of square feet) in the industry. We believe our self-storage operations are complementary to the do-it-yourself moving business. All of our self-storage space is located at or near one or more U-Haul centers or independent U-Haul dealers.

INSURANCE OPERATIONS

*          Republic Western

Republic Western originates and reinsures property and casualty type insurance products for independent third parties, U-Haul customers, and U-Haul. Republic Western’s principal strategy is to capitalize on its knowledge of insurance products aimed at the moving and rental markets. Approximately 29.8% of Republic Western’s written premiums relate to insurance underwriting activities involving affiliates of AMERCO. Approximately 90.8% of Republic Western’s invested assets are in investment grade (NAIC-2 or greater) fixed income securities. Republic Western is rated “A+-VIII” by A.M. Best.

*	Oxford

Oxford primarily reinsures life, health, and annuity insurance products and administers our self-insured employee health plan. Approximately 2.9% of Oxford’s premium revenues are from business with affiliates of AMERCO. Approximately 91.4% of Oxford’s invested assets are in investment grade (NAIC-2 or greater) fixed income securities. Oxford is rated “A-VII” by A.M. Best.

REAL ESTATE OPERATIONS

*          Amerco Real Estate

Amerco Real Estate owns or actively manages over 1,150 properties throughout the United States and Canada. In addition to its U-Haul operations, Amerco Real Estate actively seeks to lease or dispose of our surplus properties.

The following chart represents the corporate structure of the major operating subsidiaries of AMERCO:

Corporate Structure Flow Chart of Amerco

THE OFFERING

We may offer and sell from time to time, in one or more series, unsecured senior or subordinated debt securities, which may consist of notes, debentures or other evidences of indebtedness.

The total initial offering prices of the debt securities we may offer and sell pursuant to this prospectus and supplements to it will not be greater than $500,000,000 (or the equivalent amount in a foreign currency or currency unit at the time of sale). We will offer these securities in amounts, at prices and on terms that we determine in light of market conditions at the time of sale and specify in a prospectus supplement.

RISK FACTORS

*          Highly Competitive Industry

The truck rental industry is highly competitive and includes a number of significant national and hundreds of regional and local competitors. Competition is generally based on price, product quality, convenience, availability, brand name recognition and service. Competition could adversely affect AMERCO’s operating results by forcing us to reduce prices or delay price increases.

*           Management’s Discretion as to Use of Proceeds

We will use the net proceeds from the sale of the debt securities in the manner set forth in the prospectus supplement relating to each offering of the debt securities. Consequently, our Board of Directors and management will have broad discretion in allocating the net proceeds of this offering.

*          Control by Certain Existing Stockholders

Edward J. Shoen, Chairman of the Board and President of AMERCO, James P. Shoen, Vice President and a Director of AMERCO, and Mark V. Shoen, President of U-Haul Phoenix Operations collectively own 9,205,476 shares (approximately 40.1%) of the outstanding common stock of AMERCO. Accordingly, Edward J. Shoen, Mark V. Shoen, and James P. Shoen will be in a position to continue to influence the election of the members of the Board of Directors and decisions requiring stockholder approval. In addition, 2,849,124 shares (approximately 12.6%), including shares allocated to employees and unallocated shares, are held by the AMERCO Employee Savings and Employee Stock Ownership Trust.

*           Environmental Matters

Compliance with environmental requirements of federal, state and local governments significantly affects AMERCO’s business. Among other things, these requirements regulate the discharge of materials into the water, air and land and govern the use and disposal of hazardous substances. Under environmental laws, AMERCO can be held strictly liable for hazardous substances that are found on real property AMERCO has owned or operated. AMERCO is aware of issues regarding hazardous substances on some of our real estate and AMERCO has put in place a remedial plan at each site where we believe such a plan is necessary. AMERCO regularly makes capital and operating expenditures to stay in compliance with environmental laws. In particular, AMERCO has managed a testing and removal program since 1988 for our underground storage tanks. Under this program, AMERCO has removed over 3,000 tanks at a total cost of $39.0 million since April 1988. As of December 31, 1998, AMERCO has twelve known sites containing thirteen known underground storage tanks. Despite these compliance efforts, risk of environmental liability is part of the nature of our business. AMERCO cannot assure you that environmental liabilities, including compliance and remediation costs, will not have a material adverse effect on AMERCO in the future. In addition, future events may lead to additional compliance or other costs that could have a material adverse effect on AMERCO. Such future events could include changes in, or new interpretations of, existing laws or enforcement policies. For more information regarding AMERCO’s environmental matters, see “Item 1. Business — Moving and Storage Operations — Environmental Matters” in AMERCO’s Form 10-K.

*	Year 2000 Disclosure

AMERCO is and has been working since 1997 to identify and complete the changes necessary to our existing computerized business systems to make these systems compliant for Year 2000 processing. The Year 2000 processing problem is caused by currently installed computer systems and software products, including several used by AMERCO, being coded to accept only the last two digit entries in the date code field instead of four digits to indicate the year. Such programs may interpret the year 2000 to mean 1900 instead, producing erroneous information or date-related computer failures.

AMERCO’s date reliance functions related to the Year 2000 and beyond, such as rental transaction processing and financial systems, may be adversely affected unless these computer systems are or become Year 2000 compliant. Replacing, upgrading or modifying key financial systems has been on-going in the normal course of business. AMERCO is utilizing both internal and external resources to identify, correct, reprogram and test our systems for Year 2000 compliance. In particular, AMERCO has an outside consulting firm on-site currently making the Year 2000 compliance related modifications to existing systems. The assessment phase is complete for information technology. AMERCO’s internal information technology conversion phase is underway, with the testing phase going on at the same time.

AMERCO is also assessing our non-information technology items for Year 2000 compliance, such as rental vehicles and storage facilities security systems.

AMERCO is communicating with our major business partners to determine the efforts being made on their part for compliance. Critical vendors with electronic data interchange will be scheduled for testing between January and March of 1999, with other vendor testing to be scheduled during the remainder of the calendar year 1999. There can be no assurance AMERCO will not be adversely affected by the failure of others to become Year 2000 compliant. For example, AMERCO may be affected by, among other things, the failure of inventory suppliers, credit card processors, security companies or other vendors and service providers to become Year 2000 compliant.

AMERCO expects to be Year 2000 compliant by the fall of calendar year 1999. Initially, the budget was $2.0 million; as the conversion process continues, we now anticipate an additional $0.8 million may be incurred. Through December 31, 1998, $1.4 million has been incurred. AMERCO is accelerating the replacement of our payroll system due to year 2000 non-compliance at an estimated cost of $0.3 million to be incurred starting in June 1999. AMERCO has not deferred any major computer programming or update projects due to Year 2000 efforts. Although AMERCO believes we will achieve compliance on a timely basis, no assurance can be given that AMERCO’s computer systems will be Year 2000 compliant by the fall of 1999 or otherwise in a timely manner or that AMERCO will not incur significant additional costs pursuing Year 2000 compliance. If the appropriate modifications are not made, or are not timely, the Year 2000 problem may have a material adverse effect on AMERCO.

AMERCO considers our most reasonably likely worst case scenario to be if a business partner is not Year 2000 compliant. AMERCO is in the process of developing and refining contingency plans to be used if a business partner is not compliant. The contingency plans will include processing of rental transactions, payments to employees and vendors, licensing of equipment, preparation of financial statements and the movement of funds. It is anticipated that the contingency plans will be completed by the end of March of 1999, with refinement continuing until the year 2000.

Despite AMERCO’s efforts to date, there can be no assurance that the Year 2000 problem will not have a material adverse effect on AMERCO in the future.

USE OF PROCEEDS

The use of proceeds from the sale of the debt securities will be set forth in a prospectus supplement relating to each offering of debt securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows AMERCO’s ratio of earnings to fixed charges for the periods indicated. For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pretax earnings from operations plus total fixed charges excluding interest capitalized during the period, and “fixed charges” consists of interest expense, capitalized interest, amortization of debt expense and discounts, and one-third of the our annual rental expense (which we believe is a reasonable approximation of the interest factor of these rentals). The ratio for the nine months ended on December 31, 1998 may be different from the ratio for fiscal 1999 because, among other reasons, U-Haul rental operations are seasonal and proportionally more of our earnings are generated in the first and second quarters of each fiscal year.

NINE MONTHS
ENDED
DECEMBER 31,	FISCAL YEAR ENDED MARCH 31,

1998	1998	1997	1996	1995	1994

2.36	1.66	1.74	2.01	1.99	1.67

For more information on AMERCO’s ratio of earnings to fixed charges, see Exhibit 12 to the registration statement and the section called “Where You Can Find More Information.”

DESCRIPTION OF DEBT SECURITIES

The following is a description of certain general terms of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities, including the senior securities and the subordinated securities, offered by any prospectus supplement (the “Offered Securities”) and the extent, if any, to which such general provisions may apply to the debt securities so offered will be described in the prospectus supplement relating to such Offered Securities.

The senior securities are to be issued under an indenture (the “Senior Indenture”), between AMERCO and The Bank of New York, as trustee (the “Senior Trustee”). The subordinated securities are to be issued under an Indenture (the “Subordinated Indenture”) between AMERCO and The Bank of New York, as trustee (the “Subordinated Trustee,” together with the Senior Trustee, the “Trustees”). The Senior Indenture and the Subordinated Indenture (collectively, the “Indentures”) are exhibits to the registration statement. The following summaries of certain provisions of the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures, including the definitions therein of certain terms. Because this is a summary, it does not contain all the information that may be important to you. You should read each of the applicable Indentures in their entirety, including the definitions of certain terms, and the applicable prospectus supplement before you make any investment decision. Wherever particular provisions or defined terms of the Indentures are referred to, such provisions or defined terms are incorporated herein by reference. Certain defined terms in the Indentures are capitalized herein.

GENERAL

Unless otherwise indicated in the prospectus supplement relating to Offered Securities, the debt securities will be unsecured obligations of AMERCO.

The Indentures do not limit the amount of Offered Securities that may be issued thereunder and provide that the Offered Securities may be issued thereunder from time to time in one or more series. All Offered Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened under the applicable Indenture, without the consent of any holder, for issuances of additional Offered Securities of such series. The senior securities will rank pari passu with all other unsecured and unsubordinated indebtedness of AMERCO. The subordinated securities will rank pari passu with other subordinated indebtedness of AMERCO and, together with such subordinated indebtedness, will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of AMERCO as described under “Subordinated Securities” below.

Reference is made to the prospectus supplement relating to the Offered Securities for the following terms, where applicable, of the Offered Securities:

*	the title of the Offered Securities;

*	any limit on the aggregate principal amount of the Offered Securities;

*	the ranking of such Offered Securities as senior securities or subordinated securities;

*	the person to whom any interest on any Offered Security will be payable, if other than the person in whose name such Offered Security (or one or more predecessor debt securities) is registered at the close of business on the regular record date for such interest;

*	the date or dates on which the Offered Securities will mature;

*	the rate or rates (which may be fixed or variable) at which the Offered Securities will bear interest, if any, and the date or dates from which such interest will accrue;

*	the dates on which such interest, if any, will be payable and the regular record dates for such interest payment dates;

*	the place or places where the principal of (and premium, if any) and interest on the Offered Securities shall be payable, where any Offered Securities may be surrendered for registration of transfer or exchange and where notices to or demand upon AMERCO may be delivered;

*	the period or periods within which, the price or prices at which, and the terms and conditions upon which, the Offered Securities may be redeemed in whole or in part, at the option of AMERCO;

*	the mandatory or optional redemption provisions applicable to the Offered Securities;

*	the obligation, if any, of AMERCO to redeem or purchase such Offered Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof and the period or periods within which, the price or prices at which, and the terms and conditions upon which, such Offered Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

*	the denominations in which such Offered Securities will be issuable, if other than denominations of $1,000 and any integral multiples thereof;

*	the portion of the principal amount of the Offered Securities, if other than the entire principal amount thereof, payable upon acceleration of maturity thereof;

*	any additional restrictive covenants under the applicable Indenture;

*	the right of AMERCO to defease the Offered Securities or certain restrictive covenants and certain Events of Default under the Indentures;

*	the currency or currencies in which payment of principal and premium, if any, and interest on the Offered Securities will be payable, if other than United States dollars;

*	if the principal of and premium, if any, or interest, if any, on such Offered Securities is to be payable, at the election of AMERCO or a holder thereof, in a currency or currencies other than that in which such Offered Securities are stated to be payable, the currency or currencies in which payment of the principal of and premium, if any, or interest, if any, on such Offered Securities as to which such election is made will be payable and the period or periods within which, and the terms and conditions upon which, such election may be made;

*	any index used to determine the amount of payments of principal of and premium, if any, and interest, if any, on the Offered Securities;

*	if the Offered Securities will be issuable only in the form of a global note as described under “Book-Entry Securities,” the Depository or its nominee with respect to the Offered Securities, and the circumstances under which the global note may be registered for transfer or exchange in the name of a person other than the Depository or its nominee;

*	any additional Events of Default under the applicable Indenture; and

*	any other terms of the Offered Securities.

If the principal of and premium, if any, or any interest on Offered Securities of any series are payable in a foreign or composite currency, the restrictions, elections, federal income tax consequences, specific terms and other information with respect to such Offered Securities and such currency will be described in the prospectus supplement relating thereto.

Unless otherwise indicated in the prospectus supplement relating to Offered Securities, principal of and premium, if any, and interest, if any, on the Offered Securities will be payable, and the Offered Securities will be exchangeable and transfers thereof will be registrable, at the office of the applicable Trustee at 101 Barclay Street, Floor 21 West, New York, New York, 10286, provided that, at the option of AMERCO, payment of interest may be made by:

*	wire transfer on the date of payment in immediately available federal funds or next day funds to an account specified by written notice to the applicable Trustee from any holder of Offered Securities;

*	any similar manner that such holder may designate in writing to the applicable Trustee; or

*	by check mailed to the address of the person entitled thereto as it appears in the security register.

Any payment of principal and premium, if any, and interest, if any, required to be made on an interest payment date, redemption date, or at maturity that is not a business day need not be made on such day, but may be made on the next succeeding business day with the same force and effect as if made on the interest payment date, redemption date, or at maturity, as the case may be, and no interest shall accrue for the period from and after such interest payment date, redemption date, or maturity.

Unless otherwise indicated in the prospectus supplement relating to Offered Securities, the debt securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of Offered Securities, but AMERCO may require payment of a sum sufficient to cover any tax or other government charge payable in connection therewith.

Offered Securities may be issued under the Indentures as original issue discount securities to be offered and sold at a substantial discount from their stated principal amount. In addition, under United States treasury regulations, it is possible that Offered Securities that are offered and sold at their stated principal amount would, under certain circumstances, be treated as issued at an original issue discount for federal income tax purposes. Federal income tax consequences and other special considerations applicable to any such original issue discount securities (or other debt securities treated as issued at an original issue discount) and to “investment units” will be described in the prospectus supplement relating thereto. An “original issue discount security” means any security that provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof upon the occurrence of an Event of Default and the continuation thereof.

BOOK-ENTRY SYSTEM

The debt securities will be represented by one or more permanent global notes deposited with, or on behalf of, The Depository Trust Company, as Depository under the Indentures and the related supplemental indentures (the “Depository”), and registered in the name of the Depository’s nominee. Except as set forth below:

*	owners of beneficial interests in a global note will not be entitled to have debt securities represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders thereof under the Indentures and the related Supplemental Indentures; and

*	each global note may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

Accordingly, beneficial interests in the debt securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its participants. The laws of some states require certain purchasers of securities to take physical delivery thereof in definitive form. The depository arrangements described above and such laws may impair the ability to own or transfer beneficial interests in a global note.

Owners of beneficial interests in any global note will not be entitled to receive debt securities in definitive form and will not be considered holders of debt securities unless:

*	the Depository notifies AMERCO that it is unwilling or unable to continue as Depository for such global note or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act;

*	AMERCO executes and delivers to the applicable Trustee a company order that such global note shall be so exchangeable; or

*	there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to the debt securities (a “Default”).

In such circumstances, upon surrender by the Depository or a successor depository of any global note, debt securities in definitive form will be issued to each person that the Depository or a successor depository identifies as the beneficial owner of the related debt securities. Upon such issuance, the applicable Trustee is required to register such debt securities in the name of, and cause such debt securities to be delivered to, such person or persons (or nominees thereof). Such debt securities would be issued in fully registered form without coupons, in denominations of $1,000 and integral multiples thereof.

The Depository is a limited-purpose trust company organized under the laws of the State of New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository’s direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depository. Access to the Depository’s book-entry system is also available to others known as indirect participants, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The Depository agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law.

Principal and interest payments on debt securities registered in the name of or held by the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the global note representing such debt securities. Under the terms of the Indentures and the related Supplemental Indentures, AMERCO and the applicable Trustee will treat the persons in whose names the debt securities are registered as the holders of such debt securities for the purpose of receiving payment of principal and interest on such debt securities and for all other purposes whatsoever. Therefore, none of AMERCO, the Trustees or any paying agent has any direct responsibility or liability for the payment of principal of or interest on the debt securities to owners of beneficial interests in any global note. The Depository has advised AMERCO and the Trustees that its current practice is to credit the accounts of participants with payments of principal or interest on the date payable in amounts proportionate to their respective holdings in principal amount of beneficial interests in a global note as shown in the records of the Depository, unless the Depository has reason to believe that it will not receive payment on such date. The Depository’s current practice is to credit such accounts, as to interest, in next-day funds and, as to principal, in same-day funds. Payments by participants and indirect participants to owners of beneficial interests in a global note will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of the participants and indirect participants.

The Depository has advised AMERCO that it will take any action permitted to be taken by an owner or holder of debt securities only at the direction of one or more participants to whose account with the Depository such holder’s debt securities are credited. Additionally, the Depository has advised AMERCO that it will take such actions with respect to any percentage of the beneficial interest of holders who hold debt securities through participants only at the direction of and on behalf of participants whose account holders include undivided interests that satisfy any such percentage. The Depository may take conflicting actions with respect to other undivided interests to the extent that such actions are taken on behalf of participants whose account holders include such undivided interests.

SENIOR SECURITIES

Payment of the principal of, premium, if any, and interest on senior securities issued under the Senior Indenture will rank pari passu with all other unsecured and unsubordinated indebtedness of AMERCO.

SUBORDINATED SECURITIES

Payment of the principal of, premium, if any, and interest on subordinated securities issued under the Subordinated Indenture will rank pari passu with all other subordinated indebtedness of AMERCO and will be subordinate and junior in right of payment, to the extent and in the manner set forth in the Subordinated Indenture, to all Senior

Indebtedness of AMERCO. The Subordinated Indenture does not contain any limitation on the amount of Senior Indebtedness than can be incurred by AMERCO.

The Subordinated Indenture provides that AMERCO may make no principal, interest or other payment on account of any subordinated securities or redeem, defease (other than payments made by the Subordinated Trustee pursuant to the provisions of the Subordinated Indenture described under “Defeasance”) or acquire any of the subordinated securities for cash, property or securities:

*	upon the maturity of the Designated Senior Indebtedness or any other Senior Indebtedness with an aggregate principal amount in excess of $1,000,000 unless and until all principal, premium and interest on such Senior Indebtedness and all other obligations in respect thereof are first paid in full in cash or cash equivalents or such payment is duly provided for, or unless and until any such maturity by acceleration has been rescinded or waived; or

*	in the event of default in the payment of any principal, premium or interest on or any other amount payable in respect of the Designated Senior Indebtedness or any other Senior Indebtedness with an aggregate principal amount in excess of $1,000,000 when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise, unless and until such payment default has been cured or waived or has otherwise ceased to exist.

Upon the happening of a default (any event that after notice or passage of time would be an event of default) or an event of default (any event that permits the holders of Senior Indebtedness or their representative or representatives immediately to accelerate its maturity) with respect to any Senior Indebtedness, other than a default in payment of the principal, premium or interest on such Senior Indebtedness, and upon written notice of such default or event of default given to AMERCO and the Subordinated Trustee by the holders of a majority of the principal amount outstanding of the Designated Senior Indebtedness or their representative or, at such time there is not Designated Senior Indebtedness, the holders of a majority of the principal amount outstanding of all Senior Indebtedness or their representative or representatives or, if such default or event of default results from the acceleration of the subordinated securities, immediately upon such acceleration, then, unless such default or event of default has been cured or waived or otherwise has ceased to exist, AMERCO may make no payment with respect to any obligation or claim in respect of the subordinated securities.

Notwithstanding the foregoing, unless the Senior Indebtedness in respect of which such default or event of default exists has been declared due and payable in its entirety within 180 days after the date written notice of such default or event of default is delivered as set forth above or the date of such acceleration as the case may be (the “payment blockage period”), and such declaration or acceleration has not been rescinded, AMERCO may then pay all sums not paid to the holders of the subordinated securities during the payment blockage period due to the foregoing prohibitions and resume all other payments as and when due on the subordinated securities. Any number of such notices may be given; provided, however, that (1) during any 360 consecutive days, only one payment blockage period may commence and (2) any such default or event of default that existed upon the commencement of a payment blockage period may not be the basis for the commencement of any other payment blockage period, unless such default or event of default shall have been cured or waived for a period of not less than 90 consecutive days.

In the event that any payment or distribution of assets of AMERCO from any source is received by the Subordinated Trustee or the holders on account of any obligation or claim in respect of the subordinated securities at a time when such payment or distribution is prohibited by the foregoing provisions, such payment or distribution will be held in trust for the benefit of the holders of Senior Indebtedness, and will be paid or delivered by the Subordinated Trustee or such holders, as the case may be, to the holders of the Senior Indebtedness remaining unpaid or unprovided for ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness.

The holders of the Senior Indebtedness and their respective representatives are authorized to demand specific performance of the provisions with respect to subordination in the Subordinated Indenture at any time when AMERCO or any holder shall have failed to comply with any provision with respect to subordination in the Subordinated Indenture applicable to it, and AMERCO and each holder irrevocably waives any defense based on the adequacy of a remedy at law that might be asserted as a bar to the remedy of specific performance of such subordination provision in any action brought therefor by the holders of the Senior Indebtedness and their respective representatives.

By reasons of such subordination, in the event of the liquidation or insolvency of AMERCO, creditors of AMERCO who are not holders of Senior Indebtedness, including holders of the subordinated securities, may recover less, ratably, than holders of Senior Indebtedness.

No provision contained in the Subordinated Indenture or the subordinated securities will affect the obligation of AMERCO, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the subordinated securities. The subordination provisions of the Subordinated Indenture and the subordinated securities will not prevent the occurrence of any Event of Default under either of the Indentures or limit the rights of the Subordinated Trustee or any holder, except as provided in the seven preceding paragraphs, to pursue any other rights or remedies with respect to the subordinated securities.

COVENANTS

The Indentures contain several restrictive covenants. The Indentures do not contain:

*	any restrictions on AMERCO paying dividends or making other distributions on any of its capital stock or purchasing or redeeming any of its capital stock;

*	any restrictions on AMERCO incurring, assuming or become liable upon senior indebtedness or subordinated indebtedness or any other type of debt securities or other obligations;

*	any restrictions on AMERCO creating liens on its property for any purpose; or

*	any requirement on AMERCO adhering to any financial ratios or specified levels of net worth or liquidity.

Any additional restrictive covenants relating to any series of debt securities will be described in the prospectus supplement relating to such series. If any such covenants are described, the prospectus supplement will also state whether the “covenant defeasance” provisions described below will apply.

*          Corporate Existence

AMERCO will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and material rights (charter and statutory) and material franchises of AMERCO; provided, however, that AMERCO shall not be required to preserve any such right or franchise if our Board of Directors shall determine that the preservation of such rights and franchises is no longer desirable in the conduct of the business of AMERCO and our consolidated subsidiaries considered as a whole, and that the loss thereof is not disadvantageous in any material respect to the holders of the debt securities.

*          Consolidation, Merger, and Sale of Assets

AMERCO, without the consent of any holders of outstanding debt securities, may consolidate or merge with or into, or transfer or lease its assets as an entirety to, any corporation, provided that (i) the corporation (if other than AMERCO) formed by such consolidation or into which AMERCO is merged or that acquires or leases the assets of AMERCO substantially as an entirety is a corporation, partnership or trust, is organized and existing under the laws of any United States jurisdiction and expressly assumes AMERCO’s obligations on the debt securities and under the Indentures, (ii) after giving effect to such transaction no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing (provided that a transaction will only be deemed to be in violation of this condition (ii) as to any series of debt securities as to which such Event of Default or such event shall have occurred and be continuing), and (iii) certain other conditions are met.

EVENTS OF DEFAULT

The following are Events of Default under each Indenture with respect to debt securities of any series issued thereunder:

(1)	failure to pay principal of or premium, if any, on any debt security of that series when due;

(2)	failure to pay any interest on any debt security of that series when due, continued for 30 days;

(3)	(i) the failure by AMERCO or any of our subsidiaries to pay indebtedness for money borrowed (including debt securities of other series) in an aggregate principal amount exceeding $10,000,000 at the later of final maturity or upon the expiration of any applicable period of grace with respect to such principal amount or (ii) acceleration of the maturity of any indebtedness for money borrowed of AMERCO or any of our subsidiaries in excess of $10,000,000, if such failure to pay or acceleration is not discharged or such acceleration is not annulled within 15 days after due notice;

(4)	failure to deposit any sinking fund payment, when due, in respect of any debt security of that series;

(5)	failure to perform any other covenant or warranty of AMERCO in such Indenture (other than a covenant or warranty included in such Indenture solely for the benefit of a series of debt securities other than that series), continued for 60 days after written notice as provided in such Indenture;

(6)	certain events in bankruptcy, insolvency or reorganization; and

(7)	any other Event of Default provided with respect to debt securities of that series.

If an Event of Default specified in clause (6) above occurs and is continuing with respect to a series of debt securities, then the principal amount of the outstanding debt securities shall become immediately due and payable without any declaration or other act on the part of the applicable Trustee or any holder. If an Event of Default (not specified in clause (6) above) shall occur and be continuing with respect to outstanding debt securities of any series, either the applicable Trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are original issue discount securities, such portion of the principal amount as may be specified in the terms of that series) of all the debt securities of that series to be due and payable immediately by written notice to AMERCO (and to the applicable Trustee if given by the holders). At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see “Modification and Waiver” below.

Reference is made to the prospectus supplement relating to each series of Offered Securities that are original issue discount securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of an Event of Default and the continuation thereof.

The Indentures provides that each Trustee will be under no obligation, subject to the duty of the applicable Trustee during default to act with the required standard of care, to exercise any of its rights or powers under the related Indenture at the request or direction of any of the holders, unless such holders shall have offered to the applicable Trustee reasonable indemnity. Subject to such provisions for indemnification of the applicable Trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to that Trustee, or exercising any trust or power conferred on that Trustee, with respect to the debt securities of that series.

AMERCO will furnish to each Trustee annually a certificate as to compliance by AMERCO with all terms, provisions and conditions of the applicable Indenture.

DEFEASANCE

The prospectus supplement will state if any additional defeasance provision will apply to the Offered Securities.

Defeasance and Discharge

Each Indenture provides that, if applicable, AMERCO will be discharged from any and all obligations in respect of the debt securities of any series issued thereunder (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost, or mutilated debt securities of such series, to maintain paying agencies and to hold monies for payment in trust) upon the irrevocable deposit with the applicable Trustee, in trust, of money and/or U.S. Government obligations, which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the debt securities of that series on the stated maturity of such payments in accordance with the terms of the applicable Indenture and the debt securities of such series. Such a trust may only be established if, among other things, AMERCO has delivered to the applicable Trustee an opinion of counsel (who may be an employee of or counsel for AMERCO) to the effect that AMERCO has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in the applicable United States federal income tax law to the effect that holders of the debt securities of that series will not recognize income, gain, or loss for federal income tax purposes as a result of such deposit, defeasance, and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance, and discharge had not occurred.

However, the Statement of Financial Accounting Standards No. 125 “Accounting for Transfers and Services of Financial Assets and Extinguishments of Liabilities” as issued by the Financial Accounting Standard’s Board will generally not permit the in-substance defeasance of debt as described above.

Defeasance of Certain Covenants and Certain Events of Default

Each Indenture provides that AMERCO may omit to comply with the covenants described under “Covenants,” and that may be described in a prospectus supplement and as set forth in a related Supplemental Indenture, and that violations of such covenants will not be deemed to be an Event of Default under the applicable Indenture to the extent that the conditions described herein are met. Each Indenture also provides with respect to the Offered Securities of any series issued thereunder, to the extent provided for in the prospectus supplement, that AMERCO may omit to comply with certain restrictive covenants provided for in this prospectus or the prospectus supplement and, to the extent provided in the prospectus supplement, that violations of certain restrictive covenants provided for in the prospectus supplement shall not be deemed to be an Event of Default under the applicable Indenture and the debt securities of such series, upon the deposit with the applicable Trustee, in trust, of money and/or U.S. Government obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and premium, if any, and each installment of interest on the debt securities of such series on the stated maturity of such payments in accordance with the terms of the applicable Indenture and the debt securities of such series. The obligations of AMERCO under the applicable Indenture and the debt securities of such series other than with respect to the covenants referred to above and the Events of Default other than the Event of Default referred to above shall remain in full force and effect. Such a trust may only be established if, among other things, AMERCO has delivered to the applicable Trustee an opinion of counsel (who may be an employee of or counsel for AMERCO) to the effect that the holders of the debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

Defeasance and Certain Other Events of Default

In the event AMERCO exercises its option to omit compliance with certain covenants of the applicable Indenture with respect to the Offered Securities of any series as described above issued thereunder and the Offered Securities of such series are declared due and payable because of the occurrence of any Event of Default other than the Event of Default due to certain events in bankruptcy, insolvency, or reorganization described under “Events of Default,” the amount of money and U.S. Government obligations on deposit with the applicable Trustee will be sufficient to pay amounts due on the Offered Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Offered Securities of such series at the time of the acceleration resulting from such Event of Default. However, AMERCO shall remain liable for such payments.

MODIFICATION AND WAIVER

Modifications and amendments of the Indentures may be made by AMERCO and the Trustees with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security affected thereby:

*	change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

*	reduce the principal amount of, or the premium, if any, or interest, if any, on any debt security or any premium payable upon the redemption thereof;

*	reduce the amount of principal of an original issue discount security payable upon acceleration of the maturity thereof;

*	adversely affect the rights of such holder under any mandatory redemption or repurchase provision or any right or redemption or repurchase at the option of such holder;

*	change the place or currency of payment of principal of, or premium, if any, or interest, if any, on, any debt security;

*	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

*	with respect to the Subordinated Indenture, modify the terms relating to subordination in a manner adverse to the holders of debt securities issued under such Subordination Indenture; or

*	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the applicable Indenture or for waiver of certain defaults.

The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by AMERCO with certain restrictive provisions of the applicable Indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive any past default under the applicable Indenture with respect to that series, except a default in the payment of the principal of or premium, if any, or interest on any debt security of that series or in respect of a provision that under the applicable Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series affected.

CERTAIN DEFINITIONS

Set forth below is a summary of certain of the defined terms used in the covenants contained in the applicable Indenture. Reference is made to the applicable Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

“consolidated subsidiary” means any subsidiary of a person or of any consolidated subsidiary which is consolidated with such person for financial reporting purposes in accordance with United States generally accepted accounting principles.

“Designated Senior Indebtedness” means any class of Senior Indebtedness the aggregate principal amount outstanding of which exceeds $50,000,000 and which is specifically designated in the instrument evidencing such Senior Indebtedness or the agreement under which such Senior Indebtedness arises as “Designated Senior Indebtedness.”

“indebtedness for money borrowed,” when used with respect to AMERCO or any of our subsidiaries, means any obligation of, or any obligation guaranteed by, AMERCO or any of our subsidiaries for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligation of, or any such obligation guaranteed by, AMERCO for the payment of the purchase price of property or assets.

“Senior Indebtedness” as defined in the Subordinated Indenture means the principal of and premium, if any, and interest on (a) all indebtedness of AMERCO whether outstanding on the date of the Subordinated Indenture or thereafter created:

*	for money borrowed by AMERCO;

*	for money borrowed by, or obligations of, others and either assumed or guaranteed, directly or indirectly, by AMERCO;

*	in respect of letters of credit and acceptances issued or made by banks; or

*	constituting purchase money indebtedness, or indebtedness secured by property included in the property, plant and equipment accounts of AMERCO at the time of the acquisition of such property by AMERCO, for the payment of which AMERCO is directly liable;

and (b) all deferrals, renewals, extensions and refunding of, and amendments, modifications and supplements to, any such indebtedness. As used in the preceding sentence, the terms “purchase money indebtedness” means indebtedness evidenced by a note, debenture, bond or other instrument (whether or not secured by any lien or other security interest) issued or assumed as all or a part of the consideration for the acquisition of property, whether by purchase, merger, consolidation or otherwise, unless by its terms such indebtedness is subordinated to other indebtedness of AMERCO. Notwithstanding anything to the contrary in the Subordinated Indenture or the subordinated securities, Senior Indebtedness shall not include (1) any indebtedness of AMERCO which, by its terms or the terms of the instrument creating or evidencing it, is subordinate in right of payment to or pari passu with the subordinated securities or (2) any indebtedness of AMERCO to a subsidiary of AMERCO.

“subsidiary” means a person more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by such person or by one or more other subsidiaries, or by such person and one or more other subsidiaries of such person.

CONCERNING THE TRUSTEE

AMERCO may maintain banking and other commercial relationships with the applicable Trustee and its affiliates in the ordinary course of business.

GOVERNING LAW

The Indentures and the Offered Securities will be governed by and construed in accordance with the laws of the State of New York.

PLAN OF DISTRIBUTION

We may sell the Offered Securities:

*	through agents;

*	through underwriters or dealers;

*	directly to one or more purchasers; or

*	through some combination of these methods.

By Agents

The Offered Securities may be sold through agents we designate. Except as otherwise set forth in a prospectus supplement, the agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

If underwriters are used in the sale, the underwriters will acquire the Offered Securities for their own account. The underwriters may resell the Offered Securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions. The underwriters will be obligated to purchase all the Offered Securities of the series offered if any of the Offered Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

By Dealers

If dealers are used in the sale, we will sell the Offered Securities to the dealers, as principal. The dealers may then resell the Offered Securities to the public at varying prices to be determined by them at the time of sale.

Direct Sales

We may also directly sell the Offered Securities. In this case, no underwriters, dealers or agents would be involved.

General Information

Any underwriter, dealer or agent involved in the offer and sale of the Offered Securities will be named in the applicable prospectus supplement. Underwriters, dealers and agents that participate in the distribution of the Offered Securities may be deemed underwriters under the Securities Act of 1933, and any discounts or commissions they receive from us or commissions from purchasers of the Offered Securities may be treated as underwriting discounts, concessions or commissions under the Securities Act. Any underwriter, dealer or agent will be identified and their compensation described in the applicable prospectus supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters, dealers or agents may be required to make.

Certain of the underwriters or agents and their affiliates may be customers of, engage in transactions with and perform investment banking, commercial banking and other financial services for AMERCO and our affiliates in the ordinary course of business.

Each series of Offered Securities will be a new issue with no established trading market. We do not intend to list any of the Offered Securities on a national securities exchange or quotation system. It is possible that one or more underwriters or broker-dealers may make a market in the Offered Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, we can give you no assurance as to the existence or liquidity of a trading market for any of the Offered Securities.

In connection with an offering of our Offered Securities, underwriters, dealers or agents may purchase and sell them in the open market. These transactions may include stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or slowing a decline in the market price of the Offered Securities; and syndicate short positions involve the sale by the underwriters, dealers or agents, as the case may be, of a greater number of Offered Securities than they are required to purchase from us in the offering. Underwriters also may impose a penalty bid, which means that the underwriting syndicate may reclaim selling concessions allowed to syndicate members or other broker dealers who sell Offered Securities in the offering for their account if the syndicate repurchases the securities in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Offered Securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time without notice. These transactions may be effected on any securities exchange on which the Offered Securities may be listed, in the over-the-counter market or otherwise.

LEGAL OPINIONS

Our counsel, Lionel, Sawyer & Collins, located at 300 S. 4th Street, Suite 1700, Las Vegas, Nevada 89101, will issue a legal opinion about the validity of the Offered Securities. Counsel named in the applicable prospectus supplement will advise the underwriters.

EXPERTS

The consolidated financial statements of AMERCO as of March 31, 1998 and 1997 and for each of the fiscal years in the three-year period ended March 31, 1998, incorporated in this prospectus by reference to AMERCO’s Annual Report on Form 10-K for the fiscal year ended March 31, 1998 have been so incorporated by reference herein and in the registration statement in reliance upon the reports of PricewaterhouseCoopers LLP, independent accountants, and upon the authority of said firm as experts in auditing and accounting.

$

AMERCO

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       % Senior Notes due

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Chase Securities Inc.

                    , 2000